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Rogers Communications Inc. | 2018 Annual Report

ROGERS
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Rogers Communications Inc.    | 2018 Annual Report

Our Purpose

Beat the Box
TEAM
CANADA

2 | ROGERS COMMUNICATIONS INC. 2018 ANNUAL REPORT

Our Purpose
To connect Canadians to a world of possibilities and the memorable moments that matter most in their lives
2 ROGERS COMMUNICATIONS INC.    2018 ANNUAL REPORT

About Rogers

Table of Contents

PAGE 3 About Rogers

PAGE 4 A Message from Edward

PAGE 6 A Message from Joe

PAGE 8 A Year in Review

PAGE 10 Senior Executive Officers

PAGE 11 Directors

PAGE 12 2018 Financial Report

PAGE 146 Corporate and Shareholder Information

2018 ANNUAL REPORT ROGERS COMMUNICATIONS INC. | 3

About Rogers
We are a team of proud Canadians dedicated to making more possible for our customers each and every day.
Our founder, Ted Rogers, believed in the power of communication to enrich, entertain and embolden Canadians. He followed in his father’s footsteps, and at the age of 27, purchased his first radio station, CHFI.
From these modest beginnings, we have grown to become a formidable technology company. A company devoted to delivering the very best in wireless, residential and media to Canadians and Canadian businesses.

PAGE 3 PAGE 4 PAGE 6 PAGE 8
About A Message A Message A Year Rogers from Edward from Joe in Review
PAGE 10 PAGE 11 PAGE 12 PAGE 146
Senior Executive Directors 2018 Corporate and
Officers Financial Report Shareholder Information
2018 ANNUAL REPORT    ROGERS COMMUNICATIONS INC. 3

A MESSAGE FROM EDWARD Edward Rogers Chair, Board of Directors Rogers Communications Inc.
My Fellow Shareholders, Rogers was founded almost 60 years ago through the purchase of a single radio station. Even during those early entrepreneurial days, Ted Rogers’ goal was to not only build a successful business for the long-term, but to also build a great Canadian company; one that served the needs of its local communities while also contributing to the leadership and development of a young and growing nation. He understood that long-term focus, discipline and ongoing investment would be required to achieve this goal and he incorporated this thinking into the birth and growth of Rogers Communications. Building off these founding principles, Rogers delivered strong operational and ?nancial results in 2018, as we led our industry in many ?nancial and operational metrics. Under the leadership of our CEO, Joe Natale, our management team and all 26,000 of our employees, Rogers made impressive progress on its strategic plan and priorities, successfully balancing both short-term performance with long-term investments. Our results in 2018 build on our multi-decade commitment to invest for the long-term, and this approach has delivered strong and consistent long-term results for all shareholders. Over the past 10 years, Rogers has generated total shareholder returns of 178%, and the company’s market value has doubled over the last 9 years. While these strong results demonstrate the value of our strategy, we understand there is always more work to be done. We have grown to become one of Canada’s most trusted brands as we now reach 98% of all Canadians through our wireless, cable, business services, media and sports operations. This is a signi?cant responsibility that Canadians entrust us to manage thoughtfully and is a relationship we will continue to invest in and respect. In 2018, our markets remained highly competitive across all of our businesses. While many of our businesses continue to undergo change, we are well positioned to embrace those changes and deliver leading next generation content, networks and products to our customers. In Wireless, we remained Canada’s largest provider with more than 10.7 million subscribers. In 2018 we delivered industry leading revenue and profitability growth, improved customer loyalty, and continued to make the
4 ROGERS COMMUNICATIONS INC. 2018 ANNUAL REPORT

“I have full confidence in our management team to continue to make the Rogers organization better every day.” key investments required to build one of the fastest and most secure 5G networks in the world. Going forward, we are committed to making signi?cant investments in this business to improve customer service and ensure Canadians have access to the most powerful, secure and reliable networks. In our Cable business we have made investments to bring our customers the most innovative and forward-looking television experience available anywhere with the launch last year of Ignite TV. Today, we provide the fastest and most reliable Internet speeds across our entire cable footprint, which has been achieved by the multi-decade investments we have committed. Rogers has also established a terri?c mix of assets in sports and media. Today we are the national leader in sports, local radio, publishing, home shopping and TV programming. This mix positions us well for the future, as these industries continue to adapt to the changing viewing and listening preferences of Canadians. Like the coast-to-coast fans that proudly cheer on our teams in person or through our broadcasts, we are very proud of Rogers’ national sports presence and the contribution it makes to Canada’s cultural fabric. We have the country’s only national baseball team in the Toronto Blue Jays. We have co-ownership in the country’s only national basketball team in the Raptors, and we exclusively manage the NHL national broadcast rights to Canada’s national pastime. We are thrilled to offer these cherished assets to Canadians and will continue to invest in these entities for the enjoyment of future generations. Rogers is strong and well positioned for the future. I have full con?dence in our management team to continue to make the Rogers organization better every day. We will work hard to earn our position as leaders in our industry, in our country and in our communities as we make the ongoing investments to enrich the lives of Canadians. I want to thank the Rogers board of directors for their contributions and con?dence. With their leadership we have strengthened our Board governance and practices. They bring a tremendous amount of experience and ability to our Board and its subcommittees and their counsel has been invaluable. Finally, I also want to thank our shareholders for your support of Rogers. We are an energized and enthusiastic organization looking forward to continuing to invest, compete and serve our customers in this growing, changing and exciting media and communications industry in the coming years. Edward S. Rogers Chair of the Board Rogers Communications Inc. 2018 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 5

A MESSAGE FROM JOE
Joe Natale
President and CEO
Rogers Communications Inc.
Dear Shareholders,
I believe we play a meaningful role in the lives of Canadians each and every day. At the heart of it, we connect people, businesses and communities to each other, and to the world around them.
Consumers and businesses rely on our technology services now, more than ever. To us, it is more than watching a movie, exploring the web or messaging each other. We want the promise of technology to deliver a world of possibilities – stronger human connections, healthier lives, growth and prosperity, memorable experiences – to unleash all it has to offer society. This is a significant responsibility and it is one we deliver with tremendous pride and passion.
We are in the very early stages of the modern digital age. As a country, we are on the cusp of the next major phase of innovation and investment. Soon, 5G will usher in solutions and capabilities that are as typical as the 4G services we enjoy today – services that arrived with great promise only a few short years ago, and now play a central role in our everyday life. At Rogers, we are investing to be at the centre of this opportunity. We are making the right investments to bring this world to Canadians. I am incredibly proud of our team and their efforts to make this possible for our customers.
2018 accomplishments
The right team and culture is the critical foundation to building a high-performing company. From my perspective, we have one of the best teams in our industry globally. In 2018, we achieved global best- in-class employee engagement and we were named one of Canada’s Top 100 Employers.
Our team’s #1 priority is putting our customers first in everything we do. Our customer-first mindset is permeating the hearts and minds of our team and it is starting to show up in our performance. Last year, we delivered our best Wireless customer loyalty in 10 years. We saw substantial improvements in customer adoption of our web and mobile apps. Most importantly, we listened carefully to our customers’ feedback and introduced hundreds of service improvements.
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We began our journey to bring Canadians the Connected Home of the future with the launch of Ignite TV. Our world-class Internet platform and our Connected Home roadmap will continue to be sources of competitive advantage as we enable Canadians with this powerful set of solutions.
We made strategic investments in our networks and technology, the lifeblood of our business. We upgraded our 4G network to make it 5G-ready, announcing a key strategic partnership with Ericsson, the 5G partner of choice. Our investments allow us to deliver the right customer experiences today, and the right capabilities tomorrow.
We delivered on our financial guidance, generating the best financial and subscriber performance in almost a decade. We grew total revenue by 5% and adjusted EBITDA by 9%. We grew after-tax free cash flow by 5% while investing $2.8 billion in capital and returning $988 million to shareholders. These results were reflected in our total shareholder return of 12.5%. We are incredibly proud of these results and their ability to fuel future investment and growth.
As a proud Canadian company, we made substantive contributions to our country – investing $2.8 billion in infrastructure, paying $1.1 billion in taxes and fees, and devoting $679 million to produce Canadian content.
We made meaningful contributions to communities across the country, improving and enriching the lives of Canadians. We are extremely proud of our volunteering, community grants and Ted Rogers Scholarship Fund. Overall, we contributed over $60 million to 1,900 charities across Canada, awarded 313 scholarships, and volunteered 20,000 hours.
“Our team’s #1 priority is putting our customers first in everything we do.”
Looking ahead
As I look to the future, we remain committed to becoming a world-class technology company. A company relentlessly focused on growing our core business, investing in our future and delivering a strong return to shareholders. We are on a journey to becoming one of the best brands in Canada; to becoming one of the best places to work; and to becoming a company Canadians choose first.
It is an incredibly exciting time for our industry and our company. Working together, we will build on Ted’s legacy and write the next chapter in Rogers history.
I am immensely proud of our team and I am excited about our future and how we will make more possible for Canadians.
My very best,
Joe
2018 ANNUAL REPORT    ROGERS COMMUNICATIONS INC. 7

A Year in Review
Deliver innovative solutions
and compelling content that
our customers will love.
· Introduced Ignite TV across our Ontario cable footprint
· Invested $679 million to produce meaningful Canadian content
· Celebrated 50 years of local programming through Rogers TV
Create best-in-class customer
experiences by putting our
customers first in everything
we do.
· Delivered the best Wireless customer loyalty result in ten years
· Improved customer self-serve and grew customer digital adoption
· Hired an additional 1,000 team members to support our customers
Invest in our networks and
technology to deliver leading
performance and reliability.
· Invested to deliver advanced LTE capabilities to Canadians
· Signed a strategic partnership with Ericsson, the 5G partner of choice
· Received the 2018 Speedtest® Award for Canada’s Fastest Internet from Ookla®
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Drive profitable growth in all
the markets we serve.
· Achieved 2018 guidance targets, and raised adjusted EBITDA guidance in the third quarter
· Grew total revenue by 5% and adjusted EBITDA by 9%
· Delivered total shareholder return of 12.5%, 21 points above the TSX Composite Index
Be a strong, socially responsible
leader in our communities
across Canada.
· Contributed over $60 million through cash and in-kind investments to help our communities thrive
· Expanded our Connected for Success affordable Internet program to 300 non-profit housing providers
· Volunteered over 20,000 hours to local charities across the country
Develop our people and a high
performance culture.
· Achieved best-in-class employee engagement score
· Recognized as one of Canada’s Top 100 Employers and a Top Employer for Young People
· Invested $43 million in developing our employees
2018 ANNUAL REPORT    ROGERS COMMUNICATIONS INC. 9

Senior Executive Officers
1. Joe Natale President and Chief Executive Officer
2. Rick Brace President, Media
3. Lisa Durocher Chief Digital Officer
4. Jorge Fernandes Chief Technology and Information Officer
5. Phil Hartling President, Residential
6. Brent Johnston President, Wireless
7. Graeme McPhail
Chief Legal and Regulatory Officer and Secretary
8. Dean Prevost
President, Rogers for Business
9. Jim Reid
Chief Human Resources Officer
10. Tony Staffieri, FCPA, FCA
Chief Financial Officer
10 ROGERS COMMUNICATIONS INC. 2018 ANNUAL REPORT

Directors 1. Edward S. Rogers Chair 2. John H. Clappison, FCPA, FCA Lead Director 3. Bonnie R. Brooks, CM Company Director 4. Robert K. Burgess Company Director 5. Robert Dépatie Company Director 6. Robert J. Gemmell Company Director 7. Alan D. Horn, CPA, CA President and Chief Executive Officer, Rogers Telecommunications Limited 8. Philip B. Lind, CM Vice Chair 9. John A. MacDonald Company Director 10. Isabelle Marcoux Chair, Transcontinental Inc. 11. Joe Natale President and Chief Executive Officer 12. The Hon. David R. Peterson, PC, QC Chairman Emeritus Cassels Brock & Blackwell LLP 13. Loretta A. Rogers Company Director 14. Martha L. Rogers Company Director 15. Melinda M. Rogers Deputy Chair 2018 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 11

MANAGEMENT’S DISCUSSION AND ANALYSIS

2018 Financial Report

13	MANAGEMENT’S DISCUSSION AND ANALYSIS

15	Executive Summary
	15	About Rogers
	15	2018 Highlights
	17	Financial Highlights

18	Understanding Our Business
	18	Products and Services
	20	Competition
	21	Industry Trends

23	Our Strategy, Key Performance Drivers, and Strategic Highlights
	23	Our Strategic Priorities
	24	2018 Objectives
	24	Key Performance Drivers and 2018 Strategic Highlights
	26	2019 Objectives
	27	Financial and Operating Guidance

28	Capability to Deliver Results
	28	Leading Networks
	30	Powerful Brands
	30	Widespread Product Distribution
	30	First-Class Media Content
	30	Customer Experience
	31	Engaged People
	31	Financial Strength and Flexibility
	31	Healthy Trading Volumes and Dividends

32	2018 Financial Results
	32	Summary of Consolidated Results
	33	Key Changes in Financial Results This Year Compared to 2017
	34	Wireless
	35	Cable
	37	Media
	38	Capital Expenditures
	39	Review of Consolidated Performance
	42	Quarterly Results
	45	Overview of Financial Position

46	Managing Our Liquidity and Financial Resources
	46	Sources and Uses of Cash
	49	Financial Condition
	50	Financial Risk Management
	54	Dividends and Share Information
	55	Commitments and Contractual Obligations
	55	Off-Balance Sheet Arrangements

56	Governance and Risk Management
	56	Governance at Rogers
	57	Social Responsibility
	58	Income Tax and Other Government Payments
	59	Risk Management
	60	Risks and Uncertainties Affecting Our Business
	67	Controls and Procedures

68	Regulation In Our Industry
	70	Wireless
	72	Cable
	74	Media

75	Other Information
	75	Accounting Policies
	82	Key Performance Indicators
	84	Non-GAAP Measures
	86	Summary of Financial Results of Long-Term Debt Guarantor
	87	Five-Year Summary of Consolidated Financial Results

12     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2018. This MD&A should be read in conjunction with our 2018 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at March 6, 2019 and was approved by RCI’s Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, the first quarter refers to the three months ended March 31, 2018, the second quarter refers to the three months ended June 30, 2018, the third quarter refers to the three months ended September 30, 2018, the fourth quarter refers to the three months ended December 31, 2018, this year refers to the twelve months ended December 31, 2018, and last year refers to the twelve months ended December 31, 2017. All results commentary is compared to the equivalent periods in 2017 or as at December 31, 2017, as applicable, unless otherwise indicated.

Effective January 1, 2018, we adopted new accounting standards that are discussed in “Accounting Policies” in this MD&A. The adoption of IFRS 15, Revenue from contracts with customers (IFRS 15) had a significant effect on our reported results in our Wireless segment. Affected 2017 amounts presented in this MD&A have been restated in accordance with IFRS 15.

Effective January 1, 2018, we redefined our reportable segments and commenced using adjusted EBITDA as our key measure of profit. Affected 2017 amounts presented in this MD&A have been restated. See “Understanding Our Business” for more information.

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•

includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see “Non-GAAP Measures”), among others:

•	revenue;
•	total service revenue;
•	adjusted EBITDA;
•	capital expenditures;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements;
•	traction against our debt leverage ratio; and
•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under “Financial and Operating Guidance” relating to our 2019 consolidated guidance on revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

We base our conclusions, forecasts, and projections (including the aforementioned guidance) on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions; and
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     13

MANAGEMENT’S DISCUSSION AND ANALYSIS

transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological changes;
•	economic conditions;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the entertainment, information, and/or communications industries;
•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities; and
•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in this MD&A entitled “Regulation In Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at investors.rogers.com.

14     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Executive Summary

ABOUT ROGERS

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 26,100 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We report our results of operations in three reportable segments. See “Understanding Our Business” for more information.

2018 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2018	2017 (restated) [1]	% Chg
Consolidated
Total revenue	15,096	14,369	5
Total service revenue [2]	12,974	12,550	3
Adjusted EBITDA [3]	5,983	5,502	9
Adjusted EBITDA margin [3]	39.6%	38.3%	1.3 pts

Net income	2,059	1,845	12
Adjusted net income [3]	2,241	1,902	18

Basic earnings per share	$4.00	$3.58	12
Adjusted basic earnings per share [3]	$4.35	$3.69	18

Capital expenditures [4]	2,790	2,436	15
Cash provided by operating activities	4,288	3,938	9
Free cash flow [3]	1,771	1,685	5
Wireless
Service revenue	7,091	6,765	5
Revenue	9,200	8,569	7
Adjusted EBITDA	4,090	3,726	10
Adjusted EBITDA margin	44.5%	43.5%	1.0 pts
Cable [5]
Revenue	3,932	3,894	1
Adjusted EBITDA	1,874	1,819	3
Adjusted EBITDA margin	47.7%	46.7%	1.0 pts
Media
Revenue	2,168	2,153	1
Adjusted EBITDA	196	127	54
Adjusted EBITDA margin	9.0%	5.9%	3.1 pts

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.
[5]	These figures have been retrospectively amended as a result of our reportable segment realignment. See “Understanding Our Business”.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     15

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

	As at or years ended December 31
	2018	2017 (restated) [1]	Chg
Subscriber results (in thousands) [2]
Wireless postpaid net additions	453	354	99
Wireless prepaid net (losses) additions	(152)	61	(213)
Wireless subscribers	10,783	10,482	301

Internet net additions [3]	109	95	14
Internet subscribers [3]	2,430	2,321	109

Television net losses	(55)	(80)	25
Television subscribers	1,685	1,740	(55)

Phone net additions	8	14	(6)
Phone subscribers	1,116	1,108	8

Total service unit net additions [3,4]	62	29	33
Total service units [3,4]	5,231	5,169	62
Additional Wireless metrics [2]
Postpaid churn (monthly)	1.10%	1.20%	(0.10 pts )
Blended ABPU (monthly)	$64.74	$62.31	$2.43
Blended ARPU (monthly) [5]	$55.64	$54.23	$1.41
Ratios
Capital intensity [2]	18.5%	17.0%	1.5 pts
Dividend payout ratio of net income [2]	48.0%	53.6%	(5.6 pts )
Dividend payout ratio of free cash flow [2,6]	55.8%	58.6%	(2.8 pts )
Return on assets [2]	6.5%	6.1%	0.4 pts
Debt leverage ratio [6]	2.5	2.7	(0.2)
Employee-related information
Total active employees (approximate)	26,100	24,500	1,600

[1]	Certain 2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]	As defined. See “Key Performance Indicators”.
[3]	These figures have been retrospectively amended as a result of our reportable segment realignment. See “Understanding Our Business”.
[4]	Includes Internet, Television, and Phone subscribers.
[5]	Blended ARPU has been restated for 2017 using revenue recognition policies in accordance with IFRS 15.
[6]

Dividend payout ratio of free cash flow and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

16     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

HIGHER REVENUE

•	Revenue increased by 5% this year, primarily driven by Wireless service revenue growth of 5%.
•

Wireless service revenue increased largely as a result of our balanced approach to continue monetizing the increasing demand for data along with a disciplined approach around subscriber base management.

•

Cable revenue increased marginally as a result of the 7% increase in Internet revenue, due to the general movement of customers to higher speed and usage tiers, the impact of Internet service pricing changes, and a larger subscriber base. The increase was partially offset by lower Television and Phone revenue, primarily due to Television subscriber losses over the past year and the impact of promotional pricing provided to subscribers. We continue to see an ongoing shift in product mix to higher-margin Internet services, with 60% of our residential Internet base at the end of 2018 on plans with download speeds of 100 megabits per second or higher compared to 54% at the end of last year.

•

Media revenue increased marginally as a result of higher revenue at the Toronto Blue Jays, primarily due to a distribution from Major League Baseball, and higher network subscription revenue, partially offset by lower overall advertising revenue.

HIGHER ADJUSTED EBITDA

•

Adjusted EBITDA increased 9% this year, with a consolidated adjusted EBITDA margin of 39.6%, an expansion of 130 basis points. This increase was primarily driven by Wireless, with a 100 basis point expansion to 44.5%, and Cable, with a 100 basis point expansion to 47.7%.

•

Wireless adjusted EBITDA increased 10% this year as a result of strong flow-through of the service revenue growth described above, partially offset by higher expenditures associated with increased subscriber volumes and costs of devices.

•	Cable adjusted EBITDA increased 3% this year as a result of strong Internet revenue growth, the ongoing product mix shift to higher-margin Internet services, and various cost efficiencies.
•

Media adjusted EBITDA increased 54% this year primarily as a result of increased revenue as discussed above and lower operating expenses from improvements made to our cost structure across the divisions, which led to a margin of 9.0%, up 310 basis points from last year.

HIGHER NET INCOME AND ADJUSTED NET INCOME

•

Net income increased 12% primarily as a result of higher adjusted EBITDA, partially offset by higher associated income tax expense, higher depreciation and amortization, and higher restructuring, acquisition and other costs. See “Review of Consolidated Performance” for more information.

•	Adjusted net income increased 18% this year as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization.

SUBSTANTIAL FREE CASH FLOW SUPPORTS FINANCIAL FLEXIBILITY

•

Our substantial cash flow generation enabled us to reduce outstanding net debt, continue to make investments in our network, and return substantial dividends to shareholders. We paid $988 million in dividends in 2018 and announced a 4.2% increase in our annualized dividend rate in January 2019.

•

Our cash provided by operating activities increased by 9% this year, primarily as a result of higher net income and lower income taxes paid, partially offset by the net change in contract asset balances. Free cash flow increased 5% this year to $1,771 million as a result of higher adjusted EBITDA, partially offset by higher capital expenditures.

•	Our debt leverage ratio improved to 2.5 as at December 31, 2018 from 2.7 as at December 31, 2017, driven by lower adjusted net debt and higher adjusted EBITDA.
•

Our overall weighted average cost of borrowings was 4.45% as at December 31, 2018 (2017 – 4.70%) and our overall weighted average term to maturity on our debt was 10.7 years as at December 31, 2018 (2017 – 9.9 years).

•

We ended the year with approximately $2.4 billion of available liquidity (2017 – $2.7 billion) including $1.6 billion available under our bank and letter of credit facilities (2017 – $2.3 billion), $0.4 billion (2017 – $0.4 billion) available under our $1.05 billion accounts receivable securitization program, and $0.4 billion (2017 - nil) in cash and cash equivalents.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Understanding Our Business

Rogers is a leading diversified Canadian communications and media company.

THREE REPORTABLE SEGMENTS

We report our results of operations in three reportable segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

See “Capability to Deliver Results” for more information about our extensive wireless and cable networks and significant wireless spectrum position.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Effective January 1, 2018, we redefined our reportable segments as a result of technological evolution and the increased overlap between the various product offerings within our legacy Cable and legacy Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. The results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products were previously reported within Corporate items and intercompany eliminations. We have retrospectively amended our 2017 comparative segment results to account for this redefinition.

Additionally, effective January 1, 2018, we commenced using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. This measure replaced our previous adjusted operating profit non-GAAP measure. We believe adjusted EBITDA more fully reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense. Use of this measure changed our definition of free cash flow. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in delivering a range of innovative wireless network technologies and services. Our postpaid and prepaid wireless services are offered under the Rogers, Fido, and chatr brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile and fixed high-speed Internet access;
•	wireless voice and enhanced voice features;
•	wireless home phone;
•	device protection;
•	text messaging;
•	e-mail;
•	global voice and data roaming, including Roam Like Home and Fido Roam;
•	bridging landline phones with wireless phones through products like Rogers Unison;
•	machine-to-machine solutions and Internet of Things (IoT) solutions; and
•	advanced wireless solutions for businesses.

CABLE

Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, and advanced home Wi-Fi services to consumers in Ontario, New Brunswick, and on the island of Newfoundland. We also provide services to businesses and enterprises across Canada that aim to meet the increasing needs of today’s critical business applications. In 2018, we launched our new all-IP television product, Ignite TV, to our entire Ontario Cable footprint. Ignite TV, which is licensed from Comcast Corporation (Comcast), delivers a high-value, premium service with advanced features and video experiences and is the foundation to a robust product roadmap of innovation leading to a truly connected home service.

We intend to adopt Comcast’s new Digital Home solution as a first step on our innovation roadmap. This whole-home networking solution will provide customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform will link to the new Data Over Cable Service Interface Specifications (DOCSIS) 3.1 Wi-Fi gateway devices to deliver fast, reliable connectivity in the home and will allow customers to easily add and control devices, pair Wi-Fi extenders that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner.

Internet services include:

•	Internet access (including basic and unlimited usage packages), security solutions, and e-mail;
•	access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint;

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•	Rogers Ignite and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation; and
•	Rogers Smart Home Monitoring, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

•	local and network TV, made available through traditional digital or IP-based Ignite TV, including starter and premium channel packages along with à la carte channels;
•	on-demand television;
•	cloud-based digital video recorders (DVRs) available with Ignite TV services;
•	voice-activated remote controls, restart features, and integrated apps such as YouTube and Netflix on Ignite TV;
•	personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;
•	Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Ignite TV app;
•	linear and time-shifted programming;
•	digital specialty channels;
•	4K television programming, including regular season Toronto Blue Jays home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games; and
•	televised content delivered on smartphones, tablets, and personal computers through the Ignite TV or Rogers Anyplace TV apps.

Phone services include:

•	residential and small business local telephony service; and
•	calling features such as voicemail, call waiting, and long distance.

Enterprise services include:

•

voice, data networking, Internet protocol (IP), and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified information technology (IT) and network technologies with security-embedded, cloud-based, professionally-managed solutions; and
•	extensive wireless and cable access networks services for primary, bridging, and back-up connectivity.

MEDIA

Our portfolio of Media assets reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games, concerts, trade shows, and special events.

Our NHL Agreement, which runs through the 2025-2026 NHL season, allows us to deliver unprecedented coverage of professional hockey, with more than 1,200 regular season games per season streamed across television, smartphones, tablets, and the Internet, both through traditional streaming services as well as Rogers NHL LIVE (formerly Rogers NHL GameCentre LIVE). It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), rights to sublicense broadcasting rights to Groupe TVA and the Canadian Broadcasting Corporation (CBC), and rights to use the Hockey Night In Canada brand through a sublicense agreement.

In Television, we operate several conventional and specialty television networks:

•	Sportsnet’s four regional stations along with Sportsnet ONE, Sportsnet 360, and Sportsnet World;
•	City network, which, together with affiliated stations, has broadcast distribution to approximately 83% of Canadian individuals;
•	OMNI multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;
•	specialty channels that include FX (Canada), FXX (Canada), and Outdoor Life Network (OLN); and
•	TSC, Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 55 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 NEWS, Sportsnet The FAN, KiSS, JACK FM, and SONiC.

We also offer a range of digital services and products, including:

•	our digital sports-related assets, including Rogers NHL LIVE, Sportsnet NOW, and Sportsnet NOW+;
•	many well-known consumer brands, such as Maclean’s, Chatelaine, Today’s Parent, and Hello! Canada; and
•	a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses.

OTHER

We offer the Rogers World Elite Mastercard, Rogers Platinum Mastercard, and the Fido Mastercard, credit cards that allow customers to earn cashback rewards points on credit card spending.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

•

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

We also hold a number of interests in marketable securities of publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPETITION

Competition in the telecommunications industry continues to intensify, with national, regional, and reseller players giving consumers a broader choice in service providers and plan offerings. This puts downward pressure on pricing, potentially reducing profit margins, and could also affect our subscriber churn.

Traditional wireline telephony and television services are now offered over the Internet. This has allowed more non-traditional providers to enter the market and has changed how traditional providers compete. This is changing the mix of packages and pricing that service providers offer and could affect churn levels.

In the media industry, there continues to be a shift towards digital and online media consumption; advertisers are directing more advertising dollars to those media channels. In addition, we now compete with a range of digital and online media companies, including large global companies.

WIRELESS

We compete on customer experience, price, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, and branding and positioning.

•

Wireless technology – our extensive long-term evolution (LTE) network caters to customers seeking the increased capacity and speed it provides. We compete with BCE Inc. (Bell), TELUS Corporation (Telus), Shaw Communications Inc. (Shaw), Videotron, SaskTel, and Eastlink Inc. (Eastlink), all of whom operate LTE networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as Wi-Fi “hotspots” and mobile virtual network operators (MVNO), such as Primus.

•

Product, branding, and pricing – we compete nationally with Bell, Telus, and Shaw, including their flanker brands Virgin Mobile (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), and Freedom Mobile (Shaw). We also compete with various regional players and resellers.

•	Distribution of services and devices – we compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space.
•	Wireless networks – consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless.
•	Inbound roaming – we compete with other major national carriers to provide service to international operators who have customers who roam while in Canada.
•

Spectrum – Innovation, Science and Economic Development Canada (ISED Canada) has announced a 600 MHz spectrum licence auction, to take place in March 2019, and future high-frequency spectrum licence auctions in the next one to two years. The outcome of these auctions may increase competition. See “Regulation In Our Industry” for more information.

CABLE

Internet

We compete with other Internet service providers (ISPs) that offer residential high-speed Internet access services. Rogers and Fido high-speed Internet services compete directly with, among others:

•	Bell and Bell Aliant’s Internet services in Ontario, New Brunswick, and on the island of Newfoundland; and
•	various resellers using wholesale telecommunication company digital subscriber line (DSL) and cable Third-Party Internet Access (TPIA) services in local markets.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas where they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are as follows:

•	Ontario – Bell, Cogeco Data Services, and Zayo;
•	Quebec – Bell, Telus, and Videotron;
•	Atlantic Canada – Bell Aliant and Eastlink; and
•	Western Canada – Shaw and Telus.

Television

We compete with:

•	other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Shaw, and other satellite and IPTV providers;
•	over-the-top (OTT) video offerings through providers like Netflix, YouTube, Hulu, Apple, Amazon Prime Video, Crave, Google, and other channels streaming their own content; and
•

over-the-air local and regional broadcast television signals received directly through antennas, the illegal distribution of Canadian and international channels via video streaming boxes, and the illegal reception of US direct broadcast satellite services.

Phone

We compete with:

•	Bell and Bell Aliant’s wireline phone service in Ontario, New Brunswick, and on the island of Newfoundland;
•

incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers (such as Primus and Comwave), other VoIP-only service providers (such as Vonage and Skype), and other voice applications riding over the Internet access services of ISPs; and

•	substitution of wireline for wireless products, including mobile phones and wireless home phone products.

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MEDIA

Competition in Sports Media and Entertainment includes other:

•	televised and online sports broadcasters;
•	Toronto professional teams, for attendance at Toronto Blue Jays games;
•	MLB teams, for Toronto Blue Jays players and fans;
•	local sporting and special event venues;
•	professional sports teams, for merchandise sales revenue; and
•	new digital sports media companies.

Television and specialty services compete for viewers and advertisers with:

•	other Canadian television stations that broadcast in their local markets, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
•	other specialty channels;
•	distant Canadian signals and US border stations, given the time-shifting capability available to subscribers;
•	other media, including newspapers, magazines, radio, and outdoor advertising; and
•	content available on the Internet, such as web-based streaming services.

Our radio stations compete mainly with individual stations in local markets, but they also compete with:

•	other large, national radio operators, including the CBC, Bell Media, Corus Entertainment, and satellite radio operator SiriusXM;
•	broadcast and Internet radio platforms, such as iHeartRadio, which combine free, on-demand music services with the availability of live radio broadcasts and podcasts;
•	iTunes Music, Spotify, Radioplayer Canada, and comparable apps, which allow free or paid music and radio streaming directly from users’ smartphones;
•	other media, including newspapers, magazines, television, and outdoor advertising; and
•	new technologies, such as online web information services, digital assistants, music downloading, and portable media players.

TSC competes with:

•	retail stores;
•	Internet, catalogue, and direct mail retailers;
•	infomercials that sell products on television; and
•	other television channels, for channel placement, viewer attention, and loyalty.

Our digital media and publishing products compete for readership and advertisers with:

•	other Canadian magazines, both digital and printed;
•	foreign, mostly US, titles that sell directly into Canada, both digital and printed;
•	online information and entertainment websites and apps, including digital news services, streaming services, and content available via social networking services; and
•	other traditional media, such as TV and radio.

INDUSTRY TRENDS

The telecommunications industry in Canada and our reporting segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and regulatory developments. See “Risks and Uncertainties Affecting Our Business” and “Regulation In Our Industry” for more information. Below is a summary of the industry trends affecting our specific reportable segments.

WIRELESS TRENDS

More sophisticated wireless networks and devices and the rise of multimedia and Internet-based applications are making it easier and faster to receive data, driving growth in wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data. Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

Wireless providers are investing in the next generation of broadband wireless data networks, such as Licensed Assisted Access, 4.5G, and future 5G technologies, to support the growing data demand and new products and applications.

Wireless market penetration in Canada is approximately 87% of the population and is expected to continue growing, per International Data Corporation’s August 2018 Market Forecast Report.

The Canadian Radio-television and Telecommunications Commission (CRTC) Wireless Code has limited consumer wireless term contracts to two years from three years, which has resulted in a greater number of customers completing and renewing contracts at any given time. Shorter-term contracts allow less time for carriers to recover subsidies.

Subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact our subscriber churn, but may create gross addition subscriber opportunities as a result of increased churn from other carriers. This also may negatively impact the monthly service fees charged to subscribers.

Wireless providers are collaborating with OTT services to offer their customers unique, value-added benefits and service options.

CABLE TRENDS

Technology advancement, non-traditional competitors, consumer behaviours, and regulatory advancement are key areas influencing Cable. The Internet and social media are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward Television tier migration (cord shaving) and Television cancellation with the intent of substitution (cord cutting) appear to be on the rise with increased adoption of OTT services, such as Apple TV, Netflix, and Android-based TV boxes. The CRTC’s decision to lower wholesale Internet access rates may also adversely affect companies that wholesale Internet services.

Broadcast television technology continues to improve with 4K TV broadcasts, and high dynamic range (HDR) for higher resolution and improved video image colour and saturation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The CRTC Basic Telecommunications Services decision established several criteria to improve Internet access for Canadian residents and businesses. As a result, the CRTC believes fixed broadband subscribers should have access to speeds of at least 50 Mbps download and 10 Mbps upload, and access to a service with an unlimited data allowance.

The CRTC is considering creating a new code of conduct for Internet services in order to establish guidelines for consumer interactions with their ISPs.

Our digital cable and VoIP telephony services compete with competitor IPTV deployments and non-facilities-based service providers, respectively, which continue to increase competitive intensity that have and may continue to negatively impact the industry.

Cable and wireline companies are expanding their service offerings to include faster broadband Internet. Canadian companies, including Rogers, are increasingly offering download speeds of 1 Gbps and Internet offerings with unlimited bandwidth. Consumers are demanding ever-faster speeds for streaming online media, playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity DOCSIS 3.1 and fibre-to-the-home (FTTH) technologies. These technologies provide faster potential data communication speeds than earlier technologies, allowing both television and Internet signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

Our enterprise customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Enterprises and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next generation platforms and data centres that combine voice, data, and video solutions onto a single distribution and access platform. As next generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Our enterprise customers are using third parties to increase security for their data and information to address cyber threats and other information security risks.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

MEDIA TRENDS

Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, networks, and new digital entrants are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

Consumer demand for digital media, mobile devices, and on-demand content is increasing and media products, such as magazines, have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to shift their spending from conventional TV and print publishing to digital platforms.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources in order to compete with digital competitive factors. Technology has allowed new entrants and even individuals to become media players in their own right.

Some players have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers.

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Our Strategy, Key Performance Drivers, and Strategic Highlights

As part of our overall strategy and related priorities, we set corporate objectives each year to measure progress on our long-term strategic priorities and address short-term opportunities and risks.

OUR STRATEGIC PRIORITIES

Our strategy builds on our many strengths, including our unique mix of network and media assets. Our focus is clear: deliver a best-in-class customer experience, grow the core business, and deliver industry-leading shareholder value.

To achieve these goals, our strategic priorities are as follows:

•	Create best-in-class customer experiences by putting our customers first in everything we do;
•	Invest in our networks and technology to deliver leading performance and reliability;
•	Deliver innovative solutions and compelling content that our customers will love;
•	Drive profitable growth in all the markets we serve;
•	Develop our people and a high performance culture; and
•	Be a strong, socially responsible leader in our communities across Canada.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

Everything starts and ends with our customer, so improving their experience is core to our strategy. We obsess over our customers’ end-to-end service experiences by listening carefully to the voice of our customers and the voice of our front-line. We will continue to focus on making things clear, simple, and fair for our customers while we continue building our digital capabilities so our customers have reliable and consistent experiences across our channels.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE AND RELIABILITY

We believe that networks are the lifeblood of our business and world-class performance is critical to our future. Our plan is to deliver high-performing network services with a focus on core performance and reliability. Our investments in our cable network will allow us to continue to improve Cable Internet performance and reliability. Accelerated investments in our wireless network will ensure we keep up with our customers’ growing data demands while setting the stage for a smooth evolution to 5G.

DELIVER INNOVATIVE SOLUTIONS AND COMPELLING CONTENT THAT OUR CUSTOMERS WILL LOVE

Innovation has always been a part of our DNA. We strive to deliver compelling products and innovative solutions to our customers that make their lives easier. We will do this by leveraging proven technologies and remarkable innovations from across the globe, making them more cost-effective for us.

Rogers has some of the most sought-after media assets in Canada, including a deep roster of leading sports assets, top radio stations, and award-winning television programming. Canadians expect to be able to consume the content they want, when and where they want. We will continue to invest in delivering the content our audiences value and want most, delivered on their screens of choice.

DRIVE PROFITABLE GROWTH IN ALL THE MARKETS WE SERVE

The overarching goal of our strategy is to accelerate revenue growth in a sustainable way and translate it into strong margins, profit, free cash flow, an increasing return on assets, and returns to shareholders. Our focus is on our core growth drivers while developing a strong capability in cost management to support investments to fuel our future.

DEVELOP OUR PEOPLE AND A HIGH PERFORMANCE CULTURE

Our people and our culture are the heart and soul of our success, and their passion for our customers and our company is truly incredible. Our strategy is to invest more in our people through training and development programs and to establish clear accountabilities for all employees. We are working to strengthen our employment brand and to make Rogers a top employer known for attracting and retaining the best talent. This means fostering an open, trusting, and diverse workplace grounded in accountability and performance.

BE A STRONG, SOCIALLY RESPONSIBLE LEADER IN OUR COMMUNITIES ACROSS CANADA

Giving back where we live and work is an important part of who we are. Our goal is to be a relevant and respected community leader in each region of our country. This means leveraging our strong local teams to be active and engaged volunteers in our communities and to deliver a strong, regionally empowered program.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2018 OBJECTIVES

For 2018, we set forth the following objectives related to our strategic priorities.

Strategic Priority	2018 Objectives
Create best-in-class customer experiences by putting our customers first in everything we do

Improve our end-to-end customer experience by improving critical end-to-end processes; investing in multi-channel capabilities; simplifying frontline tools; and delivering online tools and apps to improve our customers’ experiences

Invest in our networks and technology to deliver leading performance and reliability	Deliver improved network performance and system stability by improving the performance and reliability of both our wireless and cable networks
Deliver innovative solutions and compelling content that our customers will love	Deliver solutions that will grow our core business through a smooth launch of Ignite TV and the delivery of other innovative content solutions and compelling content
Drive profitable growth in all the markets we serve	Achieve our 2018 financial targets while at the same time investing to support future growth and driving a focus on cost management and margin improvement
Develop our people and a high performance culture

Make Rogers one of the best places to work in Canada by strengthening our employment brand; supporting the personal and career development of our leaders and teams; improving the employee experience, especially for our frontline team; and evolving our incentive plans to drive a “customer first” culture

Be a strong, socially responsible leader in our communities across Canada

Develop a better local presence in our key regional markets through the launch of our Give Together Community Investment program; the delivery of a strong, regionally empowered program and plan; and the expansion of Internet service for all Canadians

KEY PERFORMANCE DRIVERS AND 2018 STRATEGIC HIGHLIGHTS

The following achievements display the progress we made towards meeting our refocused strategic priorities and the objectives we set along with them, as discussed above.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

•	Attracted our highest number of Wireless postpaid net additions and realized our lowest annual Wireless postpaid churn rate since 2009.
•	Invested in the modernization of our Fido and Rogers retail stores.
•	Renewed our focus on digital self-serve, growing our customer digital adoption rate and allowing our customers to access their accounts and purchase new products with ease.
•	Increased customer experience metrics to account for 50% of our 2018 company-wide bonus plan.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE AND RELIABILITY

•	Invested in LTE Advanced network technology for wireless network capacity and performance.
•	Worked with Ericsson, the North American 5G partner of choice, to densify our network with small and macro cell sites and upgrade our 4.5G network with the latest 5G-ready technology.
•	Launched a three-year partnership with the University of British Columbia (UBC) to create Canada’s first real-world 5G hub on UBC’s campus, facilitating research and developing 5G applications.
•	Received the 2018 Speedtest® Award for Canada’s Fastest Internet by Ookla®, a global leader in fixed broadband and mobile network testing, following ongoing investment in our network.

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DELIVER INNOVATIVE SOLUTIONS AND COMPELLING CONTENT THAT OUR CUSTOMERS WILL LOVE

•	Launched Ignite TV to our Cable footprint in Ontario and launched employee trials in our Atlantic Canada Cable footprint.
•	Invested almost $700 million to produce and create Canadian entertainment, news, and sports programming during the 2018 broadcast year.
•	For the fourth consecutive year, Sportsnet was ranked Canada’s number-one sports media brand.
•	Celebrated 50 years of local programming through Rogers TV.
•

Expanded our presence in local markets with the introduction of CityNews in Vancouver, Montreal, and Calgary, the acquisition of 102.1 CJCY in Medicine Hat, and the launch of hyper-local news sites in Ottawa and Kitchener in partnership with Village Media.

•

Successfully completed the fourth year of our exclusive 12-year national NHL Agreement, reaching an audience of 24.6 million during the 2018 Stanley Cup Playoffs, including the most watched Stanley Cup Final since 2014.

DRIVE PROFITABLE GROWTH IN ALL THE MARKETS WE SERVE

•	Achieved our 2018 guidance targets after raising our adjusted EBITDA guidance in the third quarter. See “Financial and Operating Guidance” for more information.
•	Grew total revenue by 5% and adjusted EBITDA by 9%.
•	Delivered total shareholder return of 12.5% in 2018, 21 percentage points above the TSX Composite Index return.

DEVELOP OUR PEOPLE AND A HIGH PERFORMANCE CULTURE

•	Achieved a best-in-class employee engagement score.
•

Recognized as one of Canada’s Top 100 Employers for 2018, for the 6th year in a row, including recognition as one of the Greater Toronto Area’s Top Employers, a Top Employer for Young People, a Best Diversity Employer, and one of Canada’s Greenest Employers, in reports released by Mediacorp Inc.

•	Recognized as one of Canada’s 50 Most Engaged Workplaces for 2018 by Achievers.
•	Achieved female representation of 30% for executive positions of Vice President and above.
•

Named to the 2018 Bloomberg Gender-Equality Index (GEI) in January 2018, which shared data on over 100 companies who lead in gender equality around the world. The GEI looks at our internal statistics, policies, engagement, and other gender-conscious programs that reflect our commitment to advancing women in the workplace and marketplace.

BE A STRONG, SOCIALLY RESPONSIBLE LEADER IN OUR COMMUNITIES ACROSS CANADA

•	Invested over $60 million in our communities through cash and in-kind donations to various charitable organizations and causes.
•

Awarded 313 scholarships through our community partners and to dependents of our hard-working employees. Additionally, this program provided 105 grants to community organizations across the country that provide innovative and educational programs for youth.

•

Volunteered over 20,000 hours to local charities across Canada, including through our first-ever Give Together Volunteer Days, where team members gave over 10,000 hours of support to over 50 charitable organizations.

•	Raised over $2.5 million from our second annual employee giving campaign, Give Together Month, where Rogers matched employee donations to the charity of their choice, up to $1,000 each.
•

Released Rogers’ 2018 Transparency Report, which outlines how we share customer information in response to requests from legal authorities as part of our obligation to contribute to public safety while protecting our customers’ privacy.

•

Expanded access to Connected for Success, a program offering access to affordable, high-speed Internet to over 200,000 low-income Canadian households through 300 subsidized housing partners across our cable footprint.

•	Became a participating partner in Connecting Families, a low-cost Government of Canada Internet initiative.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     25

MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 OBJECTIVES

Strategic Priority	2019 Objectives
Create best-in-class customer experiences by putting our customers first in everything we do

Improve our end-to-end customer experience by creating frictionless multi-channel capabilities; invest in distribution improvements; simplify frontline tools; and deliver personalized online tools and apps to improve our customers’ experiences

Invest in our networks and technology to deliver leading performance and reliability	Deliver network performance and a system stability plan that supports our 5G and Connected Home roadmaps by increasing our fibre deployments, densifying our network, and modernizing our IT systems
Deliver innovative solutions and compelling content that our customers will love

Deliver solutions that will grow our core businesses by expanding our 5G network capabilities, extending our Ignite Connected Home products, and growing our compelling content and data-driven advertising solutions

Drive profitable growth in all the markets we serve	Drive company-wide financial results by achieving our financial goals and 2019 guidance while investing to support future growth and driving a focus on cost management and margin improvement
Develop our people and a high performance culture	Build our culture and our reputation by cultivating strong, accountable leaders in a high-performing culture, sustaining and growing best-in-class engagement, and becoming a destination for talent
Be a strong, socially responsible leader in our communities across Canada	Become a strong home team in each region by growing our community investment and giving program, building on our regional focus, and supporting our rural and affordable access agenda

26     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a basis consistent with the annual plans approved by the Board.

2018 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full-year 2018 financial metrics.

(In millions of dollars, except percentages)	2017 (restated)[1]	2018 Guidance Ranges	2018 Actual		Achievement
Consolidated Guidance [2]
Revenue	14,369	Increase of 3% to 5%	15,096	5.1%	✓

Adjusted EBITDA [3]	5,502	Increase of 7% to 9%	5,983	8.7%	✓

Capital expenditures [4]	2,436	2,650 to 2,850	2,790	n/m	✓

Free cash flow [3]	1,685	Increase of 5% to 7%	1,771	5.1%	✓

n/m	— not meaningful
[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]

The table outlines guidance ranges for selected full-year 2018 consolidated financial metrics provided in our January 25, 2018 earnings release and subsequently updated on October 19, 2018. Guidance ranges presented as percentages reflect percentage increases over 2017 actual results.

[3]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

2019 FULL-YEAR CONSOLIDATED GUIDANCE

For the full-year 2019, we expect steady growth in revenue and adjusted EBITDA to drive higher free cash flow, despite higher capital expenditures. In 2019, we expect to have the financial flexibility to maintain our network advantages, to further reduce debt, and to continue to return cash to shareholders.

(In millions of dollars, except percentages)	2018 Actual	2019 Guidance Ranges [1]
Consolidated Guidance
Revenue	15,096	Increase of 3% to 5%
Adjusted EBITDA [2,3]	5,983	Increase of 7% to 9%
Capital expenditures [4]	2,790	2,850 to 3,050
Free cash flow [2,3,5]	2,134	Increase of 200 to 300

[1]

Guidance ranges presented as percentages reflect percentage increases over full-year 2018 results. 2019 amounts for purposes of assessing our performance against guidance will be calculated in accordance with accounting policies after adopting IFRS 16, Leases (IFRS 16) on January 1, 2019. See “Accounting Policies” for more information.

[2]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]

We will record the initial impacts of adopting IFRS 16 in our opening balance sheet effective January 1, 2019. The ongoing impacts will be addressed in our results prospectively from that date. Our 2018 results will not be restated such that our 2019 guidance ranges for adjusted EBITDA and free cash flow include the effect of our adoption of IFRS 16. Were we to adopt IFRS 16 on a retrospective basis, 2018 adjusted EBITDA and free cash flow would each have been $174 million higher.

[4]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.
[5]

Effective January 1, 2019, we will amend our definition of free cash flow. Free cash flow presented above reflects this change. See “Managing our Liquidity and Financial Resources” for more information, including a reconciliation of the impact of this change on full-year 2018 free cash flow.

The above table outlines guidance ranges for selected full-year 2019 consolidated financial metrics. These ranges take into consideration our current outlook, our 2018 results, and the estimated effect of our adoption of IFRS 16 on January 1, 2019 on a cumulative catch-up basis and not retrospectively. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2019 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Risks and Uncertainties Affecting Our Business”, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key underlying assumptions

Our 2019 guidance ranges above are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2019:

•	continued increase in competitive intensity in all segments in which we operate;
•	a substantial portion of our 2019 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;
•	key interest rates remain relatively stable throughout 2019;
•

no significant additional legal or regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions issued during 2019 could materially alter underlying assumptions around our 2019 Wireless, Cable, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•

Wireless customers continue to adopt, and upgrade to, higher-value smartphones and select higher data usage packages at similar rates in 2019 compared to 2018 and a similar proportion of customers remain on term contracts;

•	overall wireless market penetration in Canada grows in 2019 at a similar rate as in 2018;
•	our relative market share in Wireless and Cable is not negatively impacted by changing competitive dynamics;
•	continued subscriber growth in Wireless and Internet; stable Television subscribers; and a decline in our Phone subscriber base;
•	in Media, continued growth in sports and declines in certain traditional media businesses; and
•	with respect to the increase in capital expenditures:
•

we continue to invest appropriately to ensure we have competitive wireless and cable networks through (i) building a 4.5G to 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to our Connected Home roadmap in 2019.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced wireless networks in Canada, which:

•	was the first LTE high-speed network in Canada;
•	reached 96% of the Canadian population as at December 31, 2018 on our LTE network alone;
•	is supported by voice and data roaming agreements with international carriers in more than 200 destinations, including a growing number of LTE roaming operators; and
•	includes network sharing arrangements with three regional wireless operators that operate in urban and rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all our wireless services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

We are augmenting our existing LTE network with 4.5G technology investments that are designed to migrate to a 5G environment. We will increase our 5G-related trials across key applications and multiple frequencies in 2019. A number of investments will be required to successfully launch a 5G network, including:

•	refarming spectrum currently used for 2G and 3G to LTE;
•	densifying our wireless network with macro and small cells in key markets; and
•	purchasing 5G-ready radio network equipment with lower unit and operational costs, the ability to aggregate more radio carriers, and greater spectral efficiency.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum holdings in both high-band and low-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of wireless data services;
•	support the launch of a 5G-capable network; and
•	introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2018 include:

Type of spectrum	Rogers licence	Who it supports
700 MHz	24 MHz in Canada’s major geographic markets, covering 92% of the Canadian population.	4G / 4.5G LTE subscribers.
850 MHz	25 MHz across Canada.	2G GSM, 3.5G HSPA+, and 4G / 4.5G LTE subscribers.
1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	2G GSM, 3.5G HSPA+, and 4G / 4.5G LTE subscribers.
AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE subscribers.
2500 MHz	40 MHz FDD across Canada except 20 MHz in parts of Quebec and an additional 25 MHz TDD in key population areas in Quebec, Ontario, and British Columbia.	4G / 4.5G LTE subscribers.

We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Kind of venture	Who it supports
2.3 GHz/3.5 GHz range

Inukshuk Wireless Partnership is a joint operation with BCE Inc. in which Rogers holds a 50% interest. Inukshuk holds 30 MHz (of which 20 MHz is usable) of FDD 2.3 GHz spectrum primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. Inukshuk also holds 3.5 GHz TDD licences (between 50-175 MHz) in most of the major population centres across Canada. The current fixed wireless LTE national network utilizes the jointly held 2.3 GHz and 3.5 GHz spectrum bands.

Fixed wireless subscribers.
850 MHz, 1900 MHz AWS spectrum, 700 MHz	Three network-sharing arrangements to enhance coverage and network capabilities:
	• with Bell MTS, which covers 98% of the population across Manitoba;	3.5G / 4G HSPA+, 4G LTE subscribers.
	• with TBayTel, that covers the combined base of customers in northwestern Ontario; and	3.5G / 4G HSPA+, 4G LTE subscribers.
	• with Quebecor (Videotron) to provide LTE services across the province of Quebec and Ottawa.	3.5G / 4G LTE subscribers.

28     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

CABLE

Our expansive fibre and hybrid fibre-coaxial infrastructure delivers services to consumers and businesses in Ontario, New Brunswick, and on the island of Newfoundland. We also operate a transcontinental, facilities-based fibre-optic network with 72,000 kilometres of fibre optic cable that is used to service enterprise customers, including government and other telecommunications service providers. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes local and regional fibre, transmission electronics and systems, hubs, points of presence, and IP routing and switching infrastructure. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, and Chicago; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice, and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, providing redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to our network through hybrid fibre-coaxial (HFC) nodes or FTTH. We connect the HFC node to the network using fibre optic cable and the home to the node using coaxial cable or fibre. Using 860 MHz and 750 MHz of cable spectrum in Ontario and Atlantic Canada, respectively, we deliver video, voice, and broadband services to our customers. Hybrid fibre-coaxial node segmentation reduces the number of homes passed per HFC node, thereby increasing the bandwidth and capacity per subscriber.

We continually upgrade the network to improve capacity, enhance performance and reliability, reduce operating costs, and introduce new features and functionality. Our investments are focused on:

•

uplifting our HFC network to 1.2 GHz while at the same time improving network performance, quality, and reliability by deploying digital fibre optics, removing radio frequency amplifiers, and reducing homes passed per node to an average of 60;

•

increasing capacity per subscriber by enabling the 1.2 GHz of spectrum with additional DOCSIS 3.1 downstream and upstream channels and full duplex DOCSIS that, over time, are expected to support downstream speeds up to 10 gigabits per second (Gbps);

•	improving video signal compression by moving to more advanced video protocols;
•	improving channel and on-demand capacity through switched digital video; and
•	increasing the FTTH footprint by connecting more homes and multiple dwelling unit buildings directly to fibre.

Broadband Internet service is provided using a DOCSIS CCAP 3.0/3.1 platform, which combines multiple radio frequency channels onto one access point at the customer premise, delivering exceptional performance. Over the last 20 years, HFC node segmentation, along with DTV spectrum repurposing and evolution from DOCSIS 1.0 to DOCSIS 3.1, has increased downstream and upstream capacity by approximately 1,000 and 200 times, respectively. This track record of investing in our networks and demonstrating the capability to cost-effectively deploy best-in-class service is one of our key strategies for ensuring that we stay competitive with other service providers that provide Internet service into homes and businesses over copper facilities. By the end of 2016, 100% of our cable network had been upgraded to DOCSIS CCAP technology supporting DOCSIS 3.1 and Ignite Gigabit Internet.

We have been deploying 1 GHz fibre-to-the-curb (FTTC) in new development areas and transitioning to FTTH since 2005. In 2018, we began upgrading our HFC network to a mix of 1.2 GHz FTTC and FTTH. FTTC provides the foundation for subsequent generations of DOCSIS, including Remote PHY and Full Duplex DOCSIS, which will improve high-speed Internet accessibility, quality, and tier speed attainability, while increasing the capacity of our HFC network. FTTH will be based on XGS passive optical network technology that is expected to support symmetrical downstream/upstream speeds up to 10 Gbps per node in select neighbourhoods.

We continue to invest in and improve our cable network services; for example, with technology to support gigabit Internet speeds, Ignite TV, Rogers 4K TV, our 4K PVR set-top box, and a significant commitment to live broadcasting in 4K, including all regular season Toronto Blue Jays home games for 2019 and numerous NHL and NBA games.

Voice-over-cable telephony services are currently provided over a dedicated DOCSIS network. Our offerings ensure a high quality of service by including geographic redundancy as well as network backup powering. Our phone service includes a rich set of features, such as TV Call Display (available on our NextBox set-top boxes), three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

We own and operate some of the most advanced networks and data centres in Canada. We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary Network Operation Centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and allow for rapid responses to any outages.

Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services solutions. We own and operate 16 state-of-the-art, highly reliable, certified data centres across Canada, including:

•	Canada’s first Tier III Design and Construction certified multi-tenant facility in Toronto;
•	Alberta’s first Tier III certified data centre; and
•	a third Tier III certified data centre in Ottawa.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     29

MANAGEMENT’S DISCUSSION AND ANALYSIS

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:

•	established networks;
•	extensive distribution;
•	recognizable media content and programming;
•	advertising;
•	event sponsorships, including the Rogers Cup;
•	community investment, including the Ted Rogers Scholarship Fund; and
•	naming rights to some of Canada’s landmark buildings.

We also own or utilize some of Canada’s most recognized brands, including:

•	the wireless brands of Rogers, Fido, and chatr;
•	24 TV stations and specialty channels, including Sportsnet, FX (Canada) and FXX (Canada), OMNI, and City;
•	publications, including Maclean’s, Chatelaine, Today’s Parent, Flare, and Hello! Canada;
•	55 radio stations, including 98.1 CHFI, 680 NEWS, Sportsnet The FAN, KiSS, JACK FM, and SONiC;
•	major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, and the Toronto Argonauts;
•	an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver unprecedented coverage of professional hockey in Canada; and
•	TSC, a premium online and TV shopping retailer.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We distribute our wireless products nationally using various channels, including:

•	company-owned Rogers, Fido, and chatr retail stores;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•	an extensive independent dealer network;
•	major retail chains and convenience stores;
•	other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•	our call centres; and
•	outbound telemarketing.

CABLE

We distribute our residential cable products using various channels, including:

•	company-owned Rogers and Fido retail stores;
•	customer self-serve using rogers.com and fido.ca;
•	our call centres, outbound telemarketing, and door-to-door agents; and
•	major retail chains.

Our sales team and third-party retailers sell services to the enterprise, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next generation services.

FIRST-CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:

•

an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver unprecedented coverage of professional hockey in Canada across television, smartphones, tablets, and the Internet;

•	Rogers NHL LIVE, an online OTT destination for enhancing NHL action on any screen;
•	Sportsnet NOW, Canada’s first OTT sports service, offering 24/7 access to Sportsnet’s TV content;
•	Sportsnet NOW+, which offers access to additional content, such as additional NHL games, the Bundesliga, Premiership Rugby, and the Scottish Premiership;
•	GamePlus, an innovative and interactive experience within Rogers NHL LIVE that includes enhanced camera angles, exclusive interviews and analysis, and original video-on-demand content;
•	Rogers Hometown Hockey Tour, which brings hockey-themed festivities and outdoor viewing parties to 25 communities across Canada over the 2018-2019 NHL season;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada on Rogers television services;
•	an 8-year, multi-platform broadcast rights agreement with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada through 2021;
•

a 10-year, multi-platform agreement that runs through to August 2024, which makes Rogers the exclusive wholesaler and a distributor of World Wrestling Entertainment’s (WWE) flagship programming in Canada; and

•	exclusive broadcasting and distribution rights of the Toronto Blue Jays through our ownership of the team.

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible. To do this, we have invested in several areas to make it easier and more convenient for customers to interact with us, such as:

•	contact centres located throughout Canada;
•	an innovative Integrated Voice Response (IVR) system that can take calls in four languages, including English, French, Mandarin, and Cantonese;
•	voice authentication technology across all of our call centres that automatically identifies our customers by their voice, increasing security and protecting customers from potential fraud;
•	self-serve options, including:
•	the ability for Fido and Rogers customers to complete price plan changes and hardware upgrades online;
•

simplified login, allowing Fido customers to log in to their accounts online or through the Fido MyAccount app using their Facebook login credentials, eliminating the need to remember multiple login credentials and making self-service easier to access;

30     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

•	the ability for customers to install their Internet and TV products at their convenience, without the need for a technician visiting their residence; and
•	Rogers EnRoute, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call;
•	customer care available over Facebook Messenger, Twitter, and online chat through our websites;
•	Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
•	Fido Data Bytes, which grant Fido Pulse customers an additional hour of data, five times per billing cycle, at no extra charge;
•

Fido XTRA, a program that gives Fido postpaid Wireless and Internet customers free access to new perks every Thursday, such as deals and giveaways from leading brands on food, drinks, apparel, entertainment, and more;

•	a simple online bill, making it easier for customers to read and understand their monthly charges; and
•	Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations.

ENGAGED PEOPLE

For our team of approximately 26,100 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through initiatives including engagement surveys and leadership development programs;
•	aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion; and
•	providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet, conservative debt leverage, and substantial available liquidity of $2,391 million as at December 31, 2018. Our capital resources consist primarily of cash provided by operating activities, available lines of credit, funds available under our accounts receivable securitization and US dollar-denominated commercial paper (US CP) programs, and issuances of long-term debt. We also own approximately

$1,051 million of marketable equity securities in publicly traded companies as at December 31, 2018.

The following information is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Financial and Operating Guidance”, “Risks and Uncertainties Affecting Our Business”, and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

Similar to 2018, we anticipate generating positive free cash flow in 2019. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2019, including the funding of dividends on our common shares, repayment of maturing long-term debt, and other financing activities, investing activities, and other requirements. This takes into account our opening cash balance, cash provided by operating activities, the amount available under our $3.2 billion bank credit facility, our accounts receivable securitization program, our US CP program, and funds available to us from the issuance of other bank, publicly issued, or private placement debt from time to time. As at December 31, 2018, there were no significant restrictions on the flow of funds between RCI and its subsidiary companies.

We believe we can satisfy foreseeable additional funding requirements by issuing additional debt financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing public or private long-term or short-term debt, amending the terms of our accounts receivable securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

HEALTHY TRADING VOLUMES AND DIVIDENDS

Our RCI Class B Non-Voting common shares (Class B Non-Voting Shares) actively trade on the TSX and NYSE with a combined average daily trading volume of approximately 1.3 million shares in 2018. In addition, our RCI Class A Voting common shares (Class A Shares) trade on the TSX. At the discretion of the Board, we pay an equal dividend on both classes of shares. In 2018, each share paid an annualized dividend of $1.92. In January 2019, we announced a 4.2% increase to our annualized dividend rate, bringing our annualized dividend to $2.00 per share.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     31

MANAGEMENT’S DISCUSSION AND ANALYSIS

2018 Financial Results

See “Accounting Policies” in this MD&A and the notes to our 2018 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2018	2017 (restated) [1]	% Chg
Revenue
Wireless	9,200	8,569	7
Cable [2]	3,932	3,894	1
Media	2,168	2,153	1
Corporate items and intercompany eliminations [2]	(204)	(247)	(17)

Revenue	15,096	14,369	5
Total service revenue [3]	12,974	12,550	3

Adjusted EBITDA [4]
Wireless	4,090	3,726	10
Cable [2]	1,874	1,819	3
Media	196	127	54
Corporate items and intercompany eliminations [2]	(177)	(170)	4

Adjusted EBITDA [4]	5,983	5,502	9
Adjusted EBITDA margin [4]	39.6%	38.3%	1.3 pts

Net income	2,059	1,845	12
Basic earnings per share	$4.00	$3.58	12
Diluted earnings per share	$3.99	$3.57	12

Adjusted net income [4]	2,241	1,902	18
Adjusted basic earnings per share [4]	$4.35	$3.69	18
Adjusted diluted earnings per share [4]	$4.34	$3.68	18

Capital expenditures	2,790	2,436	15
Cash provided by operating activities	4,288	3,938	9
Free cash flow [4]	1,771	1,685	5

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]	These figures have been retrospectively amended as a result of our reportable segment realignment. See “Understanding Our Business”.
[3]	As defined. See “Key Performance Indicators”.
[4]

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

32     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

KEY CHANGES IN FINANCIAL RESULTS THIS YEAR COMPARED TO 2017

REVENUE

Wireless service revenue increased this year as a result of our balanced approach to continue monetizing the increasing demand for data along with a disciplined approach around subscriber base management. Wireless equipment revenue grew 17% this year driven by an increase in sales of higher value devices and increased hardware upgrades.

Cable revenue increased this year as a result of the increase in Internet revenue, due to the general movement of customers to higher speed and usage tiers, the impact of Internet service pricing changes, and a larger subscriber base for our Internet products, partially offset by promotional pricing provided to subscribers and Television subscriber losses over the past year.

Media revenue increased marginally as a result of higher revenue at the Toronto Blue Jays, primarily due to a distribution from Major League Baseball, and higher network subscription revenue, partially offset by lower overall advertising revenue.

ADJUSTED EBITDA

Wireless adjusted EBITDA increased this year primarily as a result of the strong flow-through of service revenue growth as described above, partially offset by higher expenditures associated with increased subscriber volumes and costs of devices, which led to a margin of 44.5%, up 100 basis points from last year.

Cable adjusted EBITDA increased this year as a result of strong Internet revenue growth, the ongoing product mix shift to higher-margin Internet services, and various cost efficiencies, which led to a margin of 47.7%, up 100 basis points from last year.

Media adjusted EBITDA increased this year primarily as a result of increased revenue as discussed above and lower operating expenses from improvements made to our cost structure across the divisions, which led to a margin of 9.0%, up 310 basis points from last year.

NET INCOME AND ADJUSTED NET INCOME

Net income and adjusted net income both increased this year primarily as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     33

MANAGEMENT’S DISCUSSION AND ANALYSIS

WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2018, we had:

•	approximately 10.8 million subscribers; and
•	approximately 33% subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

(In millions of dollars, except margins)	Years ended December 31
	2018	2017 (restated)[1]	% Chg
Revenue
Service revenue	7,091	6,765	5
Equipment revenue	2,109	1,804	17
Revenue	9,200	8,569	7
Operating expenses
Cost of equipment	2,264	2,002	13
Other operating expenses [2]	2,846	2,841	—
Operating expenses	5,110	4,843	6
Adjusted EBITDA	4,090	3,726	10
Adjusted EBITDA margin	44.5%	43.5%	1.0 pts
Capital expenditures	1,086	806	35

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See “Understanding Our Business”.

WIRELESS SUBSCRIBER RESULTS 1

(In thousands, except churn, blended ABPU, and blended ARPU)	Years ended December 31
	2018	2017	Chg
Postpaid
Gross additions	1,632	1,599	33
Net additions	453	354	99
Total postpaid subscribers [2]	9,157	8,704	453
Churn (monthly)	1.10%	1.20%	(0.10 pts )
Prepaid
Gross additions	751	782	(31)
Net (losses) additions	(152)	61	(213)
Total prepaid subscribers [2]	1,626	1,778	(152)
Churn (monthly)	4.38%	3.48%	0.90 pts
Blended ABPU (monthly)	$64.74	$62.31	$2.43
Blended ARPU (monthly) [3]	$55.64	$54.23	$1.41

[1]

Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. Effective January 1, 2018, in conjunction with our transition to IFRS 15, we commenced reporting blended ABPU as a new key performance indicator. See “Key Performance Indicators”.

[2]	As at end of period.
[3]	Blended ARPU has been restated for 2017 using revenue recognition policies in accordance with IFRS 15.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue

Service revenue includes revenue derived from voice and data services from:

•	postpaid and prepaid monthly fees;
•	data usage;
•	airtime;
•	long distance charges;
•	essential services charges;
•	inbound and outbound roaming charges; and
•	certain fees.

The 5% increase in service revenue this year was a result of:

•	a 3% increase in blended ARPU, primarily due to the increased mix of subscribers on higher-rate plans from our various brands; and
•	a larger postpaid subscriber base.

The 4% increase in blended ABPU was a result of the increased service revenue as described above.

We believe the increases in gross and net additions to our postpaid subscriber base and the lower postpaid churn this year were a result of our strategic focus on enhancing the customer experience by improving our customer service and continually increasing the quality of our network.

Equipment revenue

Equipment revenue includes revenue from sales to subscribers through fulfillment by Wireless’ customer service groups, websites, telesales, corporate stores, and independent dealers, agents, and retailers.

The 17% increase in equipment revenue this year was a result of:

•	an increase in sales of higher-value devices; and
•	an increase in device upgrades by existing subscribers.

OPERATING EXPENSES

We assess operating expenses in two categories:

•	the cost of wireless devices and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 13% increase in the cost of equipment this year was a result of:

•	a continued shift in the product mix of device sales towards higher-cost smartphones; and
•	the increase in device upgrades by existing subscribers.

The marginal increase in other operating expenses this year was due to higher expenditures associated with increased subscriber volumes and costs of devices.

ADJUSTED EBITDA

The 10% increase in adjusted EBITDA this year was a result of the strong flow-through of service revenue growth, partially offset by higher operating expenses, as discussed above.

34     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2018, we had:

•	approximately 2.4 million high-speed Internet subscribers;
•	approximately 1.7 million Television subscribers –approximately 27% of Canadian cable television subscribers;
•	approximately 1.1 million Phone subscribers; and
•	a network passing approximately 4.4 million homes in Ontario, New Brunswick, and on the island of Newfoundland.

CABLE FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2018	2017 (restated)[1]	% Chg
Revenue
Internet	2,114	1,967	7
Television	1,442	1,501	(4)
Phone	363	411	(12)
Service revenue	3,919	3,879	1
Equipment revenue	13	15	(13)
Revenue	3,932	3,894	1
Operating expenses
Cost of equipment	21	20	5
Other operating expenses [2]	2,037	2,055	(1)
Operating expenses	2,058	2,075	(1)
Adjusted EBITDA	1,874	1,819	3
Adjusted EBITDA margin	47.7%	46.7%	1.0 pts
Capital expenditures	1,429	1,334	7

[1]	Effective January 1, 2018, and on a retrospective basis, we realigned our reportable segments and related financial results. See “Understanding Our Business”.
[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See “Understanding Our Business”.

CABLE SUBSCRIBER RESULTS 1

	Years ended December 31
(In thousands)	2018	2017	Chg
Internet [2]
Net additions	109	95	14
Total Internet subscribers [3]	2,430	2,321	109
Television
Net losses	(55)	(80)	25
Total Television subscribers [3]	1,685	1,740	(55)
Phone
Net additions	8	14	(6)
Total Phone subscribers [3]	1,116	1,108	8
Homes passed [3]	4,361	4,307	54
Total service units [4]
Net additions	62	29	33
Total service units [3]	5,231	5,169	62

[1]	Subscriber counts are key performance indicators. See “Key Performance Indicators”.
[2]	Effective January 1, 2018, and on a retrospective basis, our Internet subscriber results include Smart Home Monitoring subscribers.
[3]	As at end of period.
[4]	Includes Internet, Television, and Phone.

REVENUE

Internet revenue includes:

•	monthly subscription and additional use service revenue from residential, small business, enterprise, public sector, and wholesale Internet access subscribers;
•	monthly service revenue from our smart home monitoring products; and
•	modem rental fees.

Television revenue includes:

•	IPTV and digital cable services, such as:
•	basic service fees;
•	tier service fees;
•	access fees for use of channel capacity by third parties; and
•	premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees; and
•	rentals of television set-top boxes.

Phone revenue includes revenue from residential and small business local telephony service from:

•	monthly service fees;
•	calling features, such as voicemail, call waiting, and caller ID; and
•	long distance calling.

The 1% increase in revenue this year was a result of:

•	the movement of Internet customers to higher speed and usage tiers;
•	the impact of service pricing changes; and
•	a larger Internet subscriber base; partially offset by
•	promotional pricing provided to subscribers; and
•	a lower subscriber base for our Television products.

Internet revenue

The 7% increase in Internet revenue this year was a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings, with 60% of our residential Internet base on plans of 100 megabits per second or higher (2017—54%);
•	the impact of Internet service pricing changes; and
•	a larger Internet subscriber base; partially offset by
•	promotional pricing provided to subscribers.

Television revenue

The 4% decrease in Television revenue this year was a result of:

•	the decline in legacy Television subscribers over the past year; partially offset by
•	new Ignite TV subscribers this year with the launch of this product; and
•	the impact of Television service pricing changes, net of promotional pricing provided to subscribers.

Phone revenue

The 12% decrease in Phone revenue this year was a result of promotional pricing provided to subscribers.

Equipment revenue

Equipment revenue includes revenue generated from the sale of cable set-top boxes, Internet modems, and smart home monitoring equipment. Equipment revenue this year was in line with 2017.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     35

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING EXPENSES

We assess Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment revenue (cable set-top boxes, Internet modem equipment, and smart home monitoring equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 1% decrease in operating expenses this year was a result of various cost efficiency and productivity initiatives.

ADJUSTED EBITDA

The 3% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

36     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as Sportsnet and the Toronto Blue Jays;
•	our exclusive national 12-year NHL Agreement;
•	category-leading television and radio broadcasting properties;
•	multi-platform televised and online shopping;
•	digital media; and
•	publishing.

MEDIA FINANCIAL RESULTS

	Years ended December 31

(In millions of dollars, except margins)	2018	2017	% Chg

Revenue	2,168	2,153	1
Operating expenses [1]	1,972	2,026	(3)

Adjusted EBITDA	196	127	54

Adjusted EBITDA margin	9.0%	5.9%	3.1 pts
Capital expenditures	90	83	8

[1]	Operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See “Understanding Our Business”.

REVENUE

Media revenue is earned from:

•	advertising sales across its television, radio, digital media properties, and publishing;
•	subscriptions to televised and OTT products;
•	ticket sales, fund redistribution and other distributions from MLB, and concession sales;
•	retail product sales; and
•	circulation of published products.

The marginal increase in revenue this year was a result of:

•	higher revenue at the Toronto Blue Jays, primarily as a result of a distribution from Major League Baseball; and
•	higher Sportsnet and other network subscription revenue; partially offset by
•	lower advertising revenue.

OPERATING EXPENSES

We assess Media operating expenses by:

•	the cost of broadcast content, including sports programming and production;
•	Toronto Blue Jays player payroll;
•	the cost of retail products sold; and
•	all other expenses involved in day-to-day operations.

The 3% decrease in operating expenses this year was a result of various cost efficiencies and productivity initiatives across all divisions.

ADJUSTED EBITDA

The 54% increase in adjusted EBITDA this year was a result of the revenue and expense changes described above.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     37

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL EXPENDITURES

Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. The expenditures related to the acquisition of spectrum licences are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See “Managing Our Liquidity and Financial Resources”, “Key Performance Indicators”, and “Non-GAAP Measures” for more information.

Capital expenditures are significant and have a material impact on our cash flows; therefore, our management teams focus on planning, funding, and managing them.

Capital expenditures before related changes to non-cash working capital represent capital assets to which we took title. We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

	Years ended December 31
(In millions of dollars, except capital intensity)	2018	2017 (restated) [1]	% Chg
Capital expenditures [2]
Wireless	1,086	806	35
Cable	1,429	1,334	7
Media	90	83	8
Corporate	210	287	(27)
Capital expenditures before proceeds on disposition	2,815	2,510	12
Proceeds on disposition	(25)	(74)	(66)
Capital expenditures [2]	2,790	2,436	15
Capital intensity [3]	18.5%	17.0%	1.5 pts

[1]

Effective January 1, 2018, and on a retrospective basis, we realigned our reportable segments and related financial results. As a result, certain figures have been amended for comparative purposes. See “Understanding Our Business”.

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.
[3]	As defined. See “Key Performance Indicators”.

WIRELESS

The increase in capital expenditures in Wireless this year was a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready.

In 2017, we acquired a spectrum licence for $184 million, which is not included in the table above. See “Managing Our Liquidity and Financial Resources”.

CABLE

The increase in capital expenditures in Cable this year was a result of higher investments in network infrastructure, partially related to the launch of our Ignite TV service, which uses Comcast’s X1 IP-based video platform, and higher customer premise equipment additions in 2018. We continued upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience.

MEDIA

The increase in capital expenditures this year was a result of higher investments in the Rogers Centre, partially offset by lower investments in our broadcast infrastructure.

CORPORATE

The decrease in Corporate capital expenditures this year was a result of higher investments in information technology in 2017.

PROCEEDS ON DISPOSITION

We sold certain assets for total proceeds of $25 million in 2018 (2017 — $74 million).

CAPITAL INTENSITY

Capital intensity increased this year as a result of the higher capital expenditures as discussed above, offset by the increase in revenue.

38     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31
(In millions of dollars)	2018	2017 (restated) [1]	% Chg
Adjusted EBITDA [2]	5,983	5,502	9
Deduct (add):
Depreciation and amortization	2,211	2,142	3
Gain on disposition of property, plant and equipment	(16)	(49)	(67)
Restructuring, acquisition and other	210	152	38
Finance costs	793	746	6
Other income	(32)	(19)	68
Income tax expense	758	685	11
Net income	2,059	1,845	12

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]

Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

ADJUSTED EBITDA

See “Key Changes in Financial Results This Year Compared to 2017” for a discussion of the increase in adjusted EBITDA this year.

DEPRECIATION AND AMORTIZATION

	Years ended December 31
(In millions of dollars)	2018	2017	% Chg
Depreciation	2,174	2,087	4
Amortization	37	55	(33)
Total depreciation and amortization	2,211	2,142	3

Total depreciation and amortization increased this year primarily as a result of higher capital expenditures. See “Capital Expenditures” for more information.

RESTRUCTURING, ACQUISITION AND OTHER

This year, we incurred $210 million (2017 – $152 million) in restructuring, acquisition and other expenses. These expenses in 2018 primarily consisted of severance costs associated with the targeted restructuring of our employee base and certain sports-related contract termination costs. These expenses in 2017 primarily consisted of severance costs associated with the targeted restructuring of our employee base and costs pertaining to class action lawsuits.

FINANCE COSTS

	Years ended December 31
(In millions of dollars)	2018	2017	% Chg
Interest on borrowings [1]	709	740	(4)
Interest on post-employment benefits liability	14	12	17
Loss on repayment of long-term debt	28	–	n/m
Loss (gain) on foreign exchange	136	(107)	n/m
Change in fair value of derivative instruments	(95)	99	n/m
Capitalized interest	(20)	(18)	11
Other	21	20	5
Total finance costs	793	746	6

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings

Interest on borrowings decreased this year as a result of a higher proportion of borrowings under our lower interest US CP program compared to 2017 and the early redemption of our US$1.4 billion senior notes in April 2018. See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

Loss on repayment of long-term debt

We recognized a $28 million loss on repayment of long-term debt this year reflecting the payment of redemption premiums associated with our redemption of US$1.4 billion of senior notes in April 2018 that were otherwise due in August 2018.

Foreign exchange and change in fair value of derivative instruments

During 2018, all of our US dollar-denominated senior notes and debentures were hedged for accounting purposes. Foreign exchange losses recognized in 2018 were primarily related to our US CP program borrowings, for which the associated debt derivatives were not designated as hedges for accounting purposes due to the short-term nature of the borrowings. Foreign exchange gains recognized in 2017 were also related to our US CP program borrowings and US dollar-denominated credit facility borrowings. Foreign exchange gains and losses are generally substantially offset by a corresponding amount in “change in fair value of derivative instruments”.

During the year, we determined that we would no longer be able to exercise certain ten-year bond forward derivatives within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forward derivatives and reclassified a $21 million loss from the hedging reserve within shareholders’ equity to finance costs (recorded in “change in fair value of derivative instruments”). We subsequently extended the bond forwards to May 31, 2019, with the ability to extend them further, and redesignated them as effective hedges.

See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

OTHER INCOME

In 2017, we recognized a recovery on the reversal of a provision pertaining to shomi of $20 million.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     39

MANAGEMENT’S DISCUSSION AND ANALYSIS

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31
(In millions of dollars, except tax rates)	2018	2017 (restated) [1]
Statutory income tax rate	26.7%	26.7%
Income before income tax expense	2,817	2,530
Computed income tax expense	752	676
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	5	9
Non-deductible portion of equity losses	1	–
Non-deductible loss on FVTOCI investments	–	7
Income tax adjustment, legislative tax change	–	2
Non-taxable portion of capital gains	(9)	(10)
Other items	9	1
Total income tax expense	758	685
Effective income tax rate	26.9%	27.1%
Cash income taxes paid	370	475

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

Our effective income tax rate this year was 26.9% compared to 27.1% for 2017. The effective income tax rate for 2018 was higher than the statutory tax rate primarily as a result of non-deductible stock-based compensation.

Cash income taxes paid decreased this year primarily as a result of the timing of installment payments.

NET INCOME

Net income was 12% higher than last year. See “Key Changes in Financial Results This Year Compared to 2017” for more information.

	Years ended December 31
(In millions of dollars, except per share amounts)	2018	2017 (restated) [1]	% Chg
Net income	2,059	1,845	12
Basic earnings per share	$4.00	$3.58	12
Diluted earnings per share	$3.99	$3.57	12

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

ADJUSTED NET INCOME

Adjusted net income was 18% higher compared to 2017, primarily as a result of higher adjusted EBITDA and higher other income, partially offset by higher depreciation and amortization and higher income tax expense.

	Years ended December 31
(In millions of dollars, except per share amounts)	2018	2017 (restated) [1]	% Chg
Adjusted EBITDA [2]	5,983	5,502	9
Deduct (add):
Depreciation and amortization	2,211	2,142	3
Finance costs [3]	744	746	–
Other (income) expense [4]	(32)	1	n/m
Income tax expense [5]	819	711	15
Adjusted net income [2]	2,241	1,902	18
Adjusted basic earnings per share [2]	$4.35	$3.69	18
Adjusted diluted earnings per share [2]	$4.34	$3.68	18

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]

Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]

Finance costs excludes a $21 million loss on discontinuation of hedge accounting on certain bond forwards for the year ended December 31, 2018 (2017 – nil) and a $28 million loss on repayment of long-term debt for the year ended December 31, 2018 (2017 – nil).

[4]	Other expense for 2017 excludes a $20 million recovery on the reversal of a provision pertaining to the wind-down of shomi.
[5]

Income tax expense excludes a $61 million recovery (2017 – $28 million recovery) for the year ended December 31, 2018 related to the income tax impact for adjusted items. Income tax expense for 2017 also excludes a $2 million expense for the revaluation of deferred tax balances as a result of legislative income tax rate changes.

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2018, we had approximately 26,100 employees (2017 – 24,500) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2018 were $2,089 million (2017 – $2,111 million).

40     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

2017 FULL-YEAR RESULTS COMPARED TO 2016

Effective January 1, 2018, upon adoption of IFRS 15, we made a decision to restate 2017 reported figures in accordance with the new accounting standard. Periods prior to 2017 have not been restated. As a consequence of this decision, for comparative purposes, the 2017 full-year results compared to 2016 full-year results presented below represent figures prepared in accordance with accounting standards prior to the adoption of IFRS 15. These results have been summarized in the table below.

Additionally, effective January 1, 2018, we adopted adjusted EBITDA as our key profit measure, replacing our previous adjusted operating profit non-GAAP measure. We also redefined our reportable segments such that the results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. All affected results presented in this MD&A have been retrospectively amended to incorporate this profit measure change and reportable segment redefinition.

	Years ended December 31
(In millions of dollars, except margins)	2017 [1]	2016 [1]	% Chg
Revenue
Wireless	8,343	7,916	5
Cable	3,894	3,871	1
Media	2,153	2,146	–
Corporate items and intercompany eliminations	(247)	(231)	7
Revenue	14,143	13,702	3
Total service revenue [2]	13,560	13,027	4
Adjusted EBITDA [3]
Wireless	3,542	3,262	9
Cable	1,819	1,773	3
Media	127	159	(20)
Corporate items and intercompany eliminations	(170)	(163)	4
Adjusted EBITDA [3]	5,318	5,031	6
Adjusted EBITDA margin [3]	37.6%	36.7%	0.9 pts
Net income	1,711	835	105
Adjusted net income [3]	1,768	1,432	23

[1]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. See “Accounting Policies”.
[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted EBITDA margin, and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

Revenue

Consolidated revenue increased by 3% in 2017, reflecting revenue growth of 5% in Wireless, and marginal increases in Cable and Media. Wireless revenue increased as a result of the continued adoption of Rogers Share Everything plans. Cable revenue increased by 1% as the increase in Internet revenue from a larger subscriber base and subscriber movement to higher-end speed and usage tiers was partially offset by the decrease in Television subscribers and the impact of Phone pricing packages. Media revenue increased marginally as a result of higher sports-related revenue driven by the strength of Sportsnet, increased sales at TSC, and higher conventional broadcast TV advertising revenue, partially offset by lower publishing-related revenue due to the strategic shift to digital media announced in 2016.

Adjusted EBITDA

Consolidated adjusted EBITDA increased in 2017 to $5,318 million, reflecting increases in Wireless and Cable, partially offset by a decrease in Media. Wireless adjusted EBITDA increased 9% as a result of the continued adoption of higher-rate service plans, partially offset by higher service costs associated with increased volumes and costs of devices. Cable adjusted EBITDA increased by 3% in 2017 as a result of strong Internet revenue growth and various cost efficiency and productivity initiatives. Media adjusted EBITDA decreased primarily as a result of a higher Toronto Blue Jays payroll (including the impact of foreign exchange) and higher TSC merchandise costs partially offset by the increase in revenue as described above.

Net income and adjusted net income

Net income increased to $1,711 million in 2017 from $835 million in 2016 primarily as a result of the impairment and related charges we recognized in 2016 as a result of our decision to discontinue developing our legacy IPTV product and develop a long-term relationship with Comcast and deploy their X1 IP-based video platform as Ignite TV, lower restructuring, acquisition and other costs, and prior year equity losses associated with the wind-down of shomi.

Adjusted net income increased to $1,768 million in 2017 from $1,432 million in 2016 as a result of a higher adjusted EBITDA and lower depreciation and amortization, partially offset by higher income tax expense.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     41

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2018 and 2017.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2018					2017 [1]
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1
Revenue
Wireless	9,200	2,464	2,331	2,214	2,191	8,569	2,288	2,203	2,076	2,002
Cable	3,932	989	983	991	969	3,894	981	977	976	960
Media	2,168	540	488	608	532	2,153	526	516	637	474
Corporate items and intercompany eliminations	(204)	(55)	(33)	(57)	(59)	(247)	(64)	(50)	(69)	(64)
Total revenue	15,096	3,938	3,769	3,756	3,633	14,369	3,731	3,646	3,620	3,372
Total service revenue [2]	12,974	3,276	3,271	3,300	3,127	12,550	3,164	3,196	3,221	2,969
Adjusted EBITDA
Wireless	4,090	1,028	1,099	1,029	934	3,726	965	1,017	915	829
Cable	1,874	489	490	462	433	1,819	477	471	455	416
Media	196	40	73	60	23	127	37	61	59	(30)
Corporate items and intercompany eliminations	(177)	(36)	(42)	(47)	(52)	(170)	(43)	(46)	(40)	(41)
Adjusted EBITDA [3]	5,983	1,521	1,620	1,504	1,338	5,502	1,436	1,503	1,389	1,174
Deduct (add):
Depreciation and amortization	2,211	564	558	545	544	2,142	531	531	535	545
Gain on disposition of property, plant and equipment	(16)	–	(5)	–	(11)	(49)	–	–	(49)	–
Restructuring, acquisition and other	210	94	47	26	43	152	31	59	34	28
Finance costs	793	205	176	193	219	746	184	183	189	190
Other (income) expense	(32)	(26)	15	2	(23)	(19)	3	20	(31)	(11)
Net income before income tax expense	2,817	684	829	738	566	2,530	687	710	711	422
Income tax expense	758	182	235	200	141	685	188	202	183	112
Net income	2,059	502	594	538	425	1,845	499	508	528	310
Earnings per share:
Basic	$4.00	$0.97	$1.15	$1.04	$0.83	$3.58	$0.97	$0.99	$1.03	$0.60
Diluted	$3.99	$0.97	$1.15	$1.04	$0.80	$3.57	$0.97	$0.98	$1.02	$0.60
Net income	2,059	502	594	538	425	1,845	499	508	528	310
Add (deduct):
Restructuring, acquisition and other	210	94	47	26	43	152	31	59	34	28
Loss on bond forward derivatives	21	21	–	–	–	–	–	–	–	–
Loss on repayment of long-term debt	28	–	–	–	28	–	–	–	–	–
(Recovery) loss on wind-down of shomi	–	–	–	–	–	(20)	–	–	(20)	–
Gain on disposition of property, plant and equipment	(16)	–	(5)	–	(11)	(49)	–	–	(49)	–
Income tax impact of above items	(61)	(32)	(11)	(10)	(8)	(28)	(7)	(16)	3	(8)
Income tax adjustment, legislative tax change	–	–	–	–	–	2	2	–	–	–
Adjusted net income [3]	2,241	585	625	554	477	1,902	525	551	496	330
Adjusted earnings per share [3]:
Basic	$4.35	$1.14	$1.21	$1.08	$0.93	$3.69	$1.02	$1.07	$0.96	$0.64
Diluted	$4.34	$1.13	$1.21	$1.07	$0.90	$3.68	$1.02	$1.07	$0.96	$0.64
Capital expenditures	2,790	828	700	657	605	2,436	841	658	451	486
Cash provided by operating activities	4,288	1,051	1,304	1,048	885	3,938	1,142	1,377	823	596
Free cash flow [3]	1,771	275	550	562	384	1,685	230	523	607	325

[1]	2017 reported figures have been restated applying IFRS 15. See “Critical Accounting Policies and Estimates”.
[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

42     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

FOURTH QUARTER 2018 RESULTS

Results commentary in “Fourth Quarter 2018 Results” compares the fourth quarter of 2018 with the fourth quarter of 2017.

Higher revenue

Consolidated revenue increased 6% in the fourth quarter, largely driven by Wireless service revenue growth of 5%.

Growth in Wireless was a result of our balanced approach to continue monetizing the increasing demand for data along with a disciplined approach around subscriber base management. Wireless equipment revenue grew 17% in the fourth quarter driven by an increase in sales of higher value devices and increased hardware upgrades.

Cable revenue increased 1% in the fourth quarter as Internet revenue growth of 6% continued to drive the Cable segment. This quarter, we had net additions of 25,000 for Internet.

Media revenue increased 3% in the fourth quarter primarily as a result of higher advertising and sports-related revenue.

Higher adjusted EBITDA

In the fourth quarter, adjusted EBITDA increased 6%, driven by Wireless adjusted EBITDA growth of 7%, as a result of strong growth in Wireless revenue, partially offset by investments in our frontline employees.

Cable adjusted EBITDA increased 3% in the fourth quarter primarily from the ongoing product mix shift to higher-margin Internet services and various cost efficiencies achieved.

Media adjusted EBITDA increased 8% in the fourth quarter primarily as a result of increased revenue.

Net income and higher adjusted net income

Net income and adjusted net income increased in the fourth quarter by 1% and 11%, respectively, as a result of higher adjusted EBITDA, partially offset by higher depreciation and amortization.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income tax expense.

Wireless

The trends in Wireless revenue and adjusted EBITDA reflect:

•	the growing number of wireless voice and data subscribers;
•	higher usage of wireless data;
•	higher wireless device sales as more consumers shift to smartphones;
•	decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; and
•	higher roaming revenue as a result of customers increasingly utilizing our Roam Like Home and Fido Roam services; partially offset by
•	decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance.

The trends in Wireless adjusted EBITDA reflect:

•	higher wireless device subsidies that offset the higher wireless device sales as more consumers shift to higher-cost smartphones; and
•	higher voice and data costs related to the increasing number of subscribers.

We continue to target organic growth in higher-value postpaid subscribers. We have maintained a relatively stable mix of postpaid and prepaid subscribers. Prepaid plans are evolving to have properties similar to those of traditional postpaid plans. We believe this evolution provides consumers with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact subscriber churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly-anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which is impacted by the foreign exchange rate of the Canadian dollar and general economic conditions.

Our adoption of IFRS 15 has a significant impact on the timing of recognition and classification of our Wireless results. It does not affect our cash flows from operations or methods and underlying economics through which we transact with our customers. See “Accounting Policies” for more information.

Cable

The trends in Cable service revenue primarily reflect:

•	higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	general pricing increases; and

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     43

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	shift of enterprise customers from lower-margin, off-net legacy long distance and data services to higher-margin, next generation services and data centre businesses; partially offset by
•	competitive losses of Television subscribers;
•	Television subscribers downgrading their service plans; and
•	lower additional usage of Internet, Television, and Phone products and services as service plans are increasingly bundling more features, such as unlimited usage or a greater number of TV channels.

The trends in Cable adjusted EBITDA primarily reflect:

•	higher Internet operating margins, as a result of the shift from conventional Television to Internet services; partially offset by
•	higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•

university and college students who live in residences moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the concentrated marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media

The trends in Media’s results are generally the result of:

•	fluctuations in advertising and consumer market conditions;
•	subscriber rate increases;
•	higher sports and rights costs, including increases as we move further along in our NHL Agreement; and
•	continual investment in primetime and specialty programming relating to both our broadcast networks (such as City) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the MLB season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the NHL season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses

Depreciation and amortization has been trending upward over the past several years as a result of an increase in our general depreciable asset base, related significantly to our recent rollout and expansion of our wireless network. This is a direct result of increasing capital expenditures in previous and current years as we worked to upgrade our wireless network, purchase customer premise equipment, and roll out Ignite TV, Ignite Gigabit Internet, and 4K TV to our Cable footprint. We expect future depreciation and amortization to align with ongoing capital expenditures.

44     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 (In millions of dollars)	2018	2017 (restated) [1]	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	405	–	405	–	See “Sources and Uses of Cash”.
Accounts receivable	2,259	2,035	224	11	Reflects an increase in trade receivables driven by increased revenue and certain other accruals.
Inventories	466	435	31	7	n/m
Current portion of contract assets	1,052	820	232	28	Reflects net increases in contracts with customers.
Other current assets	436	414	22	5	n/m
Current portion of derivative instruments	270	421	(151)	(36)	Primarily reflects the settlement of the debt derivatives pertaining to the repayment of our US$1.4 billion senior notes. See “Financial Risk Management”.

Total current assets	4,888	4,125	763	18
Property, plant and equipment	11,780	11,143	637	6	Primarily reflects capital expenditures, partially offset by depreciation expense. See “Capital Expenditures”.
Intangible assets	7,205	7,244	(39)	(1)	Reflects the amortization of intangible assets.
Investments	2,134	2,561	(427)	(17)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	1,339	953	386	41	Primarily reflects changes in market values of our debt and expenditure derivatives as a result of the depreciation of the Cdn$ relative to the US$. See “Financial Risk Management”.
Contract assets	535	413	122	30	Reflects net increases in contracts with customers.
Other long-term assets	132	143	(11)	(8)	n/m
Deferred tax assets	–	3	(3)	(100)	n/m
Goodwill	3,905	3,905	–	–	n/m

Total assets	31,918	30,490	1,428	5

Liabilities and shareholders’ equity
Current liabilities:
Bank advances	–	6	(6)	n/m	See “Sources and Uses of Cash”.
Short-term borrowings	2,255	1,585	670	42	Reflects additional borrowings under our US CP program.
Accounts payable and accrued liabilities	3,052	2,931	121	4	Primarily reflects an overall increase in trade payables as a result of the timing of payments made.
Income tax payable	177	62	115	185	Reflects the timing of tax installments.
Other current liabilities	132	132	–	–	n/m
Contract liabilities	233	278	(45)	(16)	Reflects lower customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	900	1,756	(856)	(49)	Reflects the repayment of our US$1.4 billion senior notes in April 2018, partially offset by the reclassification from long-term of a total of $900 million in senior notes due in 2019.
Current portion of derivative instruments	87	133	(46)	(35)	Primarily reflects changes in market values of our expenditure derivatives, as a result of the depreciation of the Cdn$ relative to the US$. See “Financial Risk Management”.

Total current liabilities	6,836	6,883	(47)	(1)
Provisions	35	35	–	–	n/m
Long-term debt	13,390	12,692	698	5	Primarily reflects the issuance of US$750 million of senior notes and foreign exchange revaluation, partially offset by the reclassification to current of a total of $900 million in senior notes.
Derivative instruments	22	147	(125)	(85)	Reflects changes in market values of our debt derivatives, primarily as a result of the depreciation of the Cdn$ relative to the US$. See “Financial Risk Management”.
Other long-term liabilities	546	613	(67)	(11)	Primarily reflects a decrease in our net pension liability as a result of an increase in the fair value of the plan assets.
Deferred tax liabilities	2,910	2,624	286	11	Primarily reflects an increase in temporary differences between the accounting and tax bases for certain assets.

Total liabilities	23,739	22,994	745	3
Shareholders’ equity	8,179	7,496	683	9	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders’ equity	31,918	30,490	1,428	5

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Managing Our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31
(In millions of dollars)	2018	2017 (restated) [1]
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	5,498	5,312
Change in non-cash operating working capital items	(114)	(164)
Cash provided by operating activities before income taxes paid and interest paid	5,384	5,148
Income taxes paid	(370)	(475)
Interest paid	(726)	(735)
Cash provided by operating activities	4,288	3,938
Investing activities:
Capital expenditures	(2,790)	(2,436)
Additions to program rights	(54)	(59)
Changes in non-cash working capital related to capital expenditures and intangible assets	(125)	109
Acquisitions and other strategic transactions, net of cash acquired	–	(184)
Other	25	(60)
Cash used in investing activities	(2,944)	(2,630)
Financing activities:
Net proceeds received on short-term borrowings	508	858
Net repayment of long-term debt	(823)	(1,034)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	388	(79)
Transaction costs incurred	(18)	–
Dividends paid	(988)	(988)
Cash used in financing activities	(933)	(1,243)
Change in cash and cash equivalents	411	65
Bank advances, beginning of year	(6)	(71)
Cash and cash equivalents (bank advances), end of year	405	(6)

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

OPERATING ACTIVITIES

The increase in cash provided by operating activities this year was a result of higher net income, lower income taxes paid, and lower net investment in non-cash working capital.

INVESTING ACTIVITIES

Capital expenditures

We spent a net amount of $2,790 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 15% higher than 2017. See “Capital Expenditures” for more information.

Acquisitions and other strategic transactions

We did not make any material acquisitions or other strategic transactions in 2018. In June 2017, upon receipt of all necessary regulatory approvals, we acquired an AWS-1 spectrum licence from Quebecor Inc., pursuant to an existing agreement, by paying $184 million. Upon acquisition, we recognized the spectrum licence as an intangible asset of $184 million, which included directly attributable costs. The spectrum licence provides us with more wireless capacity in the Greater Toronto Area.

FINANCING ACTIVITIES

We received net amounts of $55 million for the year ended December 31, 2018 (2017 – repaid net amounts of $255 million) on our short-term borrowings, long-term debt, and related derivatives. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US CP program. Below is a summary of our short-term borrowings as at December 31, 2018 and 2017.

	Years ended December 31

(In millions of dollars)	2018	2017

Accounts receivable securitization program	650	650
US commercial paper program	1,605	935

Total short-term borrowings	2,255	1,585

46     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from US commercial paper	15,262	1.29	19,752	8,267	1.30	10,712
Repayment of US commercial paper	(14,858)	1.30	(19,244)	(7,530)	1.29	(9,704)
Net proceeds received from US commercial paper			508			1,008
Proceeds received from accounts receivable securitization			225			530
Repayment of accounts receivable securitization			(225)			(680)
Net repayment of accounts receivable securitization			–			(150)
Net proceeds received on short-term borrowings			508			858

In March 2017, we entered into a US CP program that allowed us to issue up to a maximum aggregate principal amount of US$1 billion. In December 2017, we increased the maximum aggregate principal amount allowed under our US CP program to US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures. See “Financial Condition” for more information.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See “Financial Risk Management” for more information.

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facility borrowings (Cdn$)			–			1,730
Credit facility borrowings (US$)	125	1.26	157	960	1.32	1,269
Total credit facility borrowings			157			2,999

Credit facility repayments (Cdn$)			–			(1,830)
Credit facility repayments (US$)	(125)	1.26	(157)	(1,110)	1.31	(1,453)
Total credit facility repayments			(157)			(3,283)

Net repayments under credit facilities			–			(284)

Senior notes issuances (US$)	750	1.25	938	–	–	–

Senior notes repayments (Cdn$)			–			(750)
Senior notes repayments (US$)	(1,400)	1.26	(1,761)	–	–	–
Total senior notes repayments			(1,761)			(750)

Net repayment of senior notes			(823)			(750)

Net repayment of long-term debt			(823)			(1,034)

	Years ended December 31
(In millions of dollars)	2018	2017
Long-term debt net of transaction costs, beginning of year	14,448	16,080
Net repayment of long-term debt	(823)	(1,034)
Loss (gain) on foreign exchange	672	(608)
Deferred transaction costs incurred	(18)	(3)
Amortization of deferred transaction costs	11	13
Long-term debt net of transaction costs, end of year	14,290	14,448

The revolving credit facility is unsecured, guaranteed by RCCI, and ranks equally with all of our senior notes and debentures.

On April 13, 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes that were originally due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $0.3 billion. As a result, we repaid a net amount of $1.5 billion, including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility. See “Financial Condition” for more information.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Issuance of senior notes and related debt derivatives

Below is a summary of the senior notes that we issued in 2018, with the proceeds used to repay long-term debt maturing in 2018 and for general corporate purposes. We did not issue any senior notes in 2017.

(In millions of dollars, except interest rates and discounts)
Date issued	Principal amount	Due date	Interest rate	Discount/premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2018 issuances
February 8, 2018	US 750	2048	4.300%	99.398%	938	16

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

The senior notes issued in 2018 were issued pursuant to a public offering in the US.

Concurrent with the 2018 issuance, we entered into debt derivatives to convert all interest and principal payment obligations on the senior notes to Canadian dollars. See “Financial Risk Management” for more information.

The notes issued in 2018 are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities.

Repayment of senior notes and related derivative settlements

Below is a summary of the repayment of our senior notes during 2018 and 2017.

(In millions of dollars)
Maturity date	Notional amount (US$)	Notional amount (Cdn$)
2018 repayments
April 2018	1,400	1,761

2017 repayments
March 2017	–	250
June 2017	–	500
Total for 2017	–	750

There were no debt derivatives associated with the 2017 repayments.

Dividends

In 2018, we declared and paid dividends on each of our outstanding Class A Shares and Class B Non-Voting Shares. We paid $988 million in cash dividends. See “Dividends and Share Information” for more information.

Shelf prospectuses

We have two shelf prospectuses that qualify the offering of debt securities from time to time. One shelf prospectus qualifies the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualifies the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf will expire in May 2020.

FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2018	2017 (restated) [1]	% Chg
Adjusted EBITDA [2]	5,983	5,502	9
Deduct (add):
Capital expenditures [3]	2,790	2,436	15
Interest on borrowings, net of capitalized interest	689	722	(5)
Net change in contract asset and deferred commission cost asset balances	363	184	97
Cash income taxes [4]	370	475	(22)
Free cash flow [2]	1,771	1,685	5

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]

Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.
[4]	Cash income taxes are net of refunds received.

The 5% increase in free cash flow this year was primarily a result of:

•	higher adjusted EBITDA; partially offset by
•	higher capital expenditures.

Effective January 1, 2019, we will redefine free cash flow such that we will no longer adjust for the “net change in contract asset and deferred commission cost asset balances” as outlined in the table below. We will redefine free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry. This item was added on a transitional basis following our adoption of IFRS 15 to help stakeholders understand the impact this standard had on our results. The below table shows the effect this change will have on our free cash flow for the years ended December 31, 2018 and 2017.

	Years ended December 31
(In millions of dollars)	2018	2017	% Chg
Free cash flow as reported [1]	1,771	1,685	5
Add:
Net change in contract asset and deferred commission cost asset balances	363	184	97
Free cash flow (redefined) [1]	2,134	1,869	14

[1]

Free cash flow is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

48     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

FINANCIAL CONDITION

LIQUIDITY

Below is a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2018 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP program	Net available
Bank credit facilities:
Revolving	3,200	–	9	1,605	1,586
Outstanding letters of credit	982	–	982	–	–
Bank advances	–	–	–	–	–
Total bank credit facilities	4,182	–	991	1,605	1,586
Accounts receivable securitization	1,050	650	–	–	400
Cash and cash equivalents	405	–	–		405
Total	5,637	650	991	1,605	2,391

As at December 31, 2017 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP Program	Net available
Bank credit facilities:
Revolving	3,200	–	9	935	2,256
Outstanding letters of credit	87	–	87	–	–
Bank advances	–	6	–	–	(6)
Total bank credit facilities	3,287	6	96	935	2,250
Accounts receivable securitization	1,050	650	–	–	400
Total	4,337	656	96	935	2,650

In addition to the noted sources of available liquidity, we held $1,051 million of marketable securities in publicly traded companies as at December 31, 2018 (2017 – $1,465 million).

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 4.45% as at December 31, 2018 (2017 – 4.70%) and a weighted average term to maturity of 10.7 years (2017 – 9.9 years).

COVENANTS

The provisions of our $3.2 billion revolving bank credit facility described in “Sources and Uses of Cash” impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2018 and 2017, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2018, these covenants did not impose restrictions of any material consequence on our operations.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P Global Ratings Services (S&P), Moody’s Investors Service (Moody’s), and Fitch Ratings (Fitch) to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI’s outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2018.

Issuance	S&P	Moody’s	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged for the year.
[2]	We have not sought a rating from Fitch for our short-term obligations.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and Fitch) or Aaa (Moody’s), representing the highest quality of securities rated, to D (S&P), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch) or Baa3 (Moody’s) to AAA (S&P and Fitch) or Aaa (Moody’s).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P), F1+ (Fitch), or P-1 (Moody’s), representing the highest quality of securities rated, to C (S&P and Fitch), and not prime (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), F3 (Fitch), or P-3 (Moody’s) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, and Moody’s are investment-grade ratings.

PENSION OBLIGATIONS

Our defined benefit pension plans had a net funding deficit of approximately $365 million as at December 31, 2018 (2017 – $452 million). During 2018, our net funding deficit decreased by $87 million primarily as a result of a net increase in the plan assets.

We made a total of $148 million (2017 – $145 million) of contributions to our pension plans this year. We expect our total estimated funding requirements for our funded defined benefit pension plans to be $177 million in 2019 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See “Accounting Policies” for more information.

Purchase of annuities

From time to time, we have made additional lump-sum contributions to our pension plans, and the pension plans have purchased annuities from insurance companies to fund the pension benefit obligations for certain groups of retired employees in the plans. Purchasing the annuities relieves us of our primary responsibility for that portion of the accrued benefit obligations for the retired employees and eliminates the significant risk associated with the obligations.

We did not make any additional lump-sum contributions to our pension plans in 2018 or 2017, and the pension plans did not purchase additional annuities.

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, and commercial paper borrowings	Cross-currency interest rate exchange agreements Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements
Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 85.3% (2017 – 89.5%) of our debt, including short-term borrowings, as at December 31, 2018.

We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility and US CP borrowings as hedges for accounting purposes. Our bond forwards and expenditure derivatives are also designated as hedges for accounting purposes.

DEBT DERIVATIVES

We use cross-currency interest rate exchange agreements (debt derivatives) to hedge the foreign exchange risk on all of the interest and principal payment obligations of our US dollar-denominated senior notes and debentures.

50     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

New debt derivatives to hedge new senior notes issued

		US$		Hedging effect

(In millions of dollars, except interest rates) Effective date	Principal/ Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

During 2017, we did not enter or settle any debt derivatives related to senior notes.

During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings. As a result of the short-term nature of these debt derivatives, we have not designated them as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered and settled related to our credit facility borrowings and commercial paper program during 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017

(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	125	1.26	157	1,610	1.32	2,126
Debt derivatives settled	125	1.26	157	1,760	1.32	2,327
Net cash paid			(1)			(17)

Commercial paper program
Debt derivatives entered	15,262	1.29	19,751	8,266	1.30	10,711
Debt derivatives settled	14,833	1.29	19,148	7,521	1.29	9,692
Net cash received (paid)			63			(62)

As at December 31, 2018, we had US$6.1 billion of US dollar-denominated senior notes and debentures, all of which were hedged using debt derivatives.

	As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2018		2017
US dollar-denominated long-term debt [1]	US$	6,050	US$	6,700
Hedged with debt derivatives	US$	6,050	US$	6,700
Hedged exchange rate		1.1438		1.1070
Percent hedged [2]		100.0%		100.0%
Amount of borrowings at fixed rates [3]
Total borrowings		$15,320		$15,152
Total borrowings at fixed rates		$13,070		$13,567
Percent of borrowings at fixed rates		85.3%		89.5%
Weighted average interest rate on borrowings		4.45%		4.70%
Weighted average term to maturity		10.7 years		9.9 years

[1]	US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2]

Pursuant to the requirements for hedge accounting under IFRS 9, Financial instruments, as at December 31, 2018, and December 31, 2017, RCI accounted for 100% of its debt derivatives related to senior notes as hedges against designated US dollar-denominated debt. As a result, as at December 31, 2018 and 2017, 100% of our US dollar-denominated senior notes and debentures are hedged for accounting and economic purposes.

[3]	Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP and accounts receivable securitization programs.

BOND FORWARDS

From time to time, we use extendible bond forward derivatives (bond forwards) to hedge interest rate risk on the debt instruments we expect to issue in the future. As at December 31, 2018, approximately $5.7 billion of our outstanding public debt matures over the next five years (2017 – $5.6 billion) and we anticipate that we will issue public debt over that time to fund at least a portion of those maturities together with other general corporate funding requirements. We use bond forwards for risk management purposes only. The bond forwards noted below have been designated as hedges for accounting purposes.

During 2014, we entered into bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will comprise a portion of the interest rate risk associated with our anticipated future debt issuances. As a result of these bond forwards, we hedged the underlying GoC 10-year rate on $1.5 billion notional amount for anticipated future debt issuances from 2015 to 2018 and the underlying GoC 30-year rate on $0.4 billion notional amount for December 31, 2018. The bond forwards are effective from December 2014.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     51

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at December 31, 2018 we had $900 million notional amount of bond forwards outstanding (2017 – $900 million), all of which were designated as hedges for accounting purposes.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2018	Hedged GoC interest rate as at December 31, 2017 [1]	2018	2017
10	December 2014	January 31, 2019	500	3.01%	2.85%	500	500
30	December 2014	February 28, 2019	400	2.70%	2.65%	400	400
Total			900			900	900

[1]

Bond forwards with maturity dates beyond December 31, 2018 are subject to GoC rate re-setting from time to time. Both the 10-year and 30-year bond forwards were extended in 2018 to their respective maturity dates.

During the year, we determined that we would no longer be able to exercise certain ten-year bond forward derivatives within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forward derivatives and reclassified a $21 million loss from the hedging reserve within shareholders’ equity to finance costs. We subsequently extended the bond forwards to May 31, 2019, with the ability to extend them further, and redesignated them as effective hedges.

EXPENDITURE DERIVATIVES

We use foreign currency forward contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecast US dollar-denominated expenditures. Below is a summary of the expenditure derivatives we entered and settled to manage foreign exchange risk related to certain forecast expenditures.

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	720	1.24	896	840	1.27	1,070
Expenditure derivatives settled	840	1.30	1,093	930	1.33	1,240

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2018, we had US$1,080 million of expenditure derivatives outstanding (2017 – US$1,200 million), at an average rate of $1.24/US$ (2017 – $1.28/US$), with terms to maturity ranging from January 2019 to December 2020 (2017 – January 2018 to December 2019). As at December 31, 2018, our outstanding expenditure derivatives maturing in 2019 are hedged at an average exchange rate of $1.24/US$.

EQUITY DERIVATIVES

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2018, we had equity derivatives for 5.0 million (2017 – 5.4 million) Class B Non-Voting Shares with a weighted average price of $51.54 (2017 – $51.44). These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

In 2018, we settled 0.4 million equity derivatives at a weighted average price of $61.15 for net proceeds of $4 million. In 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on 1.0 million Class B Non-Voting Shares with an expiry date of March 2018.

We have executed extension agreements for our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2019 (from April 2018).

52     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Net mark-to-market expenditure derivative asset				122
Equity derivatives not accounted for as hedges:
As assets	–	–	258	92
Net mark-to-market asset				1,500

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets	–	–	276	68
Net mark-to-market asset				1,094

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents.

	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]
Long-term debt [2]	14,404	14,555
Net debt derivative assets valued without any adjustment for credit risk [3]	(1,448)	(1,146)
Short-term borrowings	2,255	1,585
(Cash and cash equivalents) bank advances	(405)	6
Adjusted net debt [4]	14,806	15,000
Divided by: trailing 12-month adjusted EBITDA [4]	5,983	5,502
Debt leverage ratio [4]	2.5	2.7

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]

Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in “Non-GAAP Measures” for the calculation of this amount.

[3]

For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[4]

Adjusted net debt, adjusted EBITDA, and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

In addition, as at December 31, 2018, we held $1,051 million of marketable securities in publicly traded companies (2017 – $1,465 million).

Our adjusted net debt decreased by $194 million from December 31, 2017 as a result of:

•	an increase in our net cash position; and
•	a decrease in the net hedged amount of our long-term debt due to the various repayments this year; partially offset by
•	an increase in our outstanding short-term borrowings.

See “Overview of Financial Position” for more information.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     53

MANAGEMENT’S DISCUSSION AND ANALYSIS

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on our outstanding Class A Shares and Class B Non-Voting Shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 25, 2018	March 12, 2018	April 3, 2018	0.48	247
April 19, 2018	June 11, 2018	July 3, 2018	0.48	247
August 15, 2018	September 14, 2018	October 3, 2018	0.48	247
October 19, 2018	December 11, 2018	January 3, 2019	0.48	247

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247
October 19, 2017	December 11, 2017	January 2, 2018	0.48	247

In January 2019, the Board declared a quarterly dividend of $0.50 per Class A Share and Class B Non-Voting Share, to be paid on April 1, 2019, to shareholders of record on March 12, 2019.

We currently expect that the remaining record and payment dates for the 2019 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion:

Declaration date	Record date	Payment date
April 18, 2019	June 10, 2019	July 2, 2019
June 5, 2019	September 9, 2019	October 1, 2019
October 22, 2019	December 11, 2019	January 2, 2020

NORMAL COURSE ISSUER BID

In April 2018, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) that allows us to purchase, during the twelve-month period ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. We did not repurchase any shares under the NCIB in 2018.

OUTSTANDING COMMON SHARES

	As at December 31
	2018	2017
Common shares outstanding [1]
Class A Voting	111,155,637	112,407,192
Class B Non-Voting	403,657,038	402,403,433
Total common shares	514,812,675	514,810,625
Options to purchase Class B Non-Voting Shares
Outstanding options	2,719,612	2,637,890
Outstanding options exercisable	1,059,590	924,562

[1]

Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 28, 2019, 111,155,021 Class A Shares, 403,657,654 Class B Non-Voting Shares, and 2,356,547 options to purchase Class B Non-Voting Shares were outstanding.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31
(Number of shares in millions)	2018	2017
Basic weighted average number of shares outstanding	515	515
Diluted weighted average number of shares outstanding	516	517

54     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2018. See notes 3, 21, and 27 to our 2018 Audited Consolidated Financial Statements for more information.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	2,255	–	–	–	2,255
Long-term debt [1]	900	2,350	2,442	8,712	14,404
Net interest payments	658	1,141	913	5,923	8,635
Debt derivative instruments [2]	(41)	–	(450)	(884)	(1,375)
Expenditure derivative instruments [2]	(101)	(31)	–	–	(132)
Bond forwards [2]	87	–	–	–	87
Operating leases	208	312	172	287	979
Player contracts [3]	63	8	14	–	85
Purchase obligations [4]	448	332	202	80	1,062
Property, plant and equipment	75	86	47	36	244
Intangible assets	35	148	–	–	183
Program rights [5]	667	1,048	1,079	1,346	4,140
Other long-term liabilities	1	24	5	8	38
Total	5,255	5,418	4,424	15,508	30,605

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[3]	Player contracts are Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[4]	Purchase obligations are the contractual obligations under service, product, and wireless device contracts to which we have committed.
[5]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 26 to our 2018 Audited Consolidated Financial Statements.

OPERATING LEASES

We have entered into operating leases for the rental of premises, distribution facilities, equipment and wireless towers, and other contracts. Terminating any single one of these lease agreements would not have a material adverse effect on us as a whole. See “Commitments and Contractual Obligations” and note 27 to our 2018 Audited Consolidated Financial Statements for quantification.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Governance and Risk Management

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill the confidence of our shareholders.

Voting control of Rogers Communications Inc. is held by a trust, the beneficiaries of which are members of the Rogers family. The trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the trust’s ownership of 92% of the outstanding Class A Shares of RCI (2017 – 91%). The Rogers family are substantial stakeholders and owned approximately 27% of our equity as at December 31, 2018 (2017 – 27%) through its ownership of a combined total of 141 million Class A Shares and Class B Non-Voting Shares (2017 – 141 million).

The Board is made up of four members of the Rogers family and another eleven directors who bring a rich mix of experience as business leaders in North America. All of our directors are firmly committed to firm governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

The majority of our directors are independent and we have adopted many best practices for effective governance, including:

•	separation of the CEO and Chair roles;
•	an independent lead director;
•	formal corporate governance policies and charters;
•	a code of business conduct and whistleblower hotline;
•	director share ownership guidelines;
•	Board and committee in camera discussions;
•	annual reviews of Board and Committee performance;
•	Audit and Risk Committee meetings with internal and external auditors;
•	an orientation program for new directors;
•	regular Board education sessions;
•	committee authority to retain independent advisors; and
•	director material relationship standards.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its seven standing committees to ensure proper oversight and accountability:

•

Audit and Risk Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures.

•

Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.

•

Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors are either elected by shareholders at a meeting or appointed by the Board. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

Executive Committee – assists the Board in discharging its responsibilities between meetings, including acting in such areas as are specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.

•	Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
•	Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers on our Investor Relations website (investors.rogers.com), including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	full Board committee charters;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

56     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Board of Directors and its Committees As at March 6, 2019 Edward S. Rogers John H. Clappison, FCPA, FCA Bonnie R. Brooks, CM Robert K. Burgess Robert Depatie Robert J. Gemmell Alan D. Horn, CPA, CA Philip B. Lind, CM John A. MacDonald Isabelle Marcoux Joe Natale The Hon. David R. Peterson, PC, QC Loretta A. Rogers Martha L. Rogers Melinda M. Rogers Chair Member Audit and Risk Corporate Governance Nominating Human Resources Executive Finance Pension

SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY

At Rogers, being a good corporate citizen is at the very heart of our business. Corporate Social Responsibility was important to our founder, Ted Rogers, and continues to be a core value embraced at Rogers today.

The material aspects of our Corporate Social Responsibility platform are grouped into six focus areas that are listed below, along with our approaches in addressing them:

Good governance

•

Governance and Ethics: We strive to uphold the highest standards of integrity, ethical behaviour, and good corporate citizenship, underpinned by guidelines and policies that govern the actions of our directors and employees and promote responsible conduct.

Customer experience

•

Customer Service and Transparency: We believe in putting customers first in everything we do; this is a core pillar of our strategic priorities. We continue to focus on self-serve options for our customers and we invest in training and tools for our customer service representatives. In 2018, we began measuring our progress in customer experience through Likelihood to Recommend (LTR), as opposed to Net Promoter Score, to learn how customers feel about us and our brands.

•

Network Leadership and Innovation: Innovation has always been a part of our identity, whether it is bringing new products or the latest network technologies to market. In 2018, we invested $2.8 billion in capital expenditures, with much of that investment going to our wireless and cable networks. We continue to focus on core performance and reliability and invest in our wireless network to prepare for the next generation of wireless technology.
•

Product Responsibility: We have programs and policies in place to manage a range of product responsibility issues. For instance, we have policies in place to comply with all relevant safety regulations and codes, have programs and teams to manage and advise on our accessibility offerings, and operate stewardship programs to manage the proper disposal and recycling of our used products, including Rogers Trade-Up and FidoTrade.

•

Customer Privacy and Information Security: We actively work to improve transparency and strive to be an industry leader in the privacy space. Our Privacy Policy outlines our responsibilities and practices regarding the protection of the personal information of our employees and customers. Our Chief Privacy Officer oversees our compliance with this policy and all applicable laws, and responds to requests from law enforcement for customer data.

Employee experience

•

Talent Management: It is our goal to invest in building the skills, capabilities, and careers of our people to support their success and to make Rogers the best place to work in Canada. To achieve this, it is important that we live our values, develop our teams, and continue to support our employees on their career journeys. In 2018, we achieved best-in-class employee engagement scores and continued to invest in our development and training programs, our development planning process, and our onboarding programs. Our Chief Human Resources Officer oversees talent management, while the Human Resources Committee assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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Inclusion and Diversity: We aim to create an open, trusting, and inclusive workplace where we embrace diversity of thought and straight talk. We believe that reflecting the diversity of our customers and communities allows us to serve them better. Our Inclusion & Diversity Council is composed of leaders who oversee the development and implementation of our Inclusion & Diversity strategy. We aim to increase representation at the executive level for women and visible minorities, and increase representation overall for persons with disabilities, indigenous peoples, and LGBTQ+.

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Safety and Wellbeing: We support our employees’ safety and wellbeing holistically, focusing on the whole employee, including their physical and mental health at work and in their lives. In 2018, we launched Thrive, a new comprehensive wellbeing program. We are also committed to providing and maintaining a safe and healthy working environment for employees, volunteers, contractors, visitors, and members of the general public who may be affected by our activity. Across our safety initiatives, our goal is always to protect people by preventing injuries and we invest millions of dollars as well as thousands of hours in safety training every year.

Environmental responsibility

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Energy Use and Climate Change: We operate thousands of facilities, which include owned and leased buildings, cell transmission sites, power supply stations, and retail stores, as well as an extensive vehicle fleet. We continue to invest in programs that reduce greenhouse gas (GHG) emissions, particularly as they relate to energy use. We have targets to reduce our GHG emissions by 25% and energy use by 10% by 2025 based on 2011 levels.

•

Waste Reduction: Reducing the amount of waste we produce is another important way in which we manage our environmental footprint. To reduce and responsibly manage the waste we produce, we look for opportunities to avoid waste generation, run programs to recycle and reuse materials, and work to increase employees’ recycling behaviours through our award-winning “Get Up and Get Green” program.

Community investment

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Community Giving: In 2018, we provided over $60 million in cash and in-kind community investments to support various organizations and causes. We awarded 313 Ted Rogers Scholarships and 105 Ted Rogers Community Grants to help some of the brightest young leaders across the country succeed in their educational aspirations. We also launched our first Give Together Volunteer Days in June, with 2,500 team members participating coast-to-coast, and raised $2.5 million through our annual Give Together giving campaign.

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Digital Inclusion: Digital inclusion is a priority for us and one of the best ways we can contribute to society. Our Connected for Success program provides low-cost broadband Internet to rent-subsidized tenants within partnered non-profit organizations and housing providers. Approximately 200,000 Canadian households are eligible for Internet access through the Connected for Success program, giving them the tools and resources needed to experience the benefits of connectivity.

Economy and society

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Economic Performance: We strive to offer innovative solutions for customers, create diverse and well-paying jobs, support small businesses, pay our fair share of taxes, and deliver dividends to shareholders. Beyond these direct economic impacts, our performance produces indirect economic benefits, including significant charitable donations and locally procured goods and services.

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Supply Chain Management: Suppliers play a huge role in our success, which is why we ensure that we have strong supplier selection processes and management, and that we conduct business with socially and environmentally responsible companies who share our values. We have strong, sound procurement processes and demand that our suppliers adhere to our Supplier Code of Conduct. The Code sets our expectations of our suppliers in terms of ethical, social, labour, health and safety, and environmental behaviours. Through our membership in the Joint Audit Cooperation (JAC), we share audit findings with a group of twelve other global telecom companies, allowing us to manage sustainability among our suppliers.

See our annual Corporate Social Responsibility report on our website (about.rogers.com/responsibility) for more information about our social and environmental performance.

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance our business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As a part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Our total income tax expense of $758 million in 2018 is close to the expense computed on our accounting income at the statutory rate of 26.7%. Cash income tax payments totaled $370 million in 2018. Cash income tax payments differ from the income tax expense shown on the financial statements for various reasons, including the required timing of payments. The primary reason our cash income tax is lower than our income tax expense is a result of the significant capital investment we continue to make in our wireless and broadband telecommunications networks throughout Canada. Similar to tax systems throughout the world, Canadian tax laws permit investments in such productivity-enhancing assets to be deducted for tax purposes more quickly than they are depreciated for financial statement purposes.

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OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments, including:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 26,100 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum, and other regulatory fees.

As outlined in the table below, the total cost to Rogers of these payments in 2018 was $1,070 million.

(In millions of dollars)
	Income taxes	Unrecoverable sales taxes	Payroll taxes	Regulatory and spectrum fees [1]	Property and business taxes	Total taxes and other payments
Total payments	370	9	130	513	48	1,070

[1]	Includes an allocation of $266 million relating to the $1.0 billion, $3.3 billion, and $24 million we paid for the acquisition of spectrum licences in 2008, 2014, and 2015, respectively.

We also collected on behalf of the government $1,919 million in sales taxes on our products and services and $658 million in employee payroll taxes.

RISK MANAGEMENT

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

•

the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;

•	the processes for identifying, assessing, and managing risks;
•	our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures, including cybersecurity;
•	the implementation of new major systems and changes to existing major systems;
•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key risks in meeting our business objectives, our risk appetite, and emerging risks. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

ERM carries out an annual strategic risk assessment to identify our key risks in achieving our corporate objectives by identifying corporate, business unit, and department risks and aligning business unit and department objectives to the business objectives. Using an aggregate approach, ERM identifies the key risks and the potential impact on our ability to achieve our business objectives. This assessment includes reviewing risk reports, audit reports, and industry benchmarks and interviewing senior management with business unit and department accountability. ERM reports the results of the annual strategic risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board.

Internal Audit is the third line of defence. Internal Audit evaluates the design and operational effectiveness of the governance program, internal controls, and risk management. Risks, controls, and mitigation plans identified through this process are incorporated into the annual Internal Audit plan. Annually, Internal Audit also facilitates and monitors management’s completion of the financial statement fraud risk assessment to ensure there is no potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

COMPETITIVE INTENSITY

There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. Any of these factors could increase churn or reduce our business market share or revenue.

We may have some ongoing re-pricing of products and services, as we may need to extend lower wireless pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to ramp up content spending into new markets such as sports media, resulting in increased competition for our Media and Cable business segments. This may result in an increase in subscriber churn as customers now have additional choices of supplementary sources of media content.

Wireless could face increased competition with changes to foreign ownership rules and control of wireless licences:

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foreign telecommunication companies could enter the Canadian market by acquiring wireless licences or a holder of wireless licences. If companies with significantly greater capital resources enter the Canadian market, it could reduce our wireless market share. See “Foreign Ownership and Control” for more information.

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ISED Canada’s policy regarding the transfer of spectrum licences, combined with 2012 legislation that allows foreign ownership of wireless providers with less than 10% market share, could make it harder for incumbent wireless carriers to acquire additional spectrum. The legislation regarding foreign ownership of wireless providers could make it less expensive for foreign wireless carriers to enter the Canadian wireless market. This could increase the intensity of competition in the Canadian wireless sector.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

REGULATORY RISKS

CHANGES IN GOVERNMENT REGULATIONS

Substantially all of our business activities are regulated by ISED Canada and/or the CRTC. Any regulatory changes or decisions could adversely affect our consolidated results of operations. See “Regulation In Our Industry” for more information.

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licensing and related fees, competition, the cable television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licensing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless, and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

PROPOSED DIRECTION TO THE CRTC ON TELECOMMUNICATIONS AND CRTC REVIEW OF MOBILE WIRELESS SERVICES

On February 26, 2019, the Minister of Innovation, Science and Economic Development tabled a Proposed Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation. The Direction signals the government’s intention to require the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so. The final Order, when in effect, will apply to the five-year review to examine the state of the mobile wireless market initiated by the CRTC on February 28, 2019 through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services. Changes arising from the review may adversely affect Rogers. See “Regulation In Our Industry” for more information.

SPECTRUM

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences.

If we cannot acquire and retain needed spectrum, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds our customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures.

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Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

THE WIRELESS CODE

The CRTC’s decision to implement its Wireless Code, among other things, effectively required Canadian wireless carriers to move away from offering three-year service contracts and instead offer two-year contracts. This affects our customer acquisition and retention costs and subscriber churn. The code was applied to all contracts (excluding enterprise plans) entered into or renewed after December 2, 2013 and applied to contracts (excluding enterprise plans) as of June 3, 2015, no matter when they were originally entered. See “Regulation In Our Industry” for more information.

Our Wireless business could be adversely affected if laws, regulation, or customer behaviour make it difficult for us to apply term commitments or early cancellation fees to customers or receive the service revenue we anticipate from the term commitments.

RADIO FREQUENCY EMISSIONS

From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

OBTAINING ACCESS TO SUPPORT STRUCTURES AND MUNICIPAL RIGHTS OF WAY

We must have access to support structures and municipal rights of way for our cable facilities. We can apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (Telecommunications Act) in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase Cable costs and adversely affect our business.

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we normally obtain access under terms established by the provincial utility boards.

DEPENDENCE ON FACILITIES AND SERVICES OF ILECS

Certain business telephony operations outside of our cable territory depend significantly on the availability of facilities and services acquired from incumbent telecommunication operators, according to CRTC rules. Changes to these rules could significantly affect the cost of operating these businesses.

COPYRIGHT TARIFFS

Any increase in copyright tariff fees negatively affects our operating results.

SALES PRACTICES

In 2018, a media report was published based on information from telecommunication company employees who stated they were pressured into giving misleading information to customers in an attempt to get them to sign up for services they did not necessarily need or want. Reports of overly aggressive sales tactics were echoed by hundreds of customers who complained to the CRTC and to the Commission for Complaints for Telecom-television Services (CCTS). In October 2018, the CRTC held a public hearing as part of a proceeding studying this issue. All of the major telecommunication companies denied that any problems were systemic and representative of the industry. Concurrently, we performed an internal investigation and determined that only a very small percentage of our tens of millions of customer interactions per year result in complaints due to aggressive or misleading sales practices.

The CRTC released its report to ISED Canada on February 20, 2019 recommending further consideration of:

•	mandatory provision of pre-sales quotes to better inform customers;
•	trial periods to allow customers to cancel a service that did not match what they were offered;
•	creating a services suitability standard to ensure offers and promotions match the customer’s needs and means; and
•	expanding the CCTS’ mandate to include handling complaints of misleading or aggressive retail sales practices as part of the planned CCTS review proceeding in 2022.

ISED Canada will now consider the report. The proposed follow-up proceedings could result in new mandates regarding how we sell our services.

TALENT ACQUISITION AND RETENTION

A significant transformation is underway in our industry, and as competition for talent increases, our success is highly dependent on our ability to attract and retain a high-performing and engaged workforce, including in key growth areas, such as digital- and IT-related fields. Our focus must be on providing career and development opportunities, competitive compensation and benefits, and a great employee experience. Changes to our workforce as a result of factors such as turnover and restructuring, failing to develop internal succession, cost reduction initiatives, ongoing union negotiations, or other events could have an adverse effect on the customer experience, and as a result our revenue and profitability.

CUSTOMER EXPERIENCE

Creating best-in-class customer experiences is one of our six strategic priorities. This is because a great customer experience is key to our long-term success. Our customers’ loyalty and their likelihood to recommend Rogers are both dependent upon our ability to provide a service experience that meets or exceeds their expectations. We handle many customer interactions annually, ranging from potential new customers making in-store purchases to existing customers calling for technical support and everything in between. Additionally, every time someone uses one of our products, such as making a call on their wireless device, browsing the Internet or watching their favourite show using their Internet or

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television services, or listening to one of our radio stations, their experience affects all future interactions with the Rogers brand. If our products do not deliver the usage experience our customers expect from us, and if we do not have clear, simple, and fair interactions with our customers, it could cause confusion and frustrate our customers, with the potential for lost sales opportunities and increased churn, both of which could have negative effects on our reputation, results of operations, and financial condition.

INFORMATION SECURITY RISK

Our industry is vulnerable to cyber risks that are growing in both frequency and complexity. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, or operational disruption. A significant cyberattack against our, or our suppliers’, critical network infrastructure and supporting information systems could result in service disruptions, litigation, loss of customers, significant remediation costs, and reputational damage.

Management has committed to an information and cybersecurity program designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and information technology systems to protect this information. Success also depends on Rogers continuing to monitor these risks, leveraging external threat intelligence, internal monitoring, reviewing best practices, and implementing controls as required to mitigate them. We have insurance coverage against certain damages related to cybersecurity breaches, intrusions, and attacks, amongst other things. The Audit and Risk Committee is responsible for overseeing management’s policies and associated procedures related to cybersecurity risks.

External threats to the network and our business generally are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our revenue.

IMPACT OF NETWORK FAILURES ON REVENUE AND CUSTOMER SERVICE

Customers have high expectations of reliable and consistent performance of our networks. Failure to maintain high service levels and managing network traffic could have an impact on the customer experience, potentially resulting in an increase in customer churn. Due to the increased demand and traffic on our Internet and wireless networks, there could be capacity and congestion pressures. Such pressures may cause issues with our networks in terms of speed and connectivity. If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and our financial position. We also rely on business partners to carry some traffic for certain customers. If one of these carriers has a service failure, it might also cause a service interruption for certain customers that would last until we could reroute the traffic to another carrier. This could have an adverse effect on our ability to service existing customers and acquire new subscribers.

We work to protect our networks and our service from the impact of natural disasters and major weather events such as ice storms, wind storms, forest fires, flooding, earthquakes, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our results. Service disruptions or outages could also affect our operations if not quickly resolved, potentially causing a risk of billing delays or errors. If we fail to have appropriate response strategies and protocols in place to handle service outages in the face of these types of events, they could have an impact on our revenue and our customer experience. Recovering from these disasters could require significant resources and remediation costs, which are difficult to estimate.

DEPENDENCE ON INFORMATION TECHNOLOGY SYSTEMS

Our businesses depend on IT systems for day-to-day operations. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have an adverse impact on our results and financial position.

Most of our employees and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we cannot access one or more of these facilities as a result of a natural or human-made disaster or otherwise, our operations may be significantly affected to the extent that it may be difficult for us to recover without a significant interruption in service or negative impact to our revenue or customer base.

DISRUPTIVE TECHNOLOGIES

Our network plans assume the availability of new technology for both wireless and wireline networks. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required.

Several technologies have affected the way our services are delivered, including:

•	broadband;
•	IP-based voice, data, and video delivery services;
•	increased use of optical fibre technologies to businesses and residences;
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
•	applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of these technologies

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have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger, have greater access to financial resources, and have fewer regulatory restrictions than Rogers.

Apple has introduced embedded Subscriber Identification Module (e-SIM) technology to its latest iPhones and iPads. This technology, when widely adopted, will allow customers to switch between carriers without the use of a carrier-provided SIM card. If Apple continues to introduce, or other major device vendors introduce, e-SIM to their mobile products in Canada, this could have an adverse effect on our business, churn, and results of operations, as many customers without subsidized devices are under no contractual obligation to remain with Rogers.

Accelerated deployments of fibre networks by competitors may lead to an increase in the reach and stability of their wireline-related services. This could result in an increase in churn pertaining to our wireline business segment services. See “Key Performance Indicators” for more information.

Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies online through OTT content providers, has resulted in competition for viewership and increased competition for Canadian cable television service providers. As a result, we have noticed an increase in cord cutting and cord shaving as consumers continue to withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

The use of PVRs has affected our ability to generate television advertising revenue as viewers can skip advertising aired on television networks. The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

RELIANCE ON THIRD-PARTY SERVICE PROVIDERS

We have outsourcing and managed service arrangements with third parties to provide certain essential components of our business operations to our employees and customers, including certain facilities or property management functions, call centre support, certain installation and service technicians, certain network and IT functions, and invoice printing. Interruptions in these services could adversely affect our ability to service our customers. In the course of fulfilling service arrangements, third-party service providers must ensure our information is appropriately protected and safeguarded. Failure to do so may affect Rogers through increased regulatory risk, reputational damage, and damage to the customer experience.

OTHER BUSINESS RISKS

ECONOMIC CONDITIONS

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in economic activity, and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting, publishing, and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

STRATEGY AND BUSINESS PLANS

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

The development and deployment of our Connected Home products rely, in part, on certain vendors. Should the deployment not proceed as planned, or should the product not operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower Cable revenue, and unfavourable customer satisfaction.

MONITORING AND CONTROLLING FRAUDULENT ACTIVITIES

As a large company with tens of thousands of employees and a range of desirable and valuable products and services, fraud prevention requires a disciplined program covering governance, exposure identification and assessment, prevention, detection, and reporting. This program must consider corruption, misappropriation of assets, and intentional manipulation of financial statements by employees and/or external parties. Fraud events can result in financial loss and brand degradation. In addition to unauthorized access to digital boxes and Internet modems (as discussed above), a sample of potential examples of fraud relevant to us include (i) network usage fraud, such as call/sell operations using our cable or wireless networks, (ii) subscription fraud on accounts established with a false identity or paid with a stolen credit card, and (iii) copyright theft and other forms of unauthorized use that undermine the exclusivity of our content offerings.

UNAUTHORIZED ACCESS TO DIGITAL BOXES OR INTERNET MODEMS

We use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in

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the future. If we are unable to control cable access with our encryption technology, and subscriptions to digital programming, including premium video-on-demand and subscription video-on-demand, this could result in a decline in our Cable revenue.

LEGAL AND ETHICAL COMPLIANCE

We rely on our employees, officers, Board, suppliers, and other business partners to behave consistently with applicable legal and ethical standards in all jurisdictions in which we operate, including, but not limited to, anti-bribery laws and regulations. Situations where individuals or others, whether inadvertently or intentionally, do not adhere to our policies, applicable laws and regulations, or contractual obligations may expose us to litigation and the possibility of damages, sanctions, and fines, or of being disqualified from bidding on contracts. This may have an adverse effect on our results, financial position, reputation, and brand.

DEPENDENCE ON CERTAIN KEY INFRASTRUCTURE AND WIRELESS DEVICE VENDORS

Our wireless business has relationships with a relatively small number of essential network infrastructure and device vendors. We do not have operational or financial control over them and only have limited influence on how they conduct their business with us. Wireless device vendor market share has recently shifted towards fewer top suppliers, which will augment this dependency.

If one of our network infrastructure suppliers fails, it could delay adding network capacity or new capabilities and services. Device and network infrastructure suppliers can extend delivery times, raise prices, and limit supply due to their own shortages and business requirements, among other things. If these suppliers do not develop devices that satisfy customer demands, nor deliver products and services on a timely basis, it could have a material adverse effect on our business, financial condition, and results of operations. Any interruption in the supply of equipment for our networks could also affect the quality of our service or impede network development and expansion.

REVENUE EXPECTATIONS FROM NEW AND ADVANCED SERVICES

We expect that a substantial portion of our future revenue growth may come from new and advanced services, and we continue to invest significant capital resources to develop our networks so we can offer these services. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

COMPLEXITY OF OUR BUSINESS

Our businesses, technologies, processes, and systems are operationally complex and increasingly interconnected. If we do not execute properly, or if errors or disasters affect them, customers may have a negative experience, resulting in increased churn and lower revenue.

Additionally, we have a large number of interconnected operational and business support systems, with continually increasing complexity. Development and launch of new services may require significant system development and integration efforts. There are no assurances that any proposed IT system or process change initiatives will be implemented successfully or within required timelines, failure of which could have an adverse effect on our results and financial position.

ACQUISITIONS, DIVESTITURES, OR INVESTMENTS

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

INCREASE IN BRING YOUR OWN DEVICE (BYOD) CUSTOMERS

With the CRTC’s Wireless Code limiting wireless term contracts to two years from three years, the number of BYOD customers with no-term contracts has increased. These customers are under no contractual obligation to remain with Rogers, which could have a material adverse effect on our churn and our Wireless revenue.

ACCESS TO PROGRAMMING RIGHTS

Competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers are moving towards self-made, self-hosted exclusive content, such that traditional broadcasters may not gain access to desirable programming. Additionally, if broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights.

INCREASING PROGRAMMING COSTS

Acquiring programming is the single most significant purchasing commitment in our Cable television business and is a material cost for Media television properties. Increased competition for programming rights to content and popular properties from both traditional linear television broadcasters and online competitors continue to increase the cost of programming rights. Higher programming costs could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

DECLINE OF PAY TELEVISION SUBSCRIBERS IN CANADA

The number of pay television households in Canada has declined. Other video offerings available to consumers (for example,

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direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

MIGRATING FROM CONVENTIONAL TO DIGITAL MEDIA

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks, such as City and OMNI, which do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

OUR MARKET POSITION IN RADIO, TELEVISION, OR MAGAZINE READERSHIP

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio, television, and magazine properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings and readership data generated by industry associations and agencies. If our radio and television ratings or magazine readership levels decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

CLIMATE CHANGE

Climate change is an increasingly important consideration in all businesses, including the telecommunications business. Failure of climate change mitigation and adaptation efforts could affect our business through potential disruption of our operations, damage to our infrastructure, and the effects on the communities we serve.

Climate change and the environment are drawing more attention through evolving public interest. Many aspects of our operations are subject to evolving and increasingly stringent federal, provincial, and local environmental, health, and safety laws and regulations. Such laws and regulations impose requirements with respect to matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances. These evolving considerations and more stringent laws and regulations could lead to increased costs for compliance and rising costs of utilities. Failure to recognize and adequately respond could result in fines, regulatory scrutiny, or damage to our reputation or brand.

FINANCIAL RISKS

CAPITAL COMMITMENTS, LIQUIDITY, DEBT, AND INTEREST PAYMENTS

Our capital commitments and financing obligations could have important consequences including:

•	requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal amounts, and dividends, which reduces funds available for other business purposes, including other financial operations;
•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and reacting to, changes in our business and industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

CAPITAL MARKETS

External capital market conditions could affect our ability to make strategic investments and meet ongoing capital funding requirements. Risk factors include a reduction in lending activity, disruptions in capital markets, and regulatory requirements for an increase in bank capitalization, which could either reduce the availability, or increase the cost, of capital.

INCOME TAXES AND OTHER TAXES

We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred and current income tax liabilities and expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and other taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and expense, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

INVENTORY OBSOLESCENCE

Our inventories balance mainly consists of wireless devices and mobile data devices, which generally have relatively short product lifecycles due to frequent new device introductions. If we cannot effectively manage inventory levels based on product demand, this may increase the risk of inventory obsolescence.

HIGHER DEVICE SUBSIDIES

Our wireless business model is based substantially on subsidizing the cost of subscriber devices, similar to other Canadian wireless carriers. This model attracts customers and in exchange, they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract, this could have an adverse effect on our business, results of operations, and financial condition.

LITIGATION RISKS

SYSTEM ACCESS FEE – SASKATCHEWAN

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 FEE

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

CELLULAR DEVICES

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

OTHER CLAIMS

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

OUTCOME OF PROCEEDINGS

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

OWNERSHIP RISK

CONTROLLING SHAREHOLDER

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family. The beneficiaries of the Trust are a small group of individuals who are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2018, private, Rogers family holding companies controlled by the Trust owned approximately 92% of our outstanding Class A Shares (2017 – 91%) and approximately 10% of our Class B Non-Voting Shares (2017 – 10%), or in total approximately 27% of the total shares outstanding (2017 – 27%). Only Class A Shares carry the right to vote in most circumstances. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to a shareholder vote.

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CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2018, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2018, based on the criteria set out in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. This report is included in our 2018 Audited Consolidated Financial Statements filed on SEDAR (sedar.com).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

On January 1, 2018, we adopted IFRS 15 and implemented a new revenue recognition accounting system enabling us to comply with IFRS 15 requirements. As a result, we have made significant additions and modifications to our internal controls over financial reporting. Notably, we have:

•	updated our policies and procedures related to how we recognize revenue;
•	augmented our risk assessment process to take into account the risks related to recognizing revenue under IFRS 15;
•	implemented controls surrounding our new revenue recognition system to ensure the inputs, processes, and outputs are accurate; and
•	implemented controls designed to address risks associated with the five-step revenue recognition model.

In July 2018, we implemented a new human resources management and payroll system. The implementation of the new system has resulted in enhancements and other changes to controls and procedures pertaining to employee salaries and benefits.

Other than the items described above, there have been no changes in 2018 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulation In Our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	ISED Canada on behalf of the Minister of Innovation, Science and Economic Development; and
•	the CRTC, under the Telecommunications Act and the Broadcasting Act (Canada) (Broadcasting Act).

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	competition;
•	the cable television programming services we must, and can, distribute;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our network;
•	the resale of services on our networks;
•	roaming on our networks and the networks of others;
•	ownership and operation of our communications systems; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our consolidated results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties, including the loss of a licence in extreme cases.

Cable, wireless, and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. Our Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services—are licensed (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not subject to price regulation, other than our affordable entry-level basic cable television service ordered by the CRTC and introduced in 2016, as the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users and has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

ISED Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	spectrum for wireless communications systems in Canada.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television, and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

Manitoba, Newfoundland and Labrador, Ontario, and Quebec have enacted consumer protection legislation for wireless, wireline, and Internet service contracts. This legislation addresses the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits, the cancellation and renewal rights of customers, the sale of prepaid cards, and the disclosure of related costs. Rogers is also currently subject to the CRTC Wireless Code and the CRTC Television Service Provider Code of Conduct that became effective on September 1, 2017. See “CRTC Wireless Code” for more information.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

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Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

After an extensive proceeding examining which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians, the CRTC released Telecom Regulatory Policy CRTC 2016-496, Modern telecommunications services – The path forward for Canada’s digital economy, on December 21, 2016.

The CRTC set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:

•

90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and

•	the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. As such, the following services which form part of the universal service objective are hereby basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:

•	fixed and mobile wireless broadband Internet access services; and
•	fixed and mobile wireless voice services.

To assist in extending broadband into under-served rural and remote locations, the CRTC stated that it would establish a new broadband funding mechanism. The specifics of the fund, including guiding principles, fund design, and assessment criteria, were addressed in a follow-up proceeding during 2017. The Decision on these items was released in Telecom Regulatory Policy CRTC 2018-377, Development of the Commission’s Broadband Fund, on September 27, 2018. A call for applications will occur in 2019 with a maximum funding level of $100 million in the first year of implementation. This level will increase by $25 million annually over the following four years to reach an annual cap of

$200 million, with the incremental increases in years four and five contingent on a review of the fund in the third year to ensure it is being managed efficiently and is achieving its intended purpose. Funds will be generated by extending a percent of revenue levy currently applied on wireline and wireless voice revenues to include Internet and texting revenue. The CRTC noted that the revenue percent charge at the $200 million annual cap in year five would be approximately the same as the current revenue percent charge.

Designated high-cost local voice serving areas received approximately $115 million in subsidies in 2017 collected by a 0.60% levy on wireline and wireless voice services revenue. In its original 2016 decision, the CRTC determined that the current local voice subsidy will be phased out, except where reliable broadband Internet access service is unavailable, and a follow-up proceeding would occur in 2017 to establish the specifics of the phase-out of the subsidy.

After the 2017 follow-up proceeding, on June 26, 2018, in Telecom Regulatory Policy CRTC 2018-213, Phase-out of the local voice service subsidy regime, the CRTC determined that the current $115 million local service subsidy for incumbent local telephone company high-cost serving areas would be phased out in six equal increments between 2019 and 2021 such that the voice subsidy will be eliminated by the end of 2021.

CANADA’S ANTI-SPAM LEGISLATION

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014. Sections of such legislation related to the unsolicited installation of computer programs or software came into force on January 15, 2015. A private right of action that was to come into place under the legislation effective July 1, 2017 was deferred. We believe we are in compliance with this legislation.

MANDATORY NOTIFICATION OF PRIVACY BREACHES

On June 18, 2015, Bill S-4 – the Digital Privacy Act was passed into law, and made a number of amendments to the Personal Information Protection and Electronic Documents Act. The amendment that introduced mandatory breach notification rules came into force on November 1, 2018. Businesses must now notify impacted individuals and the federal Privacy Commissioner of a privacy breach where it is reasonable to believe the breach creates a real risk of significant harm to the individual. Notification must be completed as soon as feasible after it is determined a breach occurred. Businesses must also keep records of breaches and provide these records to the Privacy Commissioner upon request. The Privacy Commissioner may also launch an investigation or audit based on the information contained in the breach report. Failure to provide notification or maintain records could result in fines up to $100,000 per violation.

GOVERNMENT OF CANADA LAUNCHES REVIEW OF TELECOMMUNICATIONS AND BROADCASTING ACTS

On June 5, 2018, ISED Canada Minister Bains and Canadian Heritage Minister Joly announced a joint review of the Telecommunications Act (Canada) and Broadcasting Act (Canada). A seven-person expert panel will conduct the review. The review will attempt to modernize the legislative framework with specific instruction that the exercise be guided by the principles of net

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MANAGEMENT’S DISCUSSION AND ANALYSIS

neutrality. It will examine support mechanisms for creation, production, and distribution of Canadian content, with an emphasis on exploring how all players (including over-the-top services) can contribute. The review will also seek to address how to best promote competition and affordability for Internet and mobile wireless services. Rogers and others filed their written submissions with the panel on January 11, 2019. An interim report is anticipated in June 2019 with final recommendations due by January 31, 2020.

WIRELESS

600 MHZ SPECTRUM LICENCE BAND

On August 14, 2015, ISED Canada released a decision regarding the reallocation of spectrum licences in the 600 MHz band for mobile services. Canada will reallocate the same amount of spectrum licences as the US, following the US 600 MHz incentive auction that concluded in 2017. TV channels currently using the 600 MHz band spectrum that will be auctioned for mobile services will be given a new channel in the new allotment plan and will be provided with a minimum of 18 months to complete the transition. Certain Rogers over-the-air TV channels will need to be transitioned.

On March 28, 2018, ISED Canada released its Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band, establishing the rules and timelines for the 600 MHz spectrum licence auction. The framework set aside 30 MHz (of the available 70 MHz) for carriers other than the three national carriers, Rogers, Bell, and Telus. The auction will commence on March 12, 2019.

3500 MHZ SPECTRUM LICENCE BAND

In December 2014, ISED Canada released its policy changes to the 3500 MHz spectrum band. Rogers has a 50% interest in the Inukshuk Wireless Partnership which holds between 100-175 MHz of 3500 MHz spectrum in most major urban markets in Canada. The 3500 MHz band will be reallocated for mobile services (it is currently only licensed for fixed wireless access in Canada). The band will eventually be relicensed on a flexible-use basis whereby licensees will be permitted to determine the extent to which they will implement fixed and/or mobile services in the band in a given geographic area.

On June 6, 2018, ISED Canada released its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The 3500 MHz band is viewed as key spectrum to support 5G technologies. In its consultation documents, ISED Canada proposed two options for claw back of existing spectrum licences:

Option 1 – For each licence area, existing licensees would be issued flexible-use licences for one-third of their current spectrum holdings rounded to the nearest 10 MHz, with a minimum of 20 MHz.

Option 2 – For each licence area, existing licensees would be issued flexible-use licences for a fixed amount of spectrum. Any licensee that holds 50 MHz of spectrum or more would be licensed for 50 MHz; all other licensees would be licensed for 20 MHz.

Rogers and others filed their comments on the consultation document on July 12, 2018. Reply comments were filed on August 10, 2018. A decision is anticipated in the first quarter of

2019. In its Spectrum Outlook 2018 to 2022, also released on June 6, 2018, ISED Canada anticipates that 3500 MHz spectrum will be released for flexible use in late 2020 following an auction in 2020.

WHOLESALE DOMESTIC WIRELESS ROAMING RATES TERMS & CONDITIONS AND RATES

On May 5, 2015, the CRTC released Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services. The CRTC determined it is necessary to regulate the rates that Rogers and two of its competitors (Bell and Telus) charge other Canadian wireless carriers for domestic GSM-based wholesale roaming. The CRTC directed Rogers, Bell, and Telus to each file proposed cost-based tariffs for wholesale roaming on November 4, 2015. Pending its final determination on the proposed tariffs, the CRTC approved, on an interim basis, a maximum rate for each of GSM-based voice, text, and data wholesale roaming provided by Bell, Rogers, and Telus across their respective networks to other Canadian wireless carriers. These rates were replaced when the CRTC gave interim approval to the proposed cost-based tariffs filed by the carriers on December 3, 2015 and made these interim rates effective November 23, 2015. The CRTC process to establish final rates extended into 2018.

The CRTC further determined that it is not appropriate to mandate wholesale MVNO access.

Finally, the CRTC determined that the regulatory measures established in the decision would remain in place for a minimum of five years, during which time the CRTC will monitor competitive conditions in the mobile wireless market.

On March 22, 2018, the CRTC released Telecom Order 2018-99, Wholesale mobile wireless roaming service tariffs—Final rates, establishing the final wholesale tariffs that Rogers, Bell, and Telus may charge any of the non-national carriers for roaming. The final rates were made retroactive to May 5, 2015. This decision does not have a material impact on our financial results.

On July 20, 2017, prompted by Order in Council P.C. 2017-0557, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2017-259, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service) to reconsider its earlier decision maintaining the integrity of domestic roaming agreements and instead consider expanding the scope of the wholesale roaming regime to explore innovative business models and technological solutions that could result in more meaningful choices for Canadian consumers, especially those with low incomes. The specific issue was to reconsider the exclusion of public Wi-Fi networks from the definition of ‘home network’ that disqualifies such networks from roaming rights. The proceeding was to consider whether the impact on investment could be mitigated by imposing conditions, such as ensuring that roaming by customers of providers who offer service primarily over Wi-Fi would be incidental rather than permanent by, for example, limiting roaming in amount, subjecting roaming services to a different tariffed wholesale rate, or both.

On March 22, 2018, the CRTC released Telecom Decision 2018-97, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service. The CRTC maintained its policy of facilities-based competition, while confirming its original decision in Telecom Decision 2017-56,

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Wholesale mobile wireless roaming service tariffs – Final terms and conditions, to exclude public Wi-Fi networks from the definition of ‘home network’ and not mandate wholesale access to wireless networks. The CRTC also announced that the five-year review of the wireless wholesale regime established in Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, would start by March 2019. The CRTC further initiated a new public proceeding (Telecom Notice of Consultation 2018-98, Lower-cost data-only plans for mobile wireless services), requiring Rogers, Bell, and Telus to file proposed lower-cost data-only plans by April 23, 2018. Rogers, Bell, and Telus subsequently filed amended proposals on September 10, 2018.

On December 17, 2018, in Telecom Decision CRTC 2018-475, Lower-cost data-only plans for mobile wireless services, the CRTC approved the plans proposed by Rogers, Bell, and Telus, stating that the introduction of these lower-cost data-only plans will assist in addressing a previously identified gap in the market by bringing a variety of new plans to the market within 90 days that were not previously available, with a mix of prices and data capacities, on both a prepaid and postpaid basis, and on both the 3G and LTE networks.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

•

ISED Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and

•

licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

CRTC WIRELESS CODE

In June 2013, the CRTC issued its Wireless Code. The Wireless Code imposes several obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements, and contract summaries. It also lays out the rules for device subsidies and early cancellation fees. Under the code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which decreases by an equal amount every month over no more than 24 months. This effectively makes the maximum contract length two years.

On June 15, 2017, the CRTC released its decision on the three-year review of the CRTC Wireless Code of Conduct that came into effect in December 2013 (Telecom Regulatory Policy CRTC 2017-200, Review of the Wireless Code). The CRTC determined that as of December 1, 2017, all individual and small business wireless service customers will have the right to have their cellular phones and other mobile devices unlocked, free of charge, upon request. In addition, all newly purchased devices must be provided unlocked from that day forward. The CRTC also determined that for family or shared plans (multi-line plans), the account holder must, by default, be the one who consents to data overage and data roaming charges beyond the established caps ($50 and $100 per month, respectively). Wireless service providers may, however, allow account holders to authorize other users on a family or shared plan to consent to additional charges. The CRTC also made clear that in all instances, the caps apply on a per account basis, regardless of the number of devices, for multi-line plans and individual lines on the account.

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

•	all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
•	the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177, Regulatory framework for wholesale mobile wireless services, released in May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

PROPOSED POLICY DIRECTION TO THE CRTC ON TELECOMMUNICATIONS

On February 26, 2019, the Minister of Innovation, Science and Economic Development Canada tabled a Proposed Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation. The Direction signals the government’s intention to require the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

CRTC REVIEW OF MOBILE WIRELESS SERVICES

On February 28, 2019, through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services, the CRTC initiated its five-year review to examine the state of the mobile wireless market and to determine whether further action is required to improve choice and affordability for Canadians. The CRTC is also seeking comments on its preliminary view that mobile virtual network operators should have mandated access to the networks of the national wireless providers (Rogers, Bell, and Telus) until they are able to establish themselves in the market. Finally, the CRTC will be looking ahead to the future of mobile wireless services in Canada, and, in particular, at whether regulatory measures are needed to facilitate the deployment of 5G network infrastructure, such as small-cell sites.

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CABLE

DIFFERENTIAL PRICING RELATED TO INTERNET DATA PLANS

On April 20, 2017, the CRTC released Telecom Regulatory Policy CRTC 2017-104, Framework for assessing the differential pricing practices of Internet service providers, setting out the evaluation criteria it will apply to determine whether a specific differential pricing practice complies with subsection 27(2) of the Telecommunications Act on a case-by-case basis, as follows:

•	the degree to which the treatment of data is agnostic (i.e., data is treated equally regardless of its source or nature);
•	whether the offering is exclusive to certain customers or certain content providers;
•	the impact on Internet openness and innovation; and
•	whether there is financial compensation involved.

Of these criteria, the degree to which data is treated agnostically will generally carry the most weight. The overriding expectation is that all content and applications will be treated in a neutral manner. Zero-rating of account management functions (e.g., monitoring of Internet data usage or the payment of bills online) will generally be permitted.

WHOLESALE INTERNET COSTING AND PRICING

On March 31, 2016, the CRTC released its decision on the review of costing inputs and the application process for existing wholesale high-speed access services that provide for a single provincial point of interconnection, but which are not available over FTTH access facilities (Telecom Decision CRTC 2016-117, Review of costing inputs and the application process for wholesale high-speed access). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale high-speed access service providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates. On June 30, 2016, we filed our new cost studies with the CRTC, which detailed our proposed rates.

On October 6, 2016, the CRTC issued Telecom Order 2016-396, Tariff notice applications concerning aggregated wholesale high-speed access services – Revised interim rates, significantly reducing existing interim rates for the capacity charge tariff component of wholesale high-speed access service pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale high-speed access service rates are set on a final basis. The process to set final rates has concluded and a decision is anticipated in early 2019.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326, Review of wholesale wireline services and associated policies), determining which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over fibre-to-the-premises (FTTP) access facilities. Regulated rates will continue to be based on long-run increment cost studies.

On September 20, 2016, the CRTC released Telecom Decision CRTC 2016-379, Follow-up to Telecom Regulatory Policy 2015-326 – Implementation of a disaggregated wholesale high-speed access service, including over fibre-to-the premises access facilities, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to FTTP facilities as ordered in the CRTC’s July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service were filed on January 9, 2017, with further information filed later in 2017 and 2018. A decision on final rates is anticipated in early 2019.

CRTC REVIEW OF LOCAL AND COMMUNITY PROGRAMMING

On June 15, 2016, the CRTC released Broadcasting Regulatory Policy CRTC 2016-224, Policy framework for local and community television. The CRTC created a new model for BDU contributions to Canadian programming that took effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly-created Independent Local News Fund for independently-owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision provides the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as CityTV, in the case of Rogers). Rogers has closed its Toronto community channels and redirected these revenues.

TELEVISION SERVICES DISTRIBUTION

In November 2014, the CRTC released its first decision arising from the Let’s Talk TV hearing ordering the elimination of the 30-day cancellation provision for cable, Internet, and phone services, effective January 23, 2015.

On January 29, 2015, the CRTC released decisions requiring local stations to continue over-the-air transmission under the same regulatory regime currently in place and maintaining simultaneous substitution requirements, except for the NFL Super Bowl, beginning in 2017. In a related decision released the same day, the CRTC found that it would be an undue preference under the Telecommunications Act for a vertically integrated company that

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offers a Mobile TV service to exempt this service from standard monthly wireless data caps and usage charges generally applicable to its wireless service.

On March 19, 2015, the CRTC released the third of its decisions related to its Let’s Talk TV proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). The CRTC adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis or in smaller, reasonably priced packages by March 1, 2016. By December 1, 2016, they must be offered in both forms. As a BDU, we will be permitted to continue to offer our existing basic service and programming packages. The CRTC will also revise its existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

The CRTC also proposed several changes to the Wholesale Code (formerly the Vertical Integration (VI) Code) addressing, amongst other matters, penetration-based rate cards and minimum guarantees. All licensed programmers and BDUs will be required to comply with the Wholesale Code, which came into effect on January 22, 2016.

The March 19 decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available “à la carte” and in “pick-packs” or in smaller pre-assembled packages and abide by the Wholesale Code. Access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services were also addressed.

On March 26, 2015, in the final decision related to Let’s Talk TV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the Commissioner for Complaints for Telecommunications Services about their providers. On January 8, 2016, the CRTC issued the final version of the TVSP Code, which came into effect on September 1, 2017. Upon launch of the TVSP Code, the Commissioner for Complaints for Telecommunications Services changed its name to Commission for Complaints for Telecom-television Services (CCTS). This decision also introduced new requirements related to the provision of service to persons with disabilities for both BDUs and broadcasters.

On March 1, 2016, the first phase of the CRTC’s small basic $25 per month (excluding equipment) television service mandate came into effect. Effective March 1, 2016, we offer a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks. We also offer smaller, reasonably priced packages of specialty and premium channels. On December 1, 2016, we began offering all specialty and premium channels on an “à la carte” basis as well.

ROGERS CABLE TV LICENCE RENEWALS

On May 24, 2016, the CRTC released Broadcasting Notice of Consultation CRTC 2016-197, Broadcasting licence renewals of terrestrial broadcasting distribution undertakings (BDUs) that will expire in 2016; implementation of certain conditions of licence and review of practices in regard to the small basic service and flexible packaging requirements for all BDU licensees, stating that a hearing will be held in consideration of the licence renewal applications of BDUs, including Rogers. The hearing, which commenced on September 7, 2016, reviewed the practices of all BDU licensees in regard to the small basic service and flexible packaging requirements described above that came into effect on March 1, 2016.

On November 21, 2016, the CRTC released Broadcasting Decision CRTC 2016-458, Licence renewal of broadcasting distribution undertakings – Review of practices relating to the small basic service and flexible packaging options and imposition of various requirements, renewing Rogers’ BDU licences from December 1, 2016 to November 30, 2017. In the decision, the CRTC established what it called a set of best practices for BDUs that serve to promote choice for Canadians and stated that it would monitor all of these practices, including how BDUs promote and offer the small basic service and pick-and-pay and small package options, and will take any necessary remedial action when it examines the renewal of the licences for BDUs again in 2017 for a full renewal term. Prior to the 2017 licence renewal hearing that occurred in October, Rogers’ cable licence received an administrative extension to May 31, 2018.

On August 2, 2018, in Broadcasting Decision CRTC 2018-265, Rogers – Licence renewal for various terrestrial broadcasting distribution undertakings, the CRTC renewed Rogers’ Broadcasting Distribution Undertaking licences in Ontario and Atlantic Canada for a full seven-year licence term with conditions substantially consistent with Rogers’ application.

CRTC PROCEEDING ON FUTURE PROGRAMMING DISTRIBUTION MODELS

On October 12, 2017, prompted by Order in Council P.C. 2017-1195, the CRTC initiated a proceeding (Broadcasting Notice of Consultation CRTC 2017-359, Call for comments on the Governor in Council’s request for a report on future programming distribution models) to report on the distribution model or models of programming that are likely to exist in the future; how and through whom Canadians will access that programming; and the extent to which these models will ensure a vibrant domestic market that is capable of supporting the continued creation, production, and distribution of Canadian programming, in both official languages, including original entertainment and information programming. The report was due no later than June 1, 2018. Rogers filed its Phase I and Phase II submissions on December 1, 2017 and February 13, 2018, respectively.

On May 30, 2018, the CRTC issued its report on future programming distribution models requested by the government in September 2017 through Order in Council P.C. 2017-1195. The report proposes new tools and regulatory approaches to support the production and promotion of audio and video content made by and for Canadians. The report will inform the government’s

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review of the Broadcasting Act (Canada) and Telecommunications Act (Canada).

MEDIA

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS

Pursuant to section 31(2) of the Copyright Act, television service providers are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime. Rates for the distribution of the programming are established through negotiation or set by the Copyright Board. Distributors and content providers were unable to agree on a new rate for the distribution of distant signals after the expiration of the current agreement in 2013. A proceeding was initiated by the Copyright Board, which began on November 23, 2015. The proceeding continued into 2016 and 2017; a decision was rendered on December 18, 2018.

The decision increased the rate paid by BDUs by approximately 8% for 2014, a further 7.5% for 2015, and a further 2.5% for 2016, with 2017 and 2018 held constant at the 2016 rate. The impact of these additional costs is not material.

LICENCE RENEWALS

In a proceeding initiated by Broadcasting Notice of Consultation CRTC 2016-225, Renewal of television licences held by large English- and French-language ownership groups, released June 15, 2016, Rogers sought renewal of our group-based licences (six City over-the-air English stations, Sportsnet 360, VICELAND, G4Tech, Outdoor Life, FX, and FXX), our five over-the-air ethnic OMNI television licences, and our mainstream sports licences (Sportsnet and Sportsnet One). We also sought approval of an application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order granting it mandatory carriage on the basic service with a regulated affiliation fee.

On May 18, 2017, the CRTC released Broadcasting Decision CRTC 2017-151, Rogers Media Inc. – Licence renewals for English-language television stations, services and network, approving five-year renewals of our group-based licences. Five-year licence renewals were also approved for our mainstream sports services licences (Sportsnet and Sportsnet One) and our on-demand service (Rogers on Demand). To coincide with the expiry date of the broadcasting licence for our new discretionary service, OMNI Regional, discussed below, the broadcasting licences for our five over-the-air ethnic OMNI television licences were renewed for a three-year period in this Broadcasting Decision.

In Broadcasting Decision CRTC 2017-152, OMNI Regional – National, multilingual multi-ethnic discretionary service, released the same day, the CRTC also approved our application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order, granting it mandatory carriage on the basic service with a regulated affiliation fee of $0.12/subscriber/month for a three-year term. The CRTC further issued a call (Broadcasting Notice of Consultation 2017-154, Call for applications for a national, multilingual multi-ethnic television service offering news and information programming) for competing applications to determine whether OMNI should retain its 9(1)(h) designation after three years or whether the designation should be granted to another applicant.

On August 14, 2017, the Governor in Council, on the advice of the Minister of Canadian Heritage through Order in Council P.C. 2017-1060, directed the CRTC to reconsider its group licence renewal decisions issued May 15, 2017 for large television broadcasters that, among other changes, lowered the amount that some major broadcasters must spend on Programs of National Interest. The CRTC is to “consider how it can be ensured that significant contributions are made to the creation and presentation of programs of national interest, music programming, short films, and short-form documentaries.”

On August 30, 2018, in Broadcasting Decision CRTC 2018-335, Reconsideration of licence renewal decisions for the television services of large English-language private ownership groups, the CRTC determined that Rogers’ PNI expenditure requirements will be maintained at 5% of the previous broadcast year’s gross revenues as determined in the original decision. Rogers and other groups will be required to direct 0.17% of previous broadcast year’s gross revenues to support music programming. This amount may be counted towards meeting the Canadian programming expenditure requirement. No additional expenditures were ordered for short-form content. The conditions of licence will apply until August 31, 2022, the end of the five-year licence term.

With regard to Broadcasting Notice of Consultation 2017-154 referenced above calling for competing applications to determine whether OMNI should retain its 9(1)(h) designation after three years or whether the designation should be granted to another applicant, the CRTC oral hearing on the matter occurred in November 2018. A decision will be rendered in 2019.

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Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

REVENUE FROM CONTRACTS WITH CUSTOMERS

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

FAIR VALUE

We use estimates to determine the fair value of assets acquired and liabilities assumed in an acquisition, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST

Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

SEGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit

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spread is added to the risk-free discount rate. The estimated credit-adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments’ discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plan, as there is no assurance that the plan will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation and pension expense for 2018.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation
Discount rate
Impact of 0.5% increase	(196)
Impact of 0.5% decrease	224
Rate of future compensation increase
Impact of 0.25% increase	16
Impact of 0.25% decrease	(16)
Mortality rate
Impact of 1 year increase	47
Impact of 1 year decrease	(50)

STOCK-BASED COMPENSATION

Stock option plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares.

We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

JUDGMENTS

REVENUE FROM CONTRACTS WITH CUSTOMERS

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately (e.g. third-party gift cards), we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

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Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including our determination of hedge effectiveness.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

ONEROUS CONTRACTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest. The amounts received from or paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2018	2017	% Chg
Revenue	86	74	16
Purchases	197	198	(1)

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of the Company’s legal services; and
•	the chairman of a company that provides printing services to the Company.

	Years ended December 31
(In millions of dollars)	2018	2017
Printing and legal services	13	17

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2018 and 2017.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2018

We adopted the following IFRS amendments in 2018. They did not have a material effect on our financial statements.

•	Amendments to IFRS 2, Share-based payment, providing guidance on accounting for vesting and non-vesting conditions in regards to share-based compensation.
•

IFRIC 22, Foreign currency transaction and advanced consideration, clarifying the requirements in determining the date of transactions and which foreign exchange rate to use in when translating assets, expenses, or income on initial recognition.

Additionally, we adopted IFRS 15 and IFRS 9, Financial instruments (IFRS 9) effective January 1, 2018. The effects these two new pronouncements have on our results and operations are described below.

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS (IFRS 15)

IFRS 15 supersedes previous accounting standards for revenue, including IAS 18, Revenue (IAS 18) and IFRIC 13, Customer loyalty programmes (IFRIC 13).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract; and
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of this new standard has significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This affects our Wireless arrangements that bundle equipment and service together into monthly service fees, which results in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts. The application of IFRS 15 does not affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Previously, such costs were expensed as incurred.

In addition, new assets and liabilities have been recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset and contract liability is recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

Significant judgment is needed to determine whether a promise to deliver goods or services is considered distinct and in determining the costs that are incremental to obtaining a contract with a customer.

We have retrospectively applied IFRS 15 to all contracts that were not complete on the date of initial application. We have made a policy choice to restate each prior period presented and have recognized the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as at January 1, 2017, subject to certain practical expedients we adopted that are described in note 5 to our 2018 Audited Consolidated Financial Statements.

EFFECT OF IFRS 15 TRANSITION

Below is a summary of the IFRS 15 adjustments on our key financial information for the twelve months ended December 31, 2017, all of which pertain to our Wireless segment.

	Year ended December 31, 2017
(In millions of dollars)	Reference	As previously reported [1]	Adjustments	Restated

Consolidated
Total revenue	i, iii	14,143	226	14,369
Total service revenue [2]	i	13,560	(1,010)	12,550
Adjusted EBITDA [3]		5,318	184	5,502

Net income		1,711	134	1,845
Adjusted net income [3]		1,768	134	1,902

Wireless
Service revenue	i	7,775	(1,010)	6,765
Equipment revenue	i, iii	568	1,236	1,804

Operating expenses [4]	ii, iii	4,801	42	4,843
Adjusted EBITDA		3,542	184	3,726

[1]

Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15. Certain amounts presented under prior accounting basis have been retrospectively amended as a result of our use of adjusted EBITDA in 2018.

[2]	As defined. See “Key Performance Indicators”.
[3]

Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Operating expenses have been retrospectively amended to include stock-based compensation. See “Reportable Segments” and “Non-GAAP Measures”.

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Below is a summary of the IFRS 15 adjustments on certain key financial metrics from our Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017.

	As at January 1, 2017				As at December 31, 2017
(in millions of dollars)	Reference	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated

Consolidated
Total assets	i, ii, iii	28,342	1,469	29,811	28,863	1,627	30,490
Total liabilities	i, iii	23,073	454	23,527	22,516	478	22,994
Shareholders’ equity		5,269	1,015	6,284	6,347	1,149	7,496

The application of IFRS 15 did not affect our cash flow totals from operating, investing, or financing activities.

i) Contract assets and liabilities

Contract assets arise primarily as a result of the difference between revenue recognized on the sale of a wireless device at the onset of a term contract and the cash collected at the point of sale. Revenue recognized at point of sale requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, revenue is recognized earlier than previously reported, with a larger allocation to equipment revenue. Prior to the adoption of IFRS 15, the amount allocated to equipment revenue was limited to the non-contingent consideration received at the point of sale when recovery of the remaining consideration in the contract was contingent upon the delivery of future services.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

All contract assets are recorded net of an allowance for expected credit losses, measured in accordance with IFRS 9.

ii) Deferred commission cost assets

Under IFRS 15, we defer incremental commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them to operating expenses over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

iii) Inventories and other current liabilities

Under IFRS 15, we determine when the customer obtains control of the distinct good or service. For affected transactions, we have defined our customer as the end subscriber and determined that they obtain control when they receive possession of a wireless device, which typically occurs upon activation. For certain transactions through third-party dealers and other retailers, the timing of when the customer obtains control of a wireless device will be deferred in comparison to our previous policy, where revenue was recognized when the wireless device was delivered and accepted by the independent dealer. This results in a greater inventory balance and a corresponding increase in other current liabilities.

IFRS 9, FINANCIAL INSTRUMENTS (IFRS 9)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. We have adopted IFRS 9 on a retrospective basis; however, our 2017 comparatives were not restated because it was not possible to do so without the use of hindsight.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI), and fair value through profit and loss (FVTPL). Under IFRS 9, we have irrevocably elected to present subsequent changes in the fair value of our equity investments that are neither held-for-trading nor contingent consideration arising from a business combination in other comprehensive income with no reclassification of net gains and losses to net income. For these equity investments, any impairment on the instrument will be recorded in other comprehensive income, and cumulative gains or losses in other comprehensive income will not be reclassified into net income, including upon disposal.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. A portion of our trade receivables required an incremental loss allowance in order to comply with the requirements of IFRS 9; as a result, we recognized a $4 million decrease to accounts receivable and a corresponding decrease to retained earnings within shareholders’ equity effective January 1, 2018. In addition, the expected loss allowance using the lifetime credit loss approach is applied to contract assets under IFRS 15. There is no significant effect on the carrying value of our other financial instruments under IFRS 9 related to this new requirement.

The new hedge accounting guidance aligns hedge accounting more closely with an entity’s risk management objectives and strategies. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship, primarily from a qualitative standpoint. This is not expected to have an effect on our reported results and will simplify our application of effectiveness tests going forward.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standard that will become effective in a future year and will have an impact on our consolidated financial statements in future periods.

IFRS 16, LEASES (IFRS 16)

Effective January 1, 2019, we will adopt IFRS 16. Our first quarter 2019 interim financial statements will be our first financial statements issued in accordance with IFRS 16. IFRS 16 supersedes the current accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduces a single accounting model for lessees unless the underlying asset is of low value. A lessee will be required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we will recognize a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors will remain largely the same as under IAS 17.

We will adopt IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders’ equity on January 1, 2019. We will not restate comparatives for 2018. At transition, we will apply the practical expedient available to us as lessee that allows us to apply this standard to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Conversely, we will not apply this standard to contracts that were previously not identified as leases under IAS 17 and IFRIC 4.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition will be measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition will be measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent outstanding. For certain leases where we have readily available information, we will elect to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients are available to us. We will:

•	apply a single discount rate to a portfolio of leases with similar characteristics;
•	exclude initial direct costs from measuring the right-of-use asset as at January 1, 2019; and
•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. We do not intend to elect the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

We do not expect significant impacts for contracts in which we are the lessor.

We have a team engaged to ensuring our compliance with IFRS 16, including overseeing the implementation of a new lease system that enables us to comply with the requirements of the standard on a contract-by-contract basis. This team has been responsible for determining and implementing additional process requirements, ensuring our data collection is appropriate, system testing, developing related internal controls, and communicating the upcoming changes with various stakeholders. We had detailed data validation processes that operated throughout the course of 2018.

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EFFECT OF TRANSITION TO IFRS 16

Below is the estimated effect of transition to IFRS 16 on our Consolidated Statements of Financial Position as at January 1, 2019.

(in billions of dollars)	Reference	As reported as at December 31, 2018	Estimated effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019
Assets
Current assets:
Other current assets		0.4	***	0.4
Remainder of current assets		4.5	–	4.5
Total current assets		4.9	***	4.9

Property, plant and equipment	i	11.8	1.5	13.3
Remainder of long-term assets		15.2	–	15.2
Total assets		31.9	1.5	33.4
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		3.1	(0.1)	3.0
Current portion of lease liabilities	i	–	0.2	0.2
Remainder of current liabilities		3.7	–	3.7
Total current liabilities		6.8	0.1	6.9

Lease liabilities	i	–	1.4	1.4
Deferred tax liabilities		2.9	***	2.9
Remainder of long-term liabilities		14.0	–	14.0
Total liabilities		23.7	1.5	25.2

Shareholders’ equity		8.2	***	8.2
Total liabilities and shareholders’ equity		31.9	1.5	33.4

***	Amounts less than $0.1 billion; these amounts have been excluded from subtotals.

i) Right-of-use assets and lease liabilities

We will record a right-of-use asset and a lease liability at the date of transition. The lease liability will initially be measured at the present value of lease payments that remain to be paid at the date of transition. Lease payments included in the measurement of the lease liability will include:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or rate;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

Upon transition, except for those leases where we have the information to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date, the right-of-use asset will be measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the Consolidated Statements of Financial Position immediately before the date of initial application.

After transition, the right-of-use asset will initially be recorded at the lease commencement date and will be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus
•	any initial direct costs incurred; and
•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;
•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;
•	Wireless;
•	Cable; and
•	homes passed (Cable);
•	subscriber churn (churn);
•	blended average billings per user (ABPU);
•	blended average revenue per user (ARPU);
•	capital intensity;
•	total service revenue;
•	dividend payout ratios; and
•	return on assets.

Commencing this year, we are disclosing blended ABPU (Wireless) as a key performance indicator. Additionally, as a result of our redefined Cable segment, we have amended the definition of our subscriber count key performance indicator to include Smart Home Monitoring subscribers as part of Internet.

SUBSCRIBER COUNTS

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued. We use subscriber counts to measure our core business performance and ability to benefit from recurring revenue streams. We use homes passed (Cable) as a measure for our potential market penetration within a defined geographical area.

Subscriber count (Wireless)

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•	Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Subscriber count (Cable)

•	Cable Television and Internet subscribers are represented by a dwelling unit; Cable Phone subscribers are represented by line counts.
•

When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•

Subscriber counts exclude certain enterprise services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Homes passed (Cable)

Homes passed are represented by the total number of addresses that either are Cable subscribers or are non-subscribers, but have the ability to access our cable services, within a defined geographical area. When there is more than one unit in a single dwelling, such as an apartment building, each unit that is a Cable subscriber, or has the ability to access our cable services, is counted as an individual home passed. Institutional or commercial units, such as hospitals or hotels, are each considered one home passed.

SUBSCRIBER CHURN

Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period divided by the sum of the aggregate number of subscribers at the beginning of each period.

BLENDED AVERAGE BILLINGS PER USER (WIRELESS)

To assist in understanding the underlying economics of our Wireless business, we commenced disclosing blended ABPU this year. We use blended ABPU as a measure that approximates the average amount we invoice an individual subscriber on a monthly basis. This measure is similar to blended ARPU under previously issued results prior to the adoption of IFRS 15 (see “Accounting Policies”); however, as a result of the reduction in service revenue under IFRS 15, blended ARPU is lower than previously reported and does not fully reflect the average amount to be paid by a customer each month. Blended ABPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ABPU by dividing the sum of service revenue and the amortization of contract assets to accounts receivable by the average total number of Wireless subscribers for the same period.

BLENDED AVERAGE REVENUE PER USER (WIRELESS)

Blended ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. We calculate blended ARPU by dividing service revenue by the average total number of Wireless subscribers for the same period.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum

82     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

licences. We calculate capital intensity by dividing capital expenditures by revenue. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue generated from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from TSC and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. We calculate return on assets by dividing net income for the year by total assets as at year-end.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin

• To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

• We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.

• We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted EBITDA:

Net income

add (deduct)

income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:

Adjusted EBITDA

divided by

revenue.

Net income
Adjusted net income Adjusted basic and diluted earnings per share

• To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:

Net income

add (deduct)

restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow [1]

• To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

• We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; net change in contract asset and deferred commission cost asset balances; and cash income taxes.	Cash provided by operating activities
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

add (deduct)

current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.

Long-term debt
Debt leverage ratio	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income

[1]

Effective January 1, 2019, we will redefine free cash flow such that we will no longer adjust for the “net change in contract asset and deferred commission cost asset balances”. We will redefine free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry.

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RECONCILIATION OF ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

	Years ended December 31
(In millions of dollars)	2018	2017 (restated) [1]
Net income	2,059	1,845
Add (deduct):
Income tax expense	758	685
Other income	(32)	(19)
Finance costs	793	746
Restructuring, acquisition and other	210	152
Gain on disposition of property, plant and equipment	(16)	(49)
Depreciation and amortization	2,211	2,142
Adjusted EBITDA	5,983	5,502

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

	Years ended December 31
(In millions of dollars, except percentages)	2018	2017 (restated) [1]
Adjusted EBITDA margin:
Adjusted EBITDA	5,983	5,502
Divided by: total revenue	15,096	14,369
Adjusted EBITDA margin	39.6%	38.3%

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31
(In millions of dollars)	2018	2017 (restated) [1]
Net income	2,059	1,845
Add (deduct):
Restructuring, acquisition and other	210	152
Loss on bond forward derivatives	21	–
Loss on repayment of long-term debt	28	–
Recovery on wind-down of shomi	–	(20)
Gain on disposition of property, plant and equipment	(16)	(49)
Income tax impact of above items	(61)	(28)
Income tax adjustment, legislative tax change	–	2
Adjusted net income	2,241	1,902

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

RECONCILIATION OF ADJUSTED EARNINGS PER SHARE

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Years ended December 31
	2018	2017 (restated) [1]
Adjusted basic earnings per share:
Adjusted net income	2,241	1,902
Divided by: weighted average number of shares outstanding	515	515
Adjusted basic earnings per share	$4.35	$3.69
Adjusted diluted earnings per share:
Adjusted net income	2,241	1,902
Effect on net income of dilutive securities	(2)	–
Diluted adjusted net income	2,239	1,902
Divided by: diluted weighted average number of shares outstanding	516	517
Adjusted diluted earnings per share	$4.34	$3.68

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2018	2017
Cash provided by operating activities	4,288	3,938
Add (deduct):
Capital expenditures	(2,790)	(2,436)
Interest on borrowings, net of capitalized interest	(689)	(722)
Restructuring, acquisition and other	210	152
Interest paid	726	735
Program rights amortization	(58)	(64)
Change in non-cash operating working capital items	114	164
Other adjustments	(30)	(82)
Free cash flow	1,771	1,685
Net change in contract asset and deferred commission cost asset balances [1]	363	184
Free cash flow (with respect to “2019 Outlook”)	2,134	1,869

[1]	Includes “net change in contract asset balances” and the net change in deferred commission cost asset balances in “other” in operating activities on the Consolidated Statements of Cash Flows.

RECONCILIATION OF DIVIDEND PAYOUT RATIO OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars, except percentages)	2018	2017
Dividends declared during the year	988	988
Divided by: free cash flow	1,771	1,685
Dividend payout ratio of free cash flow	56%	59%

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RECONCILIATION OF ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

	As at December 31
(In millions of dollars)	2018	2017
Current portion of long-term debt	900	1,756
Long-term debt	13,390	12,692
Deferred transaction costs and discounts	114	107
	14,404	14,555
Add (deduct):
Net debt derivative assets	(1,373)	(1,129)
Credit risk adjustment related to net debt derivative assets	(75)	(17)
Short-term borrowings	2,255	1,585
(Cash and cash equivalents) bank advances	(405)	6
Adjusted net debt	14,806	15,000

	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]
Debt leverage ratio
Adjusted net debt	14,806	15,000
Divided by: trailing 12-month adjusted EBITDA	5,983	5,502
Debt leverage ratio	2.5	2.7

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, amounts drawn on our $4.2 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Years ended December 31 (unaudited) (In millions of dollars)	RCI [1]		RCCI [1]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total
	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]
Selected Statements of Income data measure:
Revenue	11	46	13,073	12,401	2,225	2,167	(213)	(245)	15,096	14,369
Net income (loss)	2,059	1,845	1,818	1,698	348	98	(2,166)	(1,796)	2,059	1,845

As at December 31 (unaudited) (In millions of dollars)	RCI [1]		RCCI [1,2]		Non-guarantor subsidiaries [1]		Consolidating adjustments [1]		Total
	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]	2018	2017 (restated) [3]
Selected Statements of Financial Position data measure:
Current assets	24,687	24,501	22,870	21,419	10,256	9,016	(52,925)	(50,811)	4,888	4,125
Non-current assets	27,485	31,683	22,396	21,691	3,700	3,521	(26,551)	(30,530)	27,030	26,365
Current liabilities	25,995	30,723	27,170	27,074	8,206	1,513	(54,535)	(52,427)	6,836	6,883
Non-current liabilities	15,149	14,468	3,025	2,807	110	572	(1,381)	(1,736)	16,903	16,111

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

[3]	2017 reported figures have been restated applying IFRS 15 and fully reflect the dissolution of Rogers Communications Partnership. See “Accounting Policies”.

86     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ABPU, ARPU, percentages, and ratios)	As at or years ended December 31
	2018	2017 [1]	2016 [2]	2015 [2]	2014 [2]
Revenue
Wireless	9,200	8,569	7,916	7,651	7,305
Cable [3]	3,932	3,894	3,871	3,870	3,867
Media	2,168	2,153	2,146	2,079	1,826
Corporate items and intercompany eliminations [3]	(204)	(247)	(231)	(186)	(148)
Total revenue	15,096	14,369	13,702	13,414	12,850
Total service revenue [4,5]	12,974	12,550	13,027	12,649
Adjusted EBITDA [6]
Wireless	4,090	3,726	3,262	3,217	3,232
Cable [3]	1,874	1,819	1,773	1,751	1,760
Media	196	127	159	167	125
Corporate items and intercompany eliminations [3]	(177)	(170)	(163)	(159)	(135)
Total adjusted EBITDA	5,983	5,502	5,031	4,976	4,982
Net income	2,059	1,845	835	1,342	1,341
Adjusted net income [6]	2,241	1,902	1,432	1,433	1,508
Cash provided by operating activities	4,288	3,938	3,957	3,747	3,698
Free cash flow [6]	1,771	1,685	1,705	1,676	1,437
Capital expenditures	2,790	2,436	2,352	2,440	2,366
Earnings per share
Basic	$4.00	$3.58	$1.62	$2.61	$2.60
Diluted	$3.99	$3.57	$1.62	$2.60	$2.56
Adjusted earnings per share [6]
Basic	$4.35	$3.69	$2.78	$2.78	$2.93
Diluted	$4.34	$3.68	$2.77	$2.77	$2.92
Statements of Financial Position:
Assets
Property, plant and equipment	11,780	11,143	10,749	10,997	10,655
Goodwill	3,905	3,905	3,905	3,905	3,897
Intangible assets	7,205	7,244	7,130	7,243	6,588
Investments	2,134	2,561	2,174	2,271	1,898
Other assets	6,894	5,637	4,384	4,773	3,498
Total assets	31,918	30,490	28,342	29,189	26,536
Liabilities and Shareholders’ Equity
Long-term liabilities	16,903	16,111	17,960	18,536	16,205
Current liabilities	6,836	6,883	5,113	5,017	4,920
Total liabilities	23,739	22,994	23,073	23,553	21,125
Shareholders’ equity	8,179	7,496	5,269	5,636	5,411
Total liabilities and shareholders’ equity	31,918	30,490	28,342	29,189	26,536
Subscriber count results (in thousands) [4]
Wireless subscribers	10,783	10,482	10,274	9,877	9,450
Internet subscribers	2,430	2,321	2,145	2,048	2,011
Television subscribers	1,685	1,740	1,820	1,896	2,024
Phone subscribers	1,116	1,108	1,094	1,090	1,150
Additional Wireless metrics [4]
Postpaid churn (monthly)	1.10%	1.20%	1.23%	1.27%	1.27%
Blended ABPU (monthly) [7]	$64.74	$62.31
Blended ARPU (monthly)	$55.64	$54.23	$60.42	$59.71	$59.41
Additional consolidated metrics
Revenue growth	5%	5%	2%	4%	1%
Adjusted EBITDA growth	9%	9%	1%	0%	2%
Dividends declared per share	$1.92	$1.92	$1.92	$1.92	$1.83
Dividend payout ratio of net income [4]	48.0%	53.6%	118.3%	73.6%	70.2%
Dividend payout ratio of free cash flow [4,6]	55.8%	58.6%	57.9%	58.9%	65.6%
Return on assets [4]	6.5%	6.1%	2.9%	4.6%	5.1%
Debt leverage ratio [6]	2.5	2.7	3.0	3.1	2.9

[1]	2017 reported figures have been restated applying IFRS 15. See “Accounting Policies”.
[2]	Amounts calculated on a basis consistent with our previous revenue recognition accounting policies prior to adopting IFRS 15.
[3]	These figures have been retrospectively amended as a result of our reportable segment realignment. See “Understanding Our Business”.
[4]	As defined. See “Key Performance Indicators”.
[5]

Total service revenue has not been presented for periods prior to 2015. We commenced reporting total service revenue as a key performance indicator in the fourth quarter of 2016. See “Key Performance Indicators”.

[6]

Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, free cash flow, debt leverage ratio, and dividend payout ratio of free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[7]	Blended ABPU has not been presented for periods prior to 2017. We commenced using blended ABPU as a key performance indicator in the first quarter of 2018. See “Key Performance Indicators”.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     87

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Reporting

December 31, 2018

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.’s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:

•	transactions are properly authorized and recorded;
•	financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•	the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The

Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors’ report. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as of December 31, 2018 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 6, 2019

Joe Natale President and Chief Executive Officer	Anthony Staffieri, FCPA, FCA Chief Financial Officer

88     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Rogers Communications Inc. as at December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rogers Communications Inc. as at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2019 expressed an unqualified opinion on the effectiveness of Rogers Communications Inc.’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, Rogers Communications Inc. has changed its method of accounting for revenue from contracts with customers and financial instruments during 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments, respectively, and included the presentation of the statement of financial position as at January 1, 2017.

Basis for Opinion

These consolidated financial statements are the responsibility of Rogers Communications Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Rogers Communications Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as Rogers Communications Inc.’s auditor since 1969.

Toronto, Canada

March 6, 2019

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     89

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Rogers Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Rogers Communications Inc. as at December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), and our report dated March 6, 2019, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

Rogers Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Report on Internal Control over Financial Reporting contained within Management’s Discussion and Analysis for the year ended December 31, 2018. Our responsibility is to express an opinion on Rogers Communications Inc.’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Rogers Communications Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 6, 2019

90     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2018	2017
			(restated, see note 2)

Revenue	5	15,096	14,369

Operating expenses:
Operating costs	6	9,113	8,867
Depreciation and amortization	7, 8	2,211	2,142
Gain on disposition of property, plant and equipment	7	(16)	(49)
Restructuring, acquisition and other	9	210	152
Finance costs	10	793	746
Other income	11	(32)	(19)

Income before income tax expense		2,817	2,530
Income tax expense	12	758	685

Net income for the year		2,059	1,845

Earnings per share:
Basic	13	$4.00	$3.58
Diluted	13	$3.99	$3.57

The accompanying notes are an integral part of the consolidated financial statements.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     91

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2018	2017
			(restated, see note 2)
Net income for the year		2,059	1,845

Other comprehensive income (loss):

Items that will not be reclassified to net income:
Defined benefit pension plans:
Remeasurements	22	53	(62)
Related income tax (expense) recovery		(12)	17
Defined benefit pension plans		41	(45)
Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value		(440)	433
Related income tax recovery (expense)		63	(62)
Equity investments measured at FVTOCI		(377)	371
Items that will not be reclassified to net income		(336)	326
Items that may subsequently be reclassified to net income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments		725	(566)
Reclassification to net income of (gain) loss on debt derivatives		(671)	591
Reclassification to net income or property, plant and equipment of (gain) loss on expenditure derivatives		(8)	39
Reclassification to net income for accrued interest		(43)	(60)
Related income tax (expense) recovery		(65)	40
Cash flow hedging derivative instruments		(62)	44
Equity-accounted investments:
Share of other comprehensive income (loss) of equity-accounted investments, net of tax		14	(15)
Equity-accounted investments		14	(15)
Items that may subsequently be reclassified to net income		(48)	29
Other comprehensive (loss) income for the year		(384)	355
Comprehensive income for the year		1,675	2,200

The accompanying notes are an integral part of the consolidated financial statements.

92     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

		As at December 31	As at December 31	As at January 1
	Note	2018	2017	2017
			(restated, see note 2)	(restated, see note 2)
Assets

Current assets:
Cash and cash equivalents		405	–	–
Accounts receivable	14	2,259	2,035	1,944
Inventories	15	466	435	452
Current portion of contract assets	5	1,052	820	723
Other current assets		436	414	417
Current portion of derivative instruments	16	270	421	91
Total current assets		4,888	4,125	3,627

Property, plant and equipment	7	11,780	11,143	10,749
Intangible assets	8	7,205	7,244	7,130
Investments	17	2,134	2,561	2,174
Derivative instruments	16	1,339	953	1,708
Contract assets	5	535	413	354
Other long-term assets		132	143	156
Deferred tax assets	12	–	3	8
Goodwill	8	3,905	3,905	3,905
Total assets		31,918	30,490	29,811

Liabilities and shareholders’ equity

Current liabilities:
Bank advances		–	6	71
Short-term borrowings	18	2,255	1,585	800
Accounts payable and accrued liabilities		3,052	2,931	2,783
Income tax payable		177	62	186
Other current liabilities	19	132	132	285
Contract liabilities	5	233	278	302
Current portion of long-term debt	20	900	1,756	750
Current portion of derivative instruments	16	87	133	22
Total current liabilities		6,836	6,883	5,199

Provisions	19	35	35	33
Long-term debt	20	13,390	12,692	15,330
Derivative instruments	16	22	147	118
Other long-term liabilities	21	546	613	562
Deferred tax liabilities	12	2,910	2,624	2,285
Total liabilities		23,739	22,994	23,527
Shareholders’ equity	23	8,179	7,496	6,284
Total liabilities and shareholders’ equity		31,918	30,490	29,811

Guarantees	26
Commitments and contingent liabilities	27
Subsequent events	10, 16, 23

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

Edward S. Rogers Director	John H. Clappison, FCPA, FCA Director

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     93

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares)

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2018	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders’ equity
Balances, December 31, 2017 (restated, see note 2)	72	112,407	405	402,403	6,074	1,013	(63)	(5)	7,496
Adjustments pertaining to IFRS 9 adoption (see note 2)	–	–	–	–	(4)	–	–	–	(4)
Balances, January 1, 2018 (restated, see note 2)	72	112,407	405	402,403	6,070	1,013	(63)	(5)	7,492
Net income for the year	–	–	–	–	2,059	–	–	–	2,059

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	41	–	–	–	41
FVTOCI investments, net of tax	–	–	–	–	–	(377)	–	–	(377)
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(62)	–	(62)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	14	14
Total other comprehensive income (loss)	–	–	–	–	41	(377)	(62)	14	(384)
Comprehensive income (loss) for the year	–	–	–	–	2,100	(377)	(62)	14	1,675

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(988)	–	–	–	(988)
Shares issued on exercise of stock options	–	–	–	2	–	–	–	–	–
Share class exchange	(1)	(1,252)	1	1,252	–	–	–	–	–
Total transactions with shareholders	(1)	(1,252)	1	1,254	(988)	–	–	–	(988)
Balances, December 31, 2018	71	111,155	406	403,657	7,182	636	(125)	9	8,179

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2017	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders’ equity
Balances, January 1, 2017 (restated, see note 2)	72	112,412	405	402,396	5,262	642	(107)	10	6,284
Net income for the period (restated, see note 2)	–	–	–	–	1,845	–	–	–	1,845

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	(45)	–	–	–	(45)
FVTOCI investments, net of tax	–	–	–	–	–	371	–	–	371
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	44	–	44
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	(15)	(15)
Total other comprehensive income (loss)	–	–	–	–	(45)	371	44	(15)	355
Comprehensive income (loss) for the year	–	–	–	–	1,800	371	44	(15)	2,200

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(988)	–	–	–	(988)
Shares issued on exercise of stock options	–	–	–	2	–	–	–	–	–
Share class exchange	–	(5)	–	5	–	–	–	–	–
Total transactions with shareholders	–	(5)	–	7	(988)	–	–	–	(988)
Balances, December 31, 2017	72	112,407	405	402,403	6,074	1,013	(63)	(5)	7,496

The accompanying notes are an integral part of the consolidated financial statements.

94     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2018	2017
			(restated, see note 2)
Operating activities:
Net income for the year		2,059	1,845
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	7, 8	2,211	2,142
Program rights amortization	8	58	64
Finance costs	10	793	746
Income tax expense	12	758	685
Post-employment benefits contributions, net of expense	22	(44)	4
Gain on disposition of property, plant and equipment	7	(16)	(49)
Recovery on wind-down of shomi	11	–	(20)
Net change in contract asset balances	5	(354)	(156)
Other		33	51
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		5,498	5,312
Change in non-cash operating working capital items	28	(114)	(164)
Cash provided by operating activities before income taxes paid and interest paid		5,384	5,148
Income taxes paid		(370)	(475)
Interest paid		(726)	(735)
Cash provided by operating activities		4,288	3,938
Investing activities:
Capital expenditures	7, 28	(2,790)	(2,436)
Additions to program rights	8	(54)	(59)
Changes in non-cash working capital related to capital expenditures and intangible assets		(125)	109
Acquisitions and other strategic transactions, net of cash acquired	8	–	(184)
Other		25	(60)
Cash used in investing activities		(2,944)	(2,630)
Financing activities:
Net proceeds received on short-term borrowings	18	508	858
Net repayment of long-term debt	20	(823)	(1,034)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	16	388	(79)
Transaction costs incurred		(18)	–
Dividends paid	23	(988)	(988)
Cash used in financing activities		(933)	(1,243)
Change in cash and cash equivalents		411	65
Bank advances, beginning of year		(6)	(71)
Cash and cash equivalents (bank advances), end of year		405	(6)

Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

Page		Note	Page		Note
96	Note 1	Nature of the Business	117	Note 16	Financial Risk Management and Financial Instruments
97	Note 2	Significant Accounting Policies
104	Note 3	Capital Risk Management	127	Note 17	Investments
104	Note 4	Segmented Information	128	Note 18	Short-Term Borrowings
105	Note 5	Revenue	129	Note 19	Provisions
108	Note 6	Operating Costs	130	Note 20	Long-Term Debt
108	Note 7	Property, Plant and Equipment	132	Note 21	Other Long-Term Liabilities
111	Note 8	Intangible Assets and Goodwill	133	Note 22	Post-Employment Benefits
113	Note 9	Restructuring, Acquisition and Other	136	Note 23	Shareholders’ Equity
114	Note 10	Finance Costs	137	Note 24	Stock-Based Compensation
114	Note 11	Other (Income) Expense	139	Note 25	Related Party Transactions
114	Note 12	Income Taxes	140	Note 26	Guarantees
116	Note 13	Earnings Per Share	141	Note 27	Commitments and Contingent Liabilities
117	Note 14	Accounts Receivable	142	Note 28	Supplemental Cash Flow Information
117	Note 15	Inventories

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable

Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

During the year ended December 31, 2018, Wireless and Cable were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

BUSINESS SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income tax expense.

Wireless

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods. In contrast, we typically see lower subscriber-related activity in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly-anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, and is also impacted by the foreign exchange rates and general economic conditions.

96     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Cable

Cable’s operating results are affected by modest seasonal fluctuations, typically caused by:

•

university and college students who live in residences moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the concentrated marketing we generally conduct in our fourth quarter.

Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the Major League Baseball season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and
•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the National Hockey League (NHL) season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

STATEMENT OF COMPLIANCE

We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 6, 2019.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:

•	certain financial instruments as disclosed in note 16, which are measured at fair value;
•	the net deferred pension liability, which is measured as described in note 22; and
•	liabilities for stock-based compensation, which are measured at fair value as disclosed in note 24.

(b) BASIS OF CONSOLIDATION

Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c) FOREIGN CURRENCY TRANSLATION

We translate amounts denominated in foreign currencies into Canadian dollars as follows:

•	monetary assets and liabilities - at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
•	non-monetary assets and liabilities, and related depreciation and amortization – at the historical exchange rates; and
•	revenue and expenses other than depreciation and amortization – at the average rate for the month in which the transaction was recognized.

(d) BUSINESS COMBINATIONS

We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred and the equity interests we issued, less the liabilities we assumed to acquire the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2018

We adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2018. These changes did not have a material impact on our financial results.

•	Amendments to IFRS 2, Share-based payment, providing guidance on accounting for vesting and non-vesting conditions in regards to share-based compensation.
•

IFRIC 22, Foreign currency transaction and advanced consideration, clarifying the requirements in determining the date of transactions and which foreign exchange rate to use in when translating assets, expenses, or income on initial recognition.

Additionally, we adopted IFRS 15, Revenue from contracts with customers (IFRS 15) and IFRS 9, Financial instruments (IFRS 9) effective January 1, 2018. The effects these two new pronouncements have on our results and operations are described below.

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 supersedes previous accounting standards for revenue, including IAS 18, Revenue (IAS 18) and IFRIC 13, Customer loyalty programmes (IFRIC 13).

IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract; and
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of this new standard has significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This affects our Wireless arrangements that bundle equipment and service together into monthly service fees, which results in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts. The application of IFRS 15 does not affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Previously, such costs were expensed as incurred.

In addition, new assets and liabilities have been recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset and contract liability is recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

Significant judgment is needed to determine whether a promise to deliver goods or services is considered distinct and in determining the costs that are incremental to obtaining a contract with a customer.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since January 1, 2017. The accounting policies set out in note 5 have been applied in preparing the consolidated financial statements for the year ended December 31, 2018, the comparative information presented in these consolidated financial statements for the year ended December 31, 2017, and for the opening Consolidated Statement of Financial Position as at January 1, 2017. In preparing our Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017, we have adjusted amounts previously reported in financial statements prepared in accordance with previous IFRS on revenue recognition, including IAS 18 and IFRIC 13.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients, allowing us to:

•	recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we would have otherwise recognized would have been one year or less;
•

not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize corresponds with the amount invoiced to the customer;

•

not disclose the amount of the transaction price relating to unsatisfied or partially satisfied performance obligations for reporting periods before January 1, 2018 (the date of initial application) and when we expect to recognize that amount as revenue; and

•

not adjust the total consideration over the contract term for effects of a significant financing component, if we expect that the period between when we would transfer our good or service to the customer and when the customer would pay for the good or service would be one year or less.

98     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Reconciliation of Consolidated Statements of Income for the year ended December 31, 2017

Below is the effect of transition to IFRS 15 on our Consolidated Statements of Income for the year ended December 31, 2017, all of which pertain to our Wireless segment.

		Year ended December 31, 2017
(In millions of dollars, except per share amounts)	Reference	As previously reported	Adjustments	Restated
Revenue	i, iii	14,143	226	14,369

Operating expenses:
Operating costs	ii, iii	8,825	42	8,867
Depreciation and amortization		2,142	–	2,142
Gain on disposition of property, plant and equipment		(49)	–	(49)
Restructuring, acquisition and other		152	–	152
Finance costs		746	–	746
Other expense (income)		(19)	–	(19)

Income before income tax expense		2,346	184	2,530
Income tax expense		635	50	685
Net income for the period		1,711	134	1,845
Earnings per share:
Basic		$ 3.32	$ 0.26	$ 3.58
Diluted		$ 3.31	$ 0.26	$ 3.57

Reconciliation of Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017

Below is the effect of transition to IFRS 15 on our Consolidated Statements of Financial Position as at January 1, 2017 and December 31, 2017.

		As at January 1, 2017			As at December 31, 2017
(In millions of dollars)	Reference	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
Assets
Current assets:
Accounts receivable		1,949	(5)	1,944	2,041	(6)	2,035
Inventories	iii	315	137	452	313	122	435
Current portion of contract assets	i	–	723	723	–	820	820
Other current assets	ii	215	202	417	197	217	414
Current portion of derivative instruments		91	–	91	421	–	421
Total current assets		2,570	1,057	3,627	2,972	1,153	4,125

Property, plant and equipment		10,749	–	10,749	11,143	–	11,143
Intangible assets		7,130	–	7,130	7,244	–	7,244
Investments		2,174	–	2,174	2,561	–	2,561
Derivative instruments		1,708	–	1,708	953	–	953
Contract assets	i	–	354	354	–	413	413
Other long-term assets	ii	98	58	156	82	61	143
Deferred tax assets		8	–	8	3	–	3
Goodwill		3,905	–	3,905	3,905	–	3,905
Total assets		28,342	1,469	29,811	28,863	1,627	30,490

Liabilities and shareholders’ equity
Current liabilities:
Bank advances		71	–	71	6	–	6
Short-term borrowings		800	–	800	1,585	–	1,585
Accounts payable and accrued liabilities		2,783	–	2,783	2,931	–	2,931
Income tax payable		186	–	186	62	–	62
Other current liabilities [1]	iii	134	151	285	4	128	132
Contract liabilities [2]	i	367	(65)	302	346	(68)	278
Current portion of long-term debt		750	–	750	1,756	–	1,756
Current portion of derivative instruments		22	–	22	133	–	133
Total current liabilities		5,113	86	5,199	6,823	60	6,883

Provisions		33	–	33	35	–	35
Long-term debt		15,330	–	15,330	12,692	–	12,692
Derivative instruments		118	–	118	147	–	147
Other long-term liabilities		562	–	562	613	–	613
Deferred tax liabilities		1,917	368	2,285	2,206	418	2,624
Total liabilities		23,073	454	23,527	22,516	478	22,994

Shareholders’ equity		5,269	1,015	6,284	6,347	1,149	7,496
Total liabilities and shareholders’ equity		28,342	1,469	29,811	28,863	1,627	30,490

[1]	Previously reported as “current portion of provisions”.
[2]	Previously reported as “unearned revenue”.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The application of IFRS 15 did not affect our cash flow totals from operating, investing, or financing activities.

i) Contract assets and liabilities

Contract assets arise primarily as a result of the difference between revenue recognized on the sale of a wireless device at the onset of a term contract and the cash collected at the point of sale. Revenue recognized at point of sale requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, revenue is recognized earlier than previously reported, with a larger allocation to equipment revenue. Prior to the adoption of IFRS 15, the amount allocated to equipment revenue was limited to the non-contingent consideration received at the point of sale when recovery of the remaining consideration in the contract was contingent upon the delivery of future services.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

All contract assets are recorded net of an allowance for expected credit losses, measured in accordance with IFRS 9.

ii) Deferred commission cost assets

Under IFRS 15, we defer incremental commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them to operating expenses over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

iii) Inventories and other current liabilities

Under IFRS 15, we determine when the customer obtains control of the distinct good or service. For affected transactions, we have defined our customer as the end subscriber and determined that they obtain control when they receive possession of a wireless device, which typically occurs upon activation. For certain transactions through third-party dealers and other retailers, the timing of when the customer obtains control of a wireless device will be deferred in comparison to our previous policy, where revenue was recognized when the wireless device was delivered and accepted by the independent dealer. This results in a greater inventory balance and a corresponding increase in other current liabilities.

IFRS 9, FINANCIAL INSTRUMENTS

In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. We have adopted IFRS 9 on a retrospective basis; however, our 2017 comparatives were not restated because it was not possible to do so without the use of hindsight.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI), and fair value through profit and loss (FVTPL). Under IFRS 9, we have irrevocably elected to present subsequent changes in the fair value of our equity investments that are neither held-for-trading nor contingent consideration arising from a business combination in other comprehensive income with no reclassification of net gains and losses to net income. For these equity investments, any impairment on the instrument will be recorded in other comprehensive income, and cumulative gains or losses in other comprehensive income will not be reclassified into net income, including upon disposal.

As a result, our previous “available-for-sale financial asset reserve” will now be referred to as the “FVTOCI investment reserve”. This reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into retained earnings when gains and losses are realized upon derecognition of the related investments.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. A portion of our trade receivables required an incremental loss allowance in order to comply with the requirements of IFRS 9; as a result, we recognized a $4 million decrease to accounts receivable and a corresponding decrease to retained earnings within shareholders’ equity effective January 1, 2018. In addition, the expected loss allowance using the lifetime credit loss approach is applied to contract assets under IFRS 15. There is no significant effect on the carrying value of our other financial instruments under IFRS 9 related to this new requirement.

The new hedge accounting guidance aligns hedge accounting more closely with an entity’s risk management objectives and strategies. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship, primarily from a qualitative standpoint. This is not expected to have an effect on our reported results and will simplify our application of effectiveness tests going forward.

100     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Below is a summary showing the classification and measurement bases of our financial instruments as at January 1, 2018 as a result of adopting IFRS 9 (along with a comparison to IAS 39).

Financial instrument	IAS 39	IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables (amortized cost)	Amortized cost
Accounts receivable	Loans and receivables (amortized cost)	Amortized cost
Investments	Available-for-sale (FVTOCI) [1]	FVTOCI with no reclassification to net income

Financial liabilities
Bank advances	Other financial liabilities (amortized cost)	Amortized cost
Short-term borrowings [2]	Other financial liabilities (amortized cost)	Amortized cost
Accounts payable	Other financial liabilities (amortized cost)	Amortized cost
Accrued liabilities	Other financial liabilities (amortized cost)	Amortized cost
Long-term debt [2]	Other financial liabilities (amortized cost)	Amortized cost

Derivatives [3]
Debt derivatives [4]	Held-for-trading (FVTOCI where subject to hedge accounting and FVTPL)	FVTOCI and FVTPL
Bond forwards	Held-for-trading (FVTOCI under hedge accounting)	FVTOCI
Expenditure derivatives	Held-for-trading (FVTOCI under hedge accounting)	FVTOCI
Equity derivatives [5]	Held-for-trading (FVTPL)	FVTPL

[1]

Subsequently measured at fair value with changes recognized in other comprehensive income. The net change subsequent to initial recognition, in the case of investments, is reclassified into net income upon disposal of the investment or when the investment becomes impaired.

[2]	Subsequently measured at amortized cost using the effective interest method.
[3]

Derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[4]

Debt derivatives related to our senior notes and debentures have been designated as hedges for accounting purposes and will be classified as FVTOCI. Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and will be classified as FVTPL.

[5]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

(f) ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

When preparing our consolidated financial statements, management makes judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note or disclosed throughout the notes as identified in the table below:

•	information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
•	information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
•	information on our significant accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
4	Reportable Segments	104	X		X
5	Revenue Recognition	105	X	X	X
7	Property, Plant and Equipment	108	X	X	X
8	Intangible Assets and Goodwill	111	X	X	X
12	Income Taxes	114	X		X
13	Earnings Per Share	116	X
14	Accounts Receivable	117	X
15	Inventories	117	X
16	Financial Instruments	117	X	X	X
17	Investments	127	X
19	Provisions	129	X	X	X
22	Post-Employment Benefits	133	X	X
24	Stock-Based Compensation	137	X	X
27	Commitments and Contingent Liabilities	141	X		X

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(g) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

IFRS 16, LEASES (IFRS 16)

Effective January 1, 2019, we will adopt IFRS 16. Our first quarter 2019 interim financial statements will be our first financial statements issued in accordance with IFRS 16. IFRS 16 supersedes the current accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduces a single accounting model for lessees unless the underlying asset is of low value. A lessee will be required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we will recognize a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors will remain largely the same as under IAS 17.

We will adopt IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders’ equity on January 1, 2019. We will not restate comparatives for 2018. At transition, we will apply the practical expedient available to us as lessee that allows us to apply this standard to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Conversely, we will not apply this standard to contracts that were previously not identified as leases under IAS 17 and IFRIC 4.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition will be measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition will be measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent outstanding. For certain leases where we have readily available information, we will elect to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients are available to us. We will:

•	apply a single discount rate to a portfolio of leases with similar characteristics;
•	exclude initial direct costs from measuring the right-of-use asset as at January 1, 2019; and
•	use hindsight in determining the lease term where the contract contains purchase, extension, or termination options.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. We do not intend to elect the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

We do not expect significant impacts for contracts in which we are the lessor.

We have a team engaged to ensuring our compliance with IFRS 16, including overseeing the implementation of a new lease system that enables us to comply with the requirements of the standard on a contract-by-contract basis. This team has been responsible for determining and implementing additional process requirements, ensuring our data collection is appropriate, system testing, developing related internal controls, and communicating the upcoming changes with various stakeholders. We had detailed data validation processes that operated throughout the course of 2018.

USE OF ESTIMATES AND JUDGMENTS TO BE APPLIED ON ADOPTION OF IFRS 16

ESTIMATES

We will need to estimate the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. We will make certain qualitative and quantitative assumptions when deriving the value of the economic incentive.

JUDGMENTS

We will make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We will also make judgments in determining whether we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we either have the right to operate the asset or the asset has been designed in a way that predetermines how and for what purpose the asset will be used.

We will make judgments in determining the discount rate used to measure each of our lease liabilities. The discount rate applied should reflect the interest that we would have to pay to borrow a similar amount at a similar term and with a similar security.

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EFFECT OF TRANSITION TO IFRS 16

Below is the estimated effect of transition to IFRS 16 on our Consolidated Statements of Financial Position as at January 1, 2019.

(In billions of dollars)	Reference	As reported as at December 31, 2018	Estimated effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019
Assets
Current assets:
Other current assets		0.4	***	0.4
Remainder of current assets		4.5	—	4.5
Total current assets		4.9	***	4.9

Property, plant and equipment	i	11.8	1.5	13.3
Remainder of long-term assets		15.2	–	15.2
Total assets		31.9	1.5	33.4

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		3.1	(0.1)	3.0
Current portion of lease liabilities	i	–	0.2	0.2
Remainder of current liabilities		3.7	–	3.7
Total current liabilities		6.8	0.1	6.9

Lease liabilities	i	–	1.4	1.4
Deferred tax liabilities		2.9	***	2.9
Remainder of long-term liabilities		14.0	–	14.0
Total liabilities		23.7	1.5	25.2

Shareholders’ equity		8.2	***	8.2
Total liabilities and shareholders’ equity		31.9	1.5	33.4

***	Amounts less than $0.1 billion; these amounts have been excluded from subtotals.

i) Right-of-use assets and lease liabilities

We will record a right-of-use asset and a lease liability at the lease commencement date. The lease liability will initially be measured at the present value of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability will include:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or rate;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

Upon transition, except for those leases where we have the information to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date, as discussed above, the right-of-use asset will be measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the Consolidated Statements of Financial Position immediately before the date of initial application.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus
•	any initial direct costs incurred; and
•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less
•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;
•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and
•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders’ equity and indebtedness (including current portion of our long-term debt, long-term debt, and short-term borrowings).

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

We monitor debt leverage ratios as part of the management of liquidity and shareholders’ return to sustain future development of the business, conduct valuation-related analyses, and make decisions about capital.

The wholly-owned subsidiary through which our Rogers World Elite Mastercard, Rogers Platinum Mastercard, and Fido Mastercard programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers’ subsidiary was in compliance with that requirement as at December 31, 2018 and 2017. The capital requirements are not material to the Company as at December 31, 2018 or December 31, 2017.

With the exception of the Rogers World Elite Mastercard, Rogers Platinum Mastercard, and Fido Mastercard programs and the subsidiary through which they are operated, we are not subject to externally-imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2017.

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY

Reportable segments

We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. Effective January 1, 2018, they review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources, as they believe adjusted EBITDA more fully reflects segment and consolidated profitability. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other expense (income); and income tax expense. Previously, our chief operating decision maker reviewed adjusted operating profit as the key measure of profit. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense, which has been allocated to each of our reportable segments.

Effective January 1, 2018, we redefined our reportable segments as a result of technological evolution and the increased overlap between the various product offerings within our legacy Cable and legacy Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. The results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products were previously reported within Corporate items and intercompany eliminations. We have retrospectively amended our 2017 comparative segment results to account for this redefinition.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

EXPLANATORY INFORMATION

Our reportable segments are Wireless, Cable, and Media (see note 1). All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

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INFORMATION BY SEGMENT

Year ended December 31, 2018 (In millions of dollars)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
Revenue	5	9,200	3,932	2,168	(204)	15,096
Operating costs	6	5,110	2,058	1,972	(27)	9,113

Adjusted EBITDA		4,090	1,874	196	(177)	5,983

Depreciation and amortization	7, 8					2,211
Gain on disposition of property, plant and equipment	7					(16)
Restructuring, acquisition and other	9					210
Finance costs	10					793
Other income	11					(32)

Income before income tax expense						2,817

Capital expenditures before proceeds on disposition [1]		1,086	1,429	90	210	2,815
Goodwill		1,160	1,808	937	–	3,905
Total assets		16,572	7,666	2,438	5,242	31,918

[1]	Excludes proceeds on disposition of $25 million (see note 28).

Year ended December 31, 2017 (In millions of dollars) (restated, see note 2)	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals

Revenue	5	8,569	3,894	2,153	(247)	14,369
Operating costs	6	4,843	2,075	2,026	(77)	8,867

Adjusted EBITDA		3,726	1,819	127	(170)	5,502

Depreciation and amortization	7, 8					2,142
Gain on disposition of property, plant and equipment	7					(49)
Restructuring, acquisition and other	9					152
Finance costs	10					746
Other income	11					(19)

Income before income tax expense						2,530

Capital expenditures before proceeds on disposition [1]		806	1,334	83	287	2,510
Goodwill		1,160	1,808	937	–	3,905
Total assets		15,860	7,315	2,405	4,910	30,490

[1]	Excludes proceeds on disposition of $74 million (see note 28).

NOTE 5: REVENUE

ACCOUNTING POLICY

Contracts with customers

We record revenue from contracts with customers in accordance with the five steps in IFRS 15 as follows:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price, which is the total consideration provided by the customer;
4.	allocate the transaction price among the performance obligations in the contract based on their relative fair values; and
5.	recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless handsets, and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless handset) or has physical possession of the goods (e.g. other equipment). Below, we have outlined the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime and data services, cable, telephony, Internet, and smart home monitoring services, network services, media subscriptions, and rental of equipment	As the service is provided (usually monthly)

Roaming, long-distance, and other optional or non-subscription services, and pay-per-use services	As the service is provided

Wireless devices and related equipment	Upon activation or purchase by the end customer

Installation services for Cable subscribers	When the services are performed

Advertising	When the advertising airs on our radio or television stations, is featured in our publications, or displayed on our digital properties

Subscriptions by television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers’ subscribers (usually monthly)

Toronto Blue Jays’ home game admission and concessions	When the related games are played during the baseball season and when goods are sold

Toronto Blue Jays, radio, and television broadcast agreements	When the related games are aired

Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on credit card receivables using the effective interest method in accordance with IFRS 9.

Payment terms for typical Wireless and Cable contracts range from 0 to 30 days, with payment for equipment due upon receipt of the equipment and monthly service fees due 30 days after billing. Payment terms for typical Media performance obligations range from immediate (for example, Toronto Blue Jays tickets) to 30 days (for example, advertising contracts).

Contract assets and liabilities

We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless handsets.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets

We defer, to the extent recoverable, the incremental costs we incur to obtain or fulfill a contract with a customer and amortize them over their expected period of benefit. These costs include certain commissions paid to internal and external representatives that we believe to be recoverable through the revenue earned from the related contracts. We therefore defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates in the following key areas:

•	determining the transaction price of our contracts requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract; and
•	determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations.

Determining the transaction price

The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price

The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling

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price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

JUDGMENTS

We make significant judgments in determining whether a promise to deliver goods or services is considered distinct and in determining the costs that are incremental to obtaining of fulfilling a contract with a customer.

Distinct goods and services

We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items we do not sell separately (e.g. third-party gift cards), we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract

Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

EXPLANATORY INFORMATION

CONTRACT ASSETS

Below is a summary of the current and long-term portions of contract assets from contracts with customers and the significant changes in those balances during the years ended December 31, 2018 and 2017.

	Years ended December 31

(In millions of dollars)	2018	2017

Balance, beginning of year	1,233	1,077
Additions from new contracts with customers, net of terminations and renewals	1,572	1,196
Amortization of contract assets to accounts receivable	(1,218)	(1,040)

Balance, end of year	1,587	1,233

CONTRACT LIABILITIES

Below is a summary of the current portion of contract liabilities from contracts with customers and the significant changes in those balances during the years ended December 31, 2018 and 2017.

	Years ended December 31

(In millions of dollars)	2018	2017

Balance, beginning of year	278	302
Revenue deferred in previous year and recognized as revenue in current year	(268)	(284)
Net additions from contracts with customers	223	260

Balance, end of year	233	278

DEFERRED COMMISSION COST ASSETS

Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the years ended December 31, 2018 and 2017. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

	Years ended December 31

(In millions of dollars)	2018	2017

Balance, beginning of year	278	260
Additions to deferred commission cost assets	340	310
Amortization recognized on deferred commission cost assets	(322)	(292)

Balance, end of year	296	278

UNSATISFIED PORTIONS OF PERFORMANCE OBLIGATIONS

The table below shows the revenue we expect to recognize in the future related to unsatisfied or partially satisfied performance obligations as at December 31, 2018. The unsatisfied portion of the transaction price of the performance obligations relates to monthly services; we expect to recognize it over the next three to five years.

(In millions of dollars)	2019	2020	2021	Thereafter	Total

Telecommunications service	2,410	985	169	137	3,701

Upon adoption of, and transition to, IFRS 15, we have elected to utilize the following practical expedients and not disclose:

•	the unsatisfied portions of performance obligations related to contracts with a duration of one year or less; or
•	the unsatisfied portions of performance obligations where the revenue we recognize corresponds with the amount invoiced to the customer.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We have also elected to use the practical expedient allowing us to not disclose the amount of the transaction price relating to unsatisfied or partially satisfied performance obligations for reporting periods before January 1, 2018 (the date of initial application) and when we expect to recognize that amount as revenue.

DISAGGREGATION OF REVENUE

	Years ended December 31
	2018	2017
(In millions of dollars)		(restated, see note 2)

Wireless
Service revenue	7,091	6,765
Equipment revenue	2,109	1,804

Total Wireless	9,200	8,569

Cable
Internet	2,114	1,967
Television	1,442	1,501
Phone	363	411

Service revenue	3,919	3,879
Equipment revenue	13	15

Total Cable	3,932	3,894

Total Media	2,168	2,153

Corporate items and intercompany eliminations	(204)	(247)

Total revenue	15,096	14,369

NOTE 6: OPERATING COSTS

	Years ended December 31
	2018	2017
(In millions of dollars)		(restated, see note 2)

Cost of equipment sales	2,284	2,022
Merchandise for resale	231	237
Other external purchases	4,509	4,497
Employee salaries, benefits, and stock-based compensation	2,089	2,111

Total operating costs	9,113	8,867

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY

Recognition and measurement, including depreciation

We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	the cost of materials and direct labour;
•	costs directly associated with bringing the assets to a working condition for their intended use;
•	expected costs of decommissioning the items and restoring the sites on which they are located (see note 19); and
•	borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 6 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

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We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item’s carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing

We test non-financial assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. The asset is impaired if the recoverable amount is less than the carrying amount. If we cannot estimate the recoverable amount of an individual asset because it does not generate independent cash inflows, we test the entire cash generating unit (CGU) for impairment.

A CGU is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets.

Recognition and measurement of an impairment charge

An item of property, plant and equipment, an intangible asset, or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and
•	value in use.

If our estimate of the asset’s or CGU’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset’s or CGU’s carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount if we had not recognized an impairment loss in previous years.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

In 2018, we reviewed the depreciation rates for all of our property, plant and equipment. The review resulted in an increase in the estimated useful lives of certain of our customer premise equipment assets. These changes have been applied prospectively. They did not have a material effect on our financial statements in 2018 and they will not have a material effect on depreciation in future periods.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

Furthermore, we use estimates in determining the recoverable amount of property, plant and equipment. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2018			December 31, 2017			December 31, 2016

	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount

Land and buildings	1,125	(428)	697	1,090	(397)	693	1,062	(375)	687
Cable and wireless networks	21,024	(13,550)	7,474	20,252	(13,206)	7,046	20,108	(13,035)	7,073
Computer equipment and software	5,514	(3,305)	2,209	4,996	(2,807)	2,189	4,296	(2,424)	1,872
Customer premise equipment	1,908	(1,279)	629	1,565	(1,090)	475	1,560	(1,156)	404
Leasehold improvements	539	(250)	289	496	(220)	276	457	(193)	264
Equipment and vehicles	1,292	(810)	482	1,246	(782)	464	1,169	(720)	449

Total property, plant and equipment	31,402	(19,622)	11,780	29,645	(18,502)	11,143	28,652	(17,903)	10,749

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2018 and 2017.

(In millions of dollars)	December 31, 2017		December 31, 2018

	Net carrying amount	Additions [1]	Depreciation	Other [2]	Net carrying amount

Land and buildings	693	40	(32)	(4)	697
Cable and wireless networks	7,046	1,556	(1,128)	–	7,474
Computer equipment and software	2,189	653	(633)	–	2,209
Customer premise equipment	475	423	(269)	–	629
Leasehold improvements	276	44	(31)	–	289
Equipment and vehicles	464	99	(81)	–	482

Total property, plant and equipment	11,143	2,815	(2,174)	(4)	11,780

[1]	Excludes proceeds on disposition of $25 million (see note 28).
[2]	Includes disposals, reclassifications, and other adjustments.

(In millions of dollars)	December 31, 2016		December 31, 2017

	Net carrying amount	Additions [1]	Depreciation	Other [2]	Net carrying amount

Land and buildings	687	61	(30)	(25)	693
Cable and wireless networks	7,073	1,125	(1,150)	(2)	7,046
Computer equipment and software	1,872	867	(549)	(1)	2,189
Customer premise equipment	404	315	(244)	–	475
Leasehold improvements	264	40	(28)	–	276
Equipment and vehicles	449	102	(86)	(1)	464

Total property, plant and equipment	10,749	2,510	(2,087)	(29)	11,143

[1]	Excludes proceeds on disposition of $74 million (see note 28).
[2]	Includes disposals, reclassifications, and other adjustments.

Property, plant and equipment not yet in service and therefore not subject to depreciation as at December 31, 2018 was $1,339 million (2017 – $1,076 million). During 2018, capitalized interest pertaining to property, plant and equipment was recognized at a weighted average rate of approximately 3.9% (2017 – 4.0%).

In 2018, we disposed of certain assets with a net carrying amount of $9 million (2017 – $25 million). We received total proceeds of

$25 million (2017 – $74 million) for these assets, thereby recognizing a $16 million (2017 – $49 million) gain on disposition.

Annually, we perform an analysis to identify fully depreciated assets that have been disposed of. In 2018, this resulted in an adjustment to cost and accumulated depreciation of $943 million (2017 – $1,136 million). The disposals had nil impact on the Consolidated Statements of Income.

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NOTE 8: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY

RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION

Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin recognizing amortization on intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately-acquired intangible asset comprises:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
•	any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives

We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and certain brand names.

Finite useful lives

We amortize intangible assets with finite useful lives, other than acquired program rights, into depreciation and amortization on the Consolidated Statements of Income on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 10 years

Acquired program rights

Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in operating costs on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the rights are aired or are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years’ rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in other current assets on our Consolidated Statements of Financial Position, as the rights will be consumed within the next twelve months.

Goodwill

We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING

We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment once per year as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire CGU to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

Recognition and measurement of an impairment charge

An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and
•	value in use.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset’s or CGU’s carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for five-year periods and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

If our estimate of the asset’s or CGU’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

JUDGMENTS

We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing.

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2018				December 31, 2017				December 31, 2016
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount
Indefinite-life intangible assets:
Spectrum licences	6,600	–	–	6,600	6,600	–	–	6,600	6,416	–	–	6,416
Broadcast licences	333	–	(99)	234	329	–	(99)	230	329	–	(99)	230
Brand names	420	(270)	(14)	136	420	(270)	(14)	136	420	(270)	(14)	136

Finite-life intangible assets:
Customer relationships	1,609	(1,562)	–	47	1,609	(1,525)	–	84	1,609	(1,470)	–	139
Acquired program rights	251	(58)	(5)	188	263	(64)	(5)	194	289	(75)	(5)	209
Total intangible assets	9,213	(1,890)	(118)	7,205	9,221	(1,859)	(118)	7,244	9,063	(1,815)	(118)	7,130
Goodwill	4,126	–	(221)	3,905	4,126	–	(221)	3,905	4,126	–	(221)	3,905
Total intangible assets and goodwill	13,339	(1,890)	(339)	11,110	13,347	(1,859)	(339)	11,149	13,189	(1,815)	(339)	11,035

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The tables below summarize the changes in the net carrying amounts of intangible assets and goodwill in 2018 and 2017.

(In millions of dollars)	December 31, 2017		December 31, 2018
	Net carrying amount	Net additions	Amortization [1]	Other [2]	Net carrying amount
Spectrum licences	6,600	–	–	–	6,600
Broadcast licences	230	4	–	–	234
Brand names	136	–	–	–	136
Customer relationships	84	–	(37)	–	47
	7,050	4	(37)	–	7,017
Acquired program rights	194	54	(58)	(2)	188
Total intangible assets	7,244	58	(95)	(2)	7,205
Goodwill	3,905	–	–	–	3,905
Total intangible assets and goodwill	11,149	58	(95)	(2)	11,110

[1]

Of the $95 million of total amortization, $58 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $37 million in depreciation and amortization on the Consolidated Statements of Income.

[2]	Includes disposals, writedowns, reclassifications, and other adjustments.

(In millions of dollars)	December 31, 2016		December 31, 2017
	Net carrying amount	Net additions	Amortization [1]	Other [2]	Net carrying amount
Spectrum licences	6,416	184	–	–	6,600
Broadcast licences	230	11	–	(11)	230
Brand names	136	–	–	–	136
Customer relationships	139	–	(55)	–	84
	6,921	195	(55)	(11)	7,050
Acquired program rights	209	59	(64)	(10)	194
Total intangible assets	7,130	254	(119)	(21)	7,244
Goodwill	3,905	–	–	–	3,905
Total intangible assets and goodwill	11,035	254	(119)	(21)	11,149

[1]

Of the $119 million of total amortization, $64 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $55 million in depreciation and amortization on the Consolidated Statements of Income.

[2]	Includes disposals, writedowns, reclassifications, and other adjustments.

ANNUAL IMPAIRMENT TESTING

For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

Below is an overview of the methods and key assumptions we used in 2018 to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)
Wireless	1,160	6,734	Value in use	5	0.5	8.4
Cable	1,808	–	Value in use	5	1.5	7.8
Media	937	236	Fair value less cost to sell	5	2.0	11.3

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2018 or 2017 because the recoverable amounts of the CGUs exceeded their carrying values.

NOTE 9: RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2018, we incurred $210 million (2017 – $152 million) in restructuring, acquisition and other expenses. These expenses in 2018 and 2017 primarily consisted of severance costs associated with the targeted restructuring of our employee base and certain sports-related and other contract termination costs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: FINANCE COSTS

	Years ended December 31
(In millions of dollars)	Note	2018	2017
Interest on borrowings [1]		709	740
Interest on post-employment benefits liability	22	14	12
Loss on repayment of long-term debt	20	28	–
Loss (gain) on foreign exchange		136	(107)
Change in fair value of derivative instruments		(95)	99
Capitalized interest		(20)	(18)
Other		21	20
Total finance costs		793	746

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

LOSS ON REPAYMENT OF LONG-TERM DEBT

We recognized a $28 million loss on repayment of long-term debt this year reflecting the payment of redemption premiums associated with our redemption of US$1.4 billion of senior notes in April 2018 that were otherwise due in August 2018. See note 20 for more information.

FOREIGN EXCHANGE AND CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS

We recognized $136 million in net foreign exchange losses in 2018 (2017 – $107 million in net gains). These losses in 2018 were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings (see note 16).

These foreign exchange losses were partially offset by the $95 million gain related to the change in fair value of derivatives (2017 – $99 million loss), which was primarily attributed to the debt derivatives, which were not designated as hedges for accounting purposes, we used to partially offset the foreign exchange risk related to these US dollar-denominated borrowings. In 2017, these foreign exchange gains were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings and the US dollar-denominated borrowings under our bank credit facilities that were not hedged for accounting purposes.

During the year ended December 31, 2018, we determined that we would no longer be able to exercise certain ten-year bond forward derivatives within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forward derivatives and reclassified a $21 million loss from the hedging reserve within shareholders’ equity to finance costs (recorded in “change in fair value of derivative instruments”). We subsequently extended the bond forwards to May 31, 2019, with the ability to extend them further, and redesignated them as effective hedges. See note 16 for more information on our bond forward derivatives.

NOTE 11: OTHER (INCOME) EXPENSE

	Years ended December 31
(In millions of dollars)	Note	2018	2017
Income from associates and joint ventures	17	–	(14)
Other investment income		(32)	(5)
Total other income		(32)	(19)

In 2017, we recognized a $20 million provision reversal related to the wind-down of shomi, which accompanied the windup of the partnership (see note 17). This reversal was recorded in income from associates and joint ventures.

NOTE 12: INCOME TAXES

ACCOUNTING POLICY

Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:

•	the same taxable entity; or
•	different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

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USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2018	2017 (restated, see note 2)
Current tax expense:
Total current tax expense	483	351
Deferred tax expense:
Origination of temporary differences	275	332
Revaluation of deferred tax balances due to legislative changes	–	2
Total deferred tax expense	275	334
Total income tax expense	758	685

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the income tax expense for the year.

	Years ended December 31
(In millions of dollars, except rates)	2018	2017 (restated, see note 2)
Statutory income tax rate	26.7%	26.7%
Income before income tax expense	2,817	2,530
Computed income tax expense	752	676
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	5	9
Non-deductible portion of equity losses	1	–
Non-deductible loss on FVTOCI investments	–	7
Income tax adjustment, legislative tax change	–	2
Non-taxable portion of capital gains	(9)	(10)
Other	9	1
Total income tax expense	758	685
Effective income tax rate	26.9%	27.1%

DEFERRED TAX ASSETS AND LIABILITIES

	As at December 31
(In millions of dollars)	2018	2017 (restated, see note 2)
Deferred tax assets	–	3
Deferred tax liabilities	(2,910)	(2,624)
Net deferred tax liability	(2,910)	(2,621)

Below is a summary of the movement of net deferred tax assets and liabilities during 2018 and 2017.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total
January 1, 2018	(1,060)	(1,075)	(126)	18	(418)	40	(2,621)
(Expense) recovery in net income	(85)	(117)	(3)	11	(97)	16	(275)
Recovery (expense) in other comprehensive income	–	–	63	–	–	(77)	(14)
December 31, 2018	(1,145)	(1,192)	(66)	29	(515)	(21)	(2,910)

Deferred tax assets (liabilities) (In millions of dollars) (restated, see note 2)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Contract and deferred commission cost assets	Other	Total
January 1, 2017	(947)	(953)	(61)	24	(368)	28	(2,277)
Expense in net income	(113)	(117)	(3)	(6)	(50)	(45)	(334)
(Expense) recovery in other comprehensive income	–	–	(62)	–	–	57	(5)
Other	–	(5)	–	–	–	–	(5)
December 31, 2017	(1,060)	(1,075)	(126)	18	(418)	40	(2,621)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2018	2017
Realized and accrued capital losses in Canada that can be applied against future capital gains	98	–
Tax losses in foreign jurisdictions that expire between 2023 and 2037	68	41
Deductible temporary differences in foreign jurisdictions	25	23
Total unrecognized temporary differences	191	64

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences is not expected to result in any significant tax implications.

NOTE 13: EARNINGS PER SHARE

ACCOUNTING POLICY

We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of the Company, they are considered potentially dilutive and are included in the calculation of the Company’s diluted net earnings per share if they have a dilutive impact in the period.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2018	2017 (restated, see note 2)
Numerator (basic) – Net income for the year	2,059	1,845
Denominator – Number of shares (in millions):
Weighted average number of shares outstanding – basic	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	2
Weighted average number of shares outstanding – diluted	516	517

Earnings per share:
Basic	$4.00	$3.58
Diluted	$3.99	$3.57

For the year ended December 31, 2018, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the year ended December 31, 2018 was reduced by $2 million in the diluted earnings per share calculation. There was no effect for the year ended December 31, 2017.

For the year ended December 31, 2018, there were 37,715 options out of the money (2017 – 489,835) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

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NOTE 14: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY

We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value, and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	Note	2018	2017 (restated, see note 2)
Customer accounts receivable		1,529	1,443
Other accounts receivable		785	653
Allowance for doubtful accounts	16	(55)	(61)
Total accounts receivable		2,259	2,035

NOTE 15: INVENTORIES

ACCOUNTING POLICY

We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a weighted average cost basis for Wireless devices and accessories and a first-in, first-out basis for other finished goods and merchandise) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2018	2017 (restated, see note 2)
Wireless devices and accessories	399	373
Other finished goods and merchandise	67	62
Total inventories	466	435

Cost of equipment sales and merchandise for resale includes $2,515 million (2017 – $2,259 million) of inventory costs for 2018.

NOTE 16: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY

Recognition

We initially recognize cash and cash equivalents, bank advances, accounts receivable, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Classification and measurement

We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as FVTPL or FVTOCI, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification and measurement method
Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Investments, measured at FVTOCI	FVTOCI with no reclassification to net income [1]

Financial liabilities
Bank advances	Amortized cost
Short-term borrowings	Amortized cost
Accounts payable	Amortized cost
Accrued liabilities	Amortized cost
Long-term debt	Amortized cost

Derivatives [2]
Debt derivatives [3]	FVTOCI and FVTPL
Bond forwards	FVTOCI
Expenditure derivatives	FVTOCI
Equity derivatives	FVTPL [4]

[1]	Subsequently measured at fair value with changes recognized in the FVTOCI investment reserve.
[2]

Derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[3]

Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and are measured at FVTPL. Debt derivatives related to our senior notes and debentures are designated as hedges for accounting purposes and are measured at FVTOCI.

[4]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

Offsetting financial assets and financial liabilities

We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

Derivative instruments

We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivatives	The risk they manage	Types of derivative instruments
Debt derivatives	Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, and commercial paper borrowings	Cross-currency interest rate exchange agreements Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	Impact of fluctuations in market interest rates on forecast interest payments for expected long-term debt	Forward interest rate agreements
Expenditure derivatives	Impact of fluctuations in foreign exchange rates on forecast US dollar-denominated expenditures	Forward foreign exchange agreements
Equity derivatives	Impact of fluctuations in share price on stock-based compensation expense	Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives. Embedded derivatives are separated from the host contract and accounted for as separate derivatives if the host contract is not a financial asset and certain criteria are met.

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Hedge ratio

Our policy is to hedge 100% of the foreign currency risk arising from principal and interest payment obligations on US dollar-denominated senior notes and debentures. We typically hedge up to 100% of forecast foreign currency expenditures net of foreign currency cash inflows. We have also hedged up to 100% of the interest rate risk on forecast future senior note issuances.

Hedging reserve

The hedging reserve represents the accumulated change in fair value of the derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs and discounts

We defer transaction costs and discounts associated with issuing long-term debt and direct costs we pay to lenders to obtain revolving credit facilities and amortize them using the effective interest method over the life of the related instrument.

FVTOCI investment reserve

The FVTOCI investment reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Impairment (expected credit losses)

We consider the credit risk of a financial asset at initial recognition and at each reporting period thereafter until it is derecognized. For a financial asset that is determined to have low credit risk at the reporting date and that has not had significant increases in credit risk since initial recognition, we measure any impairment loss based on the credit losses we expect to recognize over the next twelve months. For other financial assets, we will measure an impairment loss based on the lifetime expected credit losses. Certain assets, such as trade receivables and contract assets without significant financing components, must always be recorded at lifetime expected credit losses.

Lifetime expected credit losses are estimates of all possible default events over the expected life of a financial instrument. Twelve-month expected credit losses are estimates of all possible default events within twelve months of the reporting date or over the expected life of a financial instrument, whichever is shorter.

Financial assets that are significant in value are assessed individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

•

Contract assets – we measure an impairment loss for contract assets based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 5).

•

Accounts receivable – we measure an impairment loss for accounts receivable based on the lifetime expected credit losses, which is allocated to an allowance for doubtful accounts and recognized as a loss in net income (see note 14).

•

Investments measured at FVTOCI – we measure an impairment loss for equity investments measured at FVTOCI as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is recognized in the FVTOCI investment reserve.

We consider financial assets to be in default when, in the case of contract assets and accounts receivable, the counterparty is unlikely to satisfy its obligations to us in full. Our investments measured at FVTOCI cannot default. To determine if our financial assets are in default, we consider the amount of time for which it has been outstanding, the reason for the amount being outstanding (for example, if the customer has ongoing service or if they have been deactivated, whether voluntarily or involuntarily), and the risk profile of the underlying customers. We typically write-off accounts receivable when they have been outstanding for a significant period of time.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments’ discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS

We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecast transactions designated as hedged items in hedging relationships will materialize as forecast, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY INFORMATION

We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our potential risk exposures by financial instrument.

Financial instrument	Financial risks
Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Investments, measured at FVTOCI	Liquidity, market price, and foreign exchange

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate

Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Bond forwards	Credit, liquidity, and interest rate
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price

[1]	Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our accounts receivable and to our debt, expenditure, and equity derivatives. Our broad customer base limits the concentration of this risk. Our accounts receivable on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts, which management estimates based on lifetime expected credit losses.

Our accounts receivable do not contain significant financing components and therefore we measure our allowance for doubtful accounts using lifetime expected credit losses related to our accounts receivable. We believe the allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable. As at December 31, 2018, $477 million (2017 – $489 million) of gross accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is summary of the aging of our customer accounts receivable.

	As at December 31
(In millions of dollars)	2018	2017 (restated, see note 2)
Customer accounts receivable (net of allowance for doubtful accounts)
Less than 30 days past billing date	970	894
30-60 days past billing date	300	303
61-90 days past billing date	100	113
Greater than 90 days past billing date	104	72
Total	1,474	1,382

Below is a summary of the activity related to our allowance for doubtful accounts.

	Years ended December 31
(In millions of dollars)	2018	2017 (restated, see note 2)
Balance, beginning of year	61	59
Allowance for doubtful accounts expense	201	179
Net use [1]	(207)	(177)
Balance, end of year	55	61

[1]	Includes $17 million of recoveries arising from the sale of fully provided for accounts receivable for the year ended December 31, 2018 (2017 – nil).

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

Credit risk related to our debt derivatives, bond forwards, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A+ to AA-.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

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Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2018 and 2017.

December 31, 2018 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Short-term borrowings	2,255	2,255	2,255	–	–	–
Accounts payable and accrued liabilities	3,052	3,052	3,052	–	–	–
Long-term debt	14,290	14,404	900	2,350	2,442	8,712
Other long-term financial liabilities	38	38	1	24	5	8
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,341	1,045	296	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,473)	(1,146)	(327)	–	–
Equity derivative instruments	–	(92)	(92)	–	–	–
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	–	6,920	–	–	1,392	5,528
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(8,254)	–	–	(1,842)	(6,412)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	–	1,560	1,560	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(1,601)	(1,601)	–	–	–
Bond forwards	–	87	87	–	–	–
Net carrying amount of derivatives (asset)	(1,500)
	18,135	18,237	6,061	2,343	1,997	7,836

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2017 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Bank advances	6	6	6	–	–	–
Short-term borrowings	1,585	1,585	1,585	–	–	–
Accounts payable and accrued liabilities	2,931	2,931	2,931	–	–	–
Long-term debt	14,448	14,555	1,756	1,800	2,050	8,949
Other long-term financial liabilities	9	9	2	3	2	2
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,538	1,093	445	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,506)	(1,054)	(452)	–	–
Equity derivative instruments	–	(68)	(68)	–	–	–
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	–	7,417	1,435	–	–	5,982
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(8,405)	(1,756)	–	–	(6,649)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	–	956	956	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(934)	(934)	–	–	–
Bond forwards	–	64	64	–	–	–
Net carrying amount of derivatives (asset)	(1,094)
	17,885	18,148	6,016	1,796	2,052	8,284

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2018 and 2017.

December 31, 2018 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	658	1,141	913	5,923

December 31, 2017 (In millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	712	1,160	908	5,409

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARKET PRICE RISK

Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our investments measured at FVTOCI or our share price will affect our income, cash flows, or the value of our financial instruments. The derivative instruments we use to manage this risk are described in this note.

Market price risk – publicly traded investments

We manage risk related to fluctuations in the market prices of our investments in publicly traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly traded investments.

Market price risk – Class B Non-Voting Shares

Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by the change in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Share would not have a material effect on net income.

FOREIGN EXCHANGE RISK

We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt and short-term borrowings. We designate the debt derivatives related to our senior notes and senior debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We have not designated the debt derivatives related to our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecast operational and capital expenditures. As at December 31, 2018, all of our US dollar-denominated long-term debt and short-term borrowings were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2018.

INTEREST RATE RISK

We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings and bank credit facilities. We were previously exposed to risk of changes in market interest rates due to our $250 million floating rate senior unsecured notes that were repaid in 2017. As at December 31, 2018, 85.3% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2017 – 89.5%).

Below is a sensitivity analysis for significant exposures with respect to our publicly traded investments, expenditure derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2018 and 2017 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2018	2017	2018	2017
Share price of publicly traded investments $1 change	–	–	14	14
Expenditure derivatives – change in foreign exchange rate $0.01 change in Cdn$ relative to US$	–	–	8	9
Short-term borrowings 1% change in interest rates	17	12	–	–

DERIVATIVE INSTRUMENTS

As at December 31, 2018 and 2017, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.

Below is a summary of our net asset (liability) position for our various derivatives.

	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities			900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Net mark-to-market expenditure derivative asset				122
Equity derivatives not accounted for as hedges:
As assets			258	92
Net mark-to-market asset				1,500

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	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets	–	–	276	68
Net mark-to-market asset				1,094

Below is a summary of the net cash proceeds (payments) on debt derivatives.

	Years ended December 31
(In millions of dollars)	2018	2017
Proceeds on debt derivatives related to US commercial paper	19,211	9,692
Proceeds on debt derivatives related to credit facility borrowings	157	2,310
Proceeds on debt derivatives related to senior notes	1,761	–
Total proceeds on debt derivatives	21,129	12,002
Payments on debt derivatives related to US commercial paper	(19,148)	(9,754)
Payments on debt derivatives related to credit facility borrowings	(157)	(2,327)
Payments on debt derivatives related to senior notes	(1,436)	–
Total payments on debt derivatives	(20,741)	(12,081)
Net proceeds (payments) on settlement of debt derivatives	388	(79)

Below is a summary of the changes in fair value of our derivative instruments for 2018 and 2017.

Year ended December 31, 2018 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of year	1,152	(23)	(64)	(39)	68	1,094
Proceeds received from settlement of derivatives	(1,761)	(19,368)	–	(1,089)	(4)	(22,222)
Payment on derivatives settled	1,436	19,305	–	1,093	–	21,834
Increase (decrease) in fair value of derivatives	505	127	(23)	157	28	794
Derivative instruments, end of year	1,332	41	(87)	122	92	1,500

Mark-to-market asset	1,354	41	–	122	92	1,609
Mark-to-market liability	(22)	–	(87)	–	–	(109)
Mark-to-market asset (liability)	1,332	41	(87)	122	92	1,500

Year ended December 31, 2017 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of year	1,683	–	(51)	19	8	1,659
Proceeds received from settlement of derivatives	–	(12,002)	–	(1,207)	(6)	(13,215)
Payment on derivatives settled	–	12,081	–	1,240	–	13,321
(Decrease) increase in fair value of derivatives	(531)	(102)	(13)	(91)	66	(671)
Derivative instruments, end of year	1,152	(23)	(64)	(39)	68	1,094

Mark-to-market asset	1,301	–	–	5	68	1,374
Mark-to-market liability	(149)	(23)	(64)	(44)	–	(280)
Mark-to-market asset (liability)	1,152	(23)	(64)	(39)	68	1,094

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Below is a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31
(In millions of dollars)	2018	2017
Current asset	270	421
Long-term asset	1,339	953
	1,609	1,374
Current liability	(87)	(133)
Long-term liability	(22)	(147)
	(109)	(280)
Net mark-to-market asset	1,500	1,094

As at December 31, 2018, US$6.1 billion notional amount of our outstanding debt derivatives have been designated as hedges for accounting purposes (2017 – US$6.7 billion). As at December 31, 2018, 100% of our currently outstanding bond forwards and expenditure derivatives have been designated as hedges for accounting purposes (2017 – 100%). In 2018, we recognized a $10 million decrease to net income related to hedge ineffectiveness (2017 – $3 million increase).

Debt derivatives

We use cross-currency interest exchange agreements to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments, credit facility borrowings, and commercial paper borrowings (see note 18). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings or commercial paper borrowings as hedges for accounting purposes.

During 2018 and 2017, we entered and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	125	1.26	157	1,610	1.32	2,126
Debt derivatives settled	125	1.26	157	1,760	1.32	2,327
Net cash paid			(1)			(17)

Commercial paper program
Debt derivatives entered	15,262	1.29	19,751	8,266	1.30	10,711
Debt derivatives settled	14,833	1.29	19,148	7,521	1.29	9,692
Net cash received (paid)			63			(62)

In 2018, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued on February 8, 2018 (see note 20). Below is a summary of the debt derivatives we entered to hedge senior notes issued during 2018.

(In millions of dollars, except for coupon and interest rates) Effective date		US$		Hedging effect
	Principal/ Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

During the year, concurrent with the issuance of our US$750 million senior notes, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

We did not enter or settle any debt derivatives related to senior notes during 2017.

124     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Bond forwards

During 2018 or 2017, we did not enter or settle any bond forwards.

During the year ended December 31, 2018, we determined that we would no longer be able to exercise certain ten-year bond forward derivatives within the originally designated time frame. Consequently, we discontinued hedge accounting on those bond forward derivatives and reclassified a $21 million loss from the hedging reserve within shareholders’ equity to finance costs (recorded in “change in fair value of derivative instruments”). We subsequently extended the bond forwards to May 31, 2019, with the ability to extend them further and redesignated them as effective hedges.

Below is a summary of the bond forwards we have entered to hedge the underlying Government of Canada (GoC) 10-year and 30-year rate for anticipated future debt that were outstanding as at December 31, 2018 and 2017.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2018	Hedged GoC interest rate as at December 31, 2017	2018	2017
10	December 2014	January 31, 2019	500	3.01%	2.85%	500	500
30	December 2014	February 28, 2019	400	2.70%	2.65%	400	400
Total			900			900	900

[1]

Bond forwards with maturity dates beyond December 31, 2018 are subject to GoC rate re-setting from time to time. Both the 10-year and 30-year bond forwards were extended in 2018 to their respective maturity dates.

Expenditure derivatives

Below is a summary of the expenditure derivatives we entered and settled during 2018 and 2017 to manage foreign exchange risk related to certain forecast expenditures.

	Years ended December 31
	2018			2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	720	1.24	896	840	1.27	1,070
Expenditure derivatives settled	840	1.30	1,093	930	1.33	1,240

As at December 31, 2018, we had US$1,080 million of expenditure derivatives outstanding (2017 — US$1,200 million), at an average rate of $1.24/US$ (2017 — $1.28/US$), with terms to maturity ranging from January 2019 to December 2020 (2017 – January 2018 to December 2019). As at December 31, 2018, our outstanding expenditure derivatives maturing in 2019 were hedged at an average exchange rate of $1.24/US$.

Equity derivatives

We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs for stock options, RSUs, and DSUs (see note 24). The equity derivatives were originally entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. In 2018, we executed extension agreements for each of our equity derivative contracts under substantially the same committed terms and conditions with revised expiry dates of April 2019 (from April 2018). The equity derivatives have not been designated as hedges for accounting purposes.

During 2018, we settled 0.4 million equity derivatives at a weighted average price of $61.15 for net proceeds of $4 million. During 2017, we settled existing equity derivatives for net proceeds of

$6 million and entered into new derivatives on 1.0 million Class B Non-Voting Shares with an expiry date of March 2018.

During 2018, we recognized a recovery, net of interest receipts, of $33 million (2017 – $74 million recovery), in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments. As at December 31, 2018, the fair value of the equity derivatives was an asset of $92 million (2017 – $68 million asset), which is included in current portion of derivative instruments.

As at December 31, 2018, we had equity derivatives outstanding for 5.0 million (2017 – 5.4 million) Class B Non-Voting Shares with a weighted average price of $51.54 (2017 – $51.44).

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices;
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2018 and 2017 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

Below is a summary of the financial instruments carried at fair value.

	As at December 31
	Carrying value		Fair value (Level 1)		Fair value (Level 2)
(In millions of dollars)	2018	2017	2018	2017	2018	2017
Financial assets
Investments, measured FVTOCI:
Investments in publicly traded companies	1,051	1,465	1,051	1,465	–	–
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,354	1,301	–	–	1,354	1,301
Debt derivatives not accounted for as cash flow hedges	41	–	–	–	41	–
Expenditure derivatives accounted for as cash flow hedges	122	5	–	–	122	5
Equity derivatives not accounted for as cash flow hedges	92	68	–	–	92	68
Total financial assets	2,660	2,839	1,051	1,465	1,609	1,374
Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	22	149	–	–	22	149
Debt derivatives not accounted for as hedges	–	23	–	–	–	23
Bond forwards accounted for as cash flow hedges	87	64	–	–	87	64
Expenditure derivatives accounted for as cash flow hedges	–	44	–	–	–	44
Total financial liabilities	109	280	–	–	109	280

Below is a summary of the fair value of our long-term debt.

	As at December 31
(In millions of dollars)		2018		2017
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	14,290	15,110	14,448	16,134

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2018 and 2017.

126     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

NOTE 17: INVESTMENTS

ACCOUNTING POLICY

Investments in publicly traded and private companies

We have elected to irrevocably classify our investments in companies over which we do not have control or significant influence as FVTOCI with no subsequent reclassification to net income because we do not hold these investments with the intent of short-term trading. We account for them as follows:

•	publicly traded companies – at fair value based on publicly quoted prices; and
•	private companies – at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements

An entity is an associate when we have significant influence over the entity’s financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:

•	joint ventures – when we have the rights to the net assets of the arrangement; and
•	joint operations – when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity’s income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures

At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2018	2017
Investments in:
Publicly traded companies	1,051	1,465
Private companies	145	167
Investments, measured at FVTOCI	1,196	1,632
Investments, associates and joint ventures	938	929
Total investments	2,134	2,561

INVESTMENTS, MEASURED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Publicly traded companies

We hold a number of interests in publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc. This year, we recognized realized losses of nil and unrealized losses of $414 million (2017 – nil of realized losses and $418 million of unrealized gains) with corresponding amounts in other comprehensive income (2017 – net income and other comprehensive income, respectively).

INVESTMENTS, ASSOCIATES AND JOINT VENTURES

We have (or had) interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)

MLSE, a sports and entertainment company, owns and operates the Scotiabank Arena, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’ Toronto FC, the CFL’s Toronto Argonauts, the AHL’s Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel

Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

shomi

shomi was a joint venture equally owned by Rogers and Shaw Communications (Shaw) and previously operated a premium subscription video-on-demand service offering movies and television series for viewing online and through cable set-top boxes. Our investment in shomi was accounted for as a joint venture using the equity method. In 2016, we announced the decision to wind down our shomi joint venture (see note 11). In 2017, the remaining assets associated with shomi were transferred to their respective partners and the partnership was officially wound up.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2018	2017
Current assets	489	515
Long-term assets	3,303	3,269
Current liabilities	(740)	(1,184)
Long-term liabilities	(1,258)	(825)
Total net assets	1,794	1,775
Our share of net assets	935	927
Revenue	1,903	1,706
Expenses	(1,902)	(1,686)
Net income	1	20
Our share of net income	–	14

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at December 31, 2018 and 2017.

	As at December 31
(In millions of dollars)	2018	2017
Accounts receivable securitization program	650	650
US commercial paper program	1,605	935
Total short-term borrowings	2,255	1,585

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from US commercial paper	15,262	1.29	19,752	8,267	1.30	10,712
Repayment of US commercial paper	(14,858)	1.30	(19,244)	(7,530)	1.29	(9,704)
Net proceeds received from US commercial paper			508			1,008
Proceeds received from accounts receivable securitization			225			530
Repayment of accounts receivable securitization			(225)			(680)
Net repayment of accounts receivable securitization			–			(150)
Net proceeds received on short-term borrowings			508			858

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

We participate in an accounts receivable securitization program with a Canadian financial institution that allows us to sell certain trade receivables into the program. As at December 31, 2018, the proceeds of the sales were committed up to a maximum of $1,050 million (2017 – $1,050 million). Effective October 27, 2017, we extended the term of the program to November 1, 2020.

	As at December 31
(In millions of dollars)	2018	2017
Trade accounts receivable sold to buyer as security	1,391	1,355
Short-term borrowings from buyer	(650)	(650)
Overcollateralization	741	705

	Years ended December 31
(In millions of dollars)	2018	2017
Accounts receivable securitization program, beginning of year	650	800
Net repayment of accounts receivable securitization	–	(150)
Accounts receivable securitization program, end of year	650	650

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivable we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

US COMMERCIAL PAPER PROGRAM

In 2017, we entered into a US CP program that allowed us to issue up to a maximum aggregate principal amount of US$1 billion. In December 2017, we increased the maximum aggregate principal amount allowed under our US CP program to US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. Borrowings under our US CP program are classified as short-term borrowings on our Consolidated Statements of Financial Position when they are due within one year from the date of the financial statements.

128     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Below is a summary of the activity relating to our long-term debt for the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
US commercial paper, beginning of year	746	1.25	935	–	–	–
Net proceeds received from US commercial paper	404	1.26	508	737	1.37	1,008
Discounts on issuance [1]	27	1.33	36	9	1.33	12
Loss (gain) on foreign exchange [1]			126			(85)
US commercial paper, end of year	1,178	1.36	1,605	746	1.25	935

[1]	Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the

US CP program (see note 16). We have not designated these debt derivatives as hedges for accounting purposes.

NOTE 19: PROVISIONS

ACCOUNTING POLICY

Decommissioning and restoration costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in property, plant and equipment and depreciate the asset based on the corresponding asset’s useful life following our depreciation policies for property, plant and equipment. We recognize the accretion of the liability as a charge to finance costs on the Consolidated Statements of Income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan’s main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as provisions; otherwise they are recognized as accrued liabilities. All charges are recognized in restructuring, acquisition and other on the Consolidated Statements of Income (see note 9).

Onerous contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

EXPLANATORY INFORMATION

(In millions of dollars)	Decommissioning Liabilities	Other	Total
December 31, 2017	35	4	39
Additions	–	–	–
Adjustments to existing provisions	2	–	2
Reversals	–	–	–
Amounts used	(1)	(1)	(2)
December 31, 2018	36	3	39
Current (recorded in “other current liabilities”)	3	1	4
Long-term	33	2	35

Decommissioning and restoration costs

Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

Other

Other provisions include various legal claims, which are expected to be settled within five years.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: LONG-TERM DEBT

				As at December 31
(In millions of dollars, except interest rates)	Due date	Principal amount	Interest rate	2018	2017
Senior notes	2018	US 1,400	6.800%	–	1,756
Senior notes	2019	400	2.800%	400	400
Senior notes	2019	500	5.380%	500	500
Senior notes	2020	900	4.700%	900	900
Senior notes	2021	1,450	5.340%	1,450	1,450
Senior notes	2022	600	4.000%	600	600
Senior notes	2023	US 500	3.000%	682	627
Senior notes	2023	US 850	4.100%	1,160	1,066
Senior notes	2024	600	4.000%	600	600
Senior notes	2025	US 700	3.625%	955	878
Senior notes	2026	US 500	2.900%	682	627
Senior debentures [1]	2032	US 200	8.750%	273	251
Senior notes	2038	US 350	7.500%	478	439
Senior notes	2039	500	6.680%	500	500
Senior notes	2040	800	6.110%	800	800
Senior notes	2041	400	6.560%	400	400
Senior notes	2043	US 500	4.500%	682	627
Senior notes	2043	US 650	5.450%	887	816
Senior notes	2044	US 1,050	5.000%	1,433	1,318
Senior notes	2048	US 750	4.300%	1,022	–
				14,404	14,555
Deferred transaction costs and discounts				(114)	(107)
Less current portion				(900)	(1,756)

Total long-term debt				13,390	12,692

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2018 and 2017.

Each of the above senior notes and debentures are unsecured and, as at December 31, 2018, were guaranteed by RCCI, ranking equally with all of RCI’s other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 16).

130     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018			Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			–			1,730
Credit facility borrowings (US$)	125	1.26	157	960	1.32	1,269

Total credit facility borrowings			157			2,999

Credit facility repayments (Cdn$)			–			(1,830)
Credit facility repayments (US$)	(125)	1.26	(157)	(1,110)	1.31	(1,453)

Total credit facility repayments			(157)			(3,283)

Net repayments under credit facilities			–			(284)

Senior note issuances (US$)	750	1.25	938	–	–	–

Senior note repayments (Cdn$)			–			(750)
Senior notes repayments (US$)	(1,400)	1.26	(1,761)	–	–	–

Total senior notes repayments			(1,761)			(750)

Net repayment of senior notes			(823)			(750)

Net repayment of long-term debt			(823)			(1,034)

	Years ended December 31
(In millions of dollars)	2018	2017
Long-term debt net of transaction costs, beginning of year	14,448	16,080
Net repayment of long-term debt	(823)	(1,034)
Loss (gain) on foreign exchange	672	(608)
Deferred transaction costs incurred	(18)	(3)
Amortization of deferred transaction costs	11	13
Long-term debt net of transaction costs, end of year	14,290	14,448

WEIGHTED AVERAGE INTEREST RATE

As at December 31, 2018, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivatives and bond forwards, was 4.45% (2017 – 4.70%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES

Our $3.2 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

In 2017, we amended our revolving credit facility to, among other things, extend the maturity date of the original $2.5 billion facility from September 2020 to March 2022. In addition, we added a $700 million tranche to the facility that matures in March 2020. As a result, the total credit limit for the facility is now $3.2 billion.

In 2018, we amended our revolving credit facility to, among other things, extend the maturity date of the $2.5 billion tranche from March 2022 to September 2023 and to extend the maturity date on the $700 million tranche from March 2020 to September 2021.

In 2017, we repaid the entire balance that was outstanding under our non-revolving bank credit facility. As a result of this repayment, this facility was terminated.

As at December 31, 2018, we had available liquidity of $1.6 billion (2017 – $2.3 billion) under our $4.2 billion bank and letter of credit facilities (2017 – $3.3 billion), of which we had utilized $1.0 billion (2017 – $0.1 billion) for letters of credit and reserved $1.6 billion to backstop amounts outstanding under our US CP program borrowings (2017 – $0.9 billion).

SENIOR NOTES AND DEBENTURES

We pay interest on all of our fixed-rate senior notes and debentures on a semi-annual basis. We paid interest on our floating rate senior notes on a quarterly basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issuance of senior notes

Below is a summary of the senior notes that we issued in 2018. We did not issue any senior notes in 2017.

(In millions of dollars, except interest rates and discounts)
Date issued	Principal amount		Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2018 issuances
February 8, 2018	US	750	2048	4.300%	99.398%	938	16

[1]	Gross proceeds before transaction costs and discounts.
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the 2018 issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars (see note 16).

Repayment of senior notes and related derivative settlements

Below is a summary of the repayment of our senior notes during 2018 and 2017. The associated debt derivatives for the 2018 repayment were settled at maturity. There were no debt derivatives associated with the 2017 repayments.

(In millions of dollars)
Maturity date	Notional amount (US$)	Notional amount (Cdn$)
2018 repayments
April 2018	1,400	1,761

2017 repayments
March 2017	–	250
June 2017	–	500
Total for 2017	–	750

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $326 million. As a result, we repaid a net amount of $1.5 billion including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility. For the year ended December 31, 2018, we recognized a $28 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment (see note 10).

PRINCIPAL REPAYMENTS

Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2018.

(In millions of dollars)
2019	900
2020	900
2021	1,450
2022	600
2023	1,842
Thereafter	8,712
Total long-term debt	14,404

TERMS AND CONDITIONS

As at December 31, 2018 and 2017, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2018, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

NOTE 21: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2018	2017
Deferred pension liability	22	373	460
Supplemental executive retirement plan	22	67	66
Stock-based compensation	24	66	66
Other		40	21
Total other long-term liabilities		546	613

132     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

NOTE 22: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY

Post-employment benefits – defined benefit pension plans

We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:

•	expected rates of salary increases for calculating increases in future benefits;
•	mortality rates for calculating the life expectancy of plan members; and
•	past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in operating costs on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits – Defined Contribution Pension Plan

In 2016, we closed the defined benefit pension plans to new members and introduced a Defined Contribution Pension Plan. This change did not impact current defined benefit members at the time; any employee enrolled in any of the defined benefit pension plans at that date continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the Defined Contribution Pension Plan when the employee provides service to the Company.

Termination benefits

We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2018.

Principal actuarial assumptions

	2018	2017
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	3.9%	3.7%
Rate of compensation increase	1.0% to 4.5%, based on employee age	3.0%
Mortality rate	CIA Private with CPM B scale	CIA Private with CPM B Scale
Pension expense
Discount rate	3.7%	4.1%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B scale	CIA Private with CPM B Scale

Sensitivity of key assumptions

In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation
(In millions of dollars)	2018	2017
Discount rate
Impact of 0.5% increase	(196)	(207)
Impact of 0.5% decrease	224	237

Rate of future compensation increase
Impact of 0.25% increase	16	21
Impact of 0.25% decrease	(16)	(21)

Mortality rate
Impact of 1 year increase	47	49
Impact of 1 year decrease	(50)	(52)

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY INFORMATION

We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members in 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. In 2009 and 2011, we purchased group annuities for our then-retirees. Accordingly, the current plan members are primarily active Rogers employees as opposed to retirees. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)’s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members in 2016.

In addition to the defined benefit pension plans, we also provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

During the year, we amended certain of our defined benefit pension plans and recognized a $43 million reduction in past service cost this year, which was recorded as a reduction of pension expense, included in “operating costs” in the Consolidated Statements of Income.

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:

•	overseeing the funding, administration, communication, and investment management of the plans;
•	selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
•	proposing, considering, and approving amendments;
•	proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
•	reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
•	reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plan. Investment and market return risk is managed by:

•	contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•	specifying the kinds of investments that can be held in the plans and monitoring compliance;
•	using asset allocation and diversification strategies; and
•	purchasing annuities from time to time.

The funded pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution plans are registered with the Financial Services Commission of Ontario, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded plans.

	As at December 31
(In millions of dollars)	2018	2017
Plan assets, at fair value	1,965	1,890
Accrued benefit obligations	(2,330)	(2,342)
Net deferred pension liability	(365)	(452)
Consists of:
Deferred pension asset	8	8
Deferred pension liability	(373)	(460)
Net deferred pension liability	(365)	(452)

Below is a summary of our pension fund assets.

	Years ended December 31
(In millions of dollars)	2018	2017
Plan assets, beginning of year	1,890	1,619
Interest income	73	72
Remeasurements, recognized in other comprehensive income and equity	(114)	92
Contributions by employees	39	42
Contributions by employer	148	145
Benefits paid	(68)	(76)
Administrative expenses paid from plan assets	(3)	(4)
Plan assets, end of year	1,965	1,890

134     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31
(In millions of dollars)	2018	2017
Accrued benefit obligations, beginning of year	2,342	2,006
Current service cost	143	137
Past service recovery	(43)	–
Interest cost	85	81
Benefits paid	(68)	(76)
Contributions by employees	39	42
Remeasurements, recognized in other comprehensive income and equity	(168)	152
Accrued benefit obligations, end of year	2,330	2,342

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31
(In millions of dollars)	2018	2017
Equity securities	1,149	1,134
Debt securities	810	742
Other – cash	6	14
Total fair value of plan assets	1,965	1,890

Below is a summary of our net pension expense. Net interest cost is included in finance costs; other pension expenses are included in salaries and benefits expense in operating costs on the Consolidated Statements of Income.

	Years ended December 31
(In millions of dollars)	2018	2017
Plan cost:
Current service cost	143	137
Past service recovery	(43)	–
Net interest cost	12	9
Net pension expense	112	146
Administrative expense	4	4
Total pension cost recognized in net income	116	150

Net interest cost, a component of the plan cost above, is included in finance costs and is outlined as follows:

	Years ended December 31
(In millions of dollars)	2018	2017
Interest income on plan assets	(73)	(72)
Interest cost on plan obligation	85	81
Net interest cost, recognized in finance costs	12	9

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31
(In millions of dollars)	2018	2017
(Loss) return on plan assets (excluding interest income)	(114)	92
Change in financial assumptions	158	(168)
Change in demographic assumptions	(10)	–
Effect of experience adjustments	20	16
Remeasurement gain (loss), recognized in other comprehensive income and equity	54	(60)

We also provide supplemental unfunded defined benefit pensions to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, remeasurements, and benefits paid.

	Years ended December 31
(In millions of dollars)	2018	2017
Accrued benefit obligation, beginning of year	66	62
Pension expense, recognized in employee salaries and benefits expense	2	2
Net interest cost, recognized in finance costs	2	3
Remeasurements, recognized in other comprehensive income	1	2
Benefits paid	(4)	(3)
Accrued benefit obligation, end of year	67	66

We also have defined contribution plans with total pension expense of $8 million in 2018 (2017 – $6 million), which is included in employee salaries and benefits expense.

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2018	2017
Equity securities:
Domestic	11.8%	11.8%	7% to 17%
International	46.7%	48.1%	33% to 63%
Debt securities	41.2%	39.3%	30% to 50%
Other – cash	0.3%	0.8%	0% to 2%
Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities. As a result, approximately $5 million (2017 – $7 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Below is a summary of the actual contributions to the plans.

	Years ended December 31
(In millions of dollars)	2018	2017
Employer contribution	148	145
Employee contribution	39	42
Total contribution	187	187

We estimate our 2019 employer contributions to our funded plans to be $177 million. The actual value will depend on the results of the 2019 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2018 is 18 years (2017 – 19 years).

Plan assets recognized an actual net loss of $44 million in 2018 (2017 – $160 million net return).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $384 million as at December 31, 2018 (2017 – $425 million) associated with post-retirement benefit plans.

NOTE 23: SHAREHOLDERS’ EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400,000,000	• Without par value • Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series	• None
RCI Class A Voting Shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
RCI Class B Non-Voting Shares	1,400,000,000	• Without par value	• None

RCI’s Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI’s Articles of Continuance, in order to ensure that Rogers remains qualified to hold the licences referred to above.

DIVIDENDS

We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

Date declared	Date paid	Dividend per share (dollars)
January 25, 2018	April 3, 2018	0.48
April 19, 2018	July 3, 2018	0.48
August 15, 2018	October 3, 2018	0.48
October 19, 2018	January 3, 2019	0.48
		1.92

January 26, 2017	April 3, 2017	0.48
April 18, 2017	July 4, 2017	0.48
August 17, 2017	October 3, 2017	0.48
October 19, 2017	January 2, 2018	0.48
		1.92

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 24, 2019, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 1, 2019, to shareholders of record on March 12, 2019.

NORMAL COURSE ISSUER BID

In April 2018, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) that allows us to purchase, during the twelve-month period ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. We did not repurchase any shares under the NCIB in 2018.

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NOTE 24: STOCK-BASED COMPENSATION

ACCOUNTING POLICY

Stock option plans

Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan

Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in operating costs.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Significant management estimates are used to determine the fair value of stock options, RSUs, and DSUs. The table below shows the weighted average fair value of stock options granted during 2018 and 2017 and the principal assumptions used in applying the Black-Scholes model for non-performance-based options and trinomial option pricing models for performance-based options to determine their fair value at the grant date.

	Years ended December 31
	2018	2017
Weighted average fair value	$8.42	$8.52

Risk-free interest rate	1.7%	0.8%
Dividend yield	3.3%	3.2%
Volatility of Class B Non-Voting Shares	20.1%	21.2%
Weighted average expected life	6.2 years	5.5 years
Weighted average time to vest	2.5 years	2.3 years
Weighted average time to expiry	10.0 years	9.9 years
Employee exit rate	4.9%	3.9%
Suboptimal exercise factor	1.4	1.4
Lattice steps	50	50

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

EXPLANATORY INFORMATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31
(In millions of dollars)	2018	2017
Stock options	17	33
Restricted share units	51	51
Deferred share units	30	51
Equity derivative effect, net of interest receipt	(33)	(74)
Total stock-based compensation expense	65	61

As at December 31, 2018, we had a total liability recognized at its fair value of $252 million (2017 – $223 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $186 million (2017 – $157 million) and is included in accounts payable and accrued liabilities. The long-term portion of this is $66 million (2017 – $66 million) and is included in other long-term liabilities (see note 21).

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2018 was $112 million (2017 – $69 million).

We paid $69 million in 2018 (2017 – $107 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $61.84 (2017 – $59.68).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK OPTIONS

Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Management Compensation Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options

We granted 439,435 performance-based options to certain key executives in 2018 (2017 – 489,835). These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. As at December 31, 2018, we had 1,575,605 performance options (2017 – 1,540,158) outstanding.

Summary of stock options

Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2018		Year ended December 31, 2017
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	2,637,890	$49.42	3,732,524	$43.70
Granted	850,700	$58.88	993,740	$59.71
Exercised	(679,706)	$45.20	(1,603,557)	$42.10
Forfeited	(89,272)	$55.94	(484,817)	$50.74
Outstanding, end of year	2,719,612	$53.22	2,637,890	$49.42
Exercisable, end of year	1,059,590	$46.26	924,562	$42.32

Below is a summary of the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life as at December 31, 2018.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$37.96 – $39.99	360,248	0.16	$37.96	360,248	$37.96
$40.00 – $44.99	245,052	5.02	$44.31	152,901	$43.97
$45.00 – $49.99	575,064	5.36	$48.93	382,303	$48.56
$50.00 – $59.99	1,011,698	8.53	$58.04	41,680	$56.70
$60.00 – $64.99	489,835	8.44	$62.82	122,458	$62.82
$65.00 – $68.10	37,715	9.68	$68.10	–	–
	2,719,612	6.43	$53.22	1,059,590	$46.26

Unrecognized stock-based compensation expense as at December 31, 2018 related to stock-option plans was $8 million (2017 – $6 million) and will be recognized in net income over the next four years as the options vest.

RESTRICTED SHARE UNITS

The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs

We granted 263,239 performance-based RSUs to certain key executives in 2018 (2017 – 133,559). The number of units that vest and will be paid three years from the grant date will be within 50%

to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of RSUs

Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2018	2017
Outstanding, beginning of year	1,811,845	2,237,085
Granted and reinvested dividends	1,217,487	826,081
Exercised	(597,015)	(984,342)
Forfeited	(213,392)	(266,979)
Outstanding, end of year	2,218,925	1,811,845

Unrecognized stock-based compensation expense as at December 31, 2018 related to these RSUs was $59 million (2017 –

138     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

$41 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNITS

The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs

We granted 40,269 performance-based DSUs to certain key executives in 2018 (2017 — 191,875). The number of units that vest and may be redeemed by the holder three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of DSUs

Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31
(In number of units)	2018	2017
Outstanding, beginning of year	2,327,647	2,396,458
Granted and reinvested dividends	131,051	735,117
Exercised	(334,930)	(333,111)
Forfeited	(119,328)	(470,817)
Outstanding, end of year	2,004,440	2,327,647

Unrecognized stock-based compensation expense as at December 31, 2018 related to these DSUs was $7 million (2017 –$22 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN

Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25,000). The plan administrator purchases Class B Non-Voting Shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee’s contribution that month and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $46 million in 2018 (2017 – $43 million).

EQUITY DERIVATIVES

We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 16) and recognized a $33 million recovery (2017 – $74 million recovery) in stock-based compensation expense for these derivatives.

NOTE 25: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER

Our ultimate controlling shareholder is the Rogers Control Trust (the Trust), which holds voting control of RCI. The beneficiaries of the Trust are members of the Rogers family. Certain directors of RCI represent the Rogers family.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2018 and 2017.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation

Compensation expense for key management personnel included in “employee salaries, benefits, and stock-based compensation” was as follows:

	Years ended December 31
(In millions of dollars)	2018	2017
Salaries and other short-term employee benefits	13	10
Post-employment benefits	2	3
Stock-based compensation [1]	18	19
Total compensation	33	32

[1]	Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

Transactions

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and
•	the chair of the board of a company that provides printing services to the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of related party activity for the business transactions described above.

(In millions of dollars)	Years ended December 31		Outstanding balance as at December 31
	2018	2017	2018	2017
Printing and legal services	13	17	–	–

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS

We have the following material operating subsidiaries as at December 31, 2018 and 2017:

•	Rogers Communications Canada Inc.; and
•	Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. Our subsidiaries are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to Rogers as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

We carried out the following business transactions with our associates and joint arrangements. Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31
(In millions of dollars)	2018	2017
Revenue	86	74
Purchases	197	198

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31
(In millions of dollars)	2018	2017
Accounts receivable	99	80
Accounts payable and accrued liabilities	20	26

NOTE 26: GUARANTEES

We had the following guarantees as at December 31, 2018 and 2017 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS

As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS

We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2018 or 2017. Historically, we have not made any significant payments under these indemnifications or guarantees.

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NOTE 27: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY

Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

EXPLANATORY INFORMATION

COMMITMENTS

Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2018.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Operating leases	208	312	172	287	979
Player contracts [1]	63	8	14	–	85
Purchase obligations [2]	448	332	202	80	1,062
Program rights [3]	667	1,048	1,079	1,346	4,140
Total commitments	1,386	1,700	1,467	1,713	6,266

[1]	Player contracts are Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[2]	Purchase obligations are the contractual obligations under service, product, and wireless device contracts to which we have committed.
[3]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

Operating leases and other rental contracts are for network sites, office premises, and retail outlets across the country. The majority of the lease terms range from five to fifteen years and excludes optional renewals. Rent expense for 2018 was $228 million (2017 – $228 million).

Below is a summary of our other contractual commitments that are not included in the table above.

As at December 31
(In millions of dollars)	2018
Acquisition of property, plant and equipment	244
Acquisition of intangible assets	183
Commitments related to associates and joint ventures	383
Total other commitments	810

CONTINGENT LIABILITIES

We have the following contingent liabilities as at December 31, 2018:

System access fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Income taxes

We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 12) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other claims

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 28: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Years ended December 31
(In millions of dollars)	2018	2017 (restated, see note 2)
Accounts receivable	(133)	(160)
Inventories	(31)	17
Other current assets	(6)	17
Accounts payable and accrued liabilities	103	9
Contract and other liabilities	(47)	(47)
Total change in non-cash operating working capital items	(114)	(164)

CAPITAL EXPENDITURES

	Years ended December 31
(In millions of dollars)	2018	2017
Capital expenditures before proceeds on disposition	2,815	2,510
Proceeds on disposition	(25)	(74)
Capital expenditures	2,790	2,436

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Notes

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     143

Glossary of selected industry terms

and helpful links

3G (Third Generation Wireless): The third generation of mobile phone standards and technology. A key goal of 3G standards was to enable mobile broadband data speeds above 384 Kbps. 3G networks enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Advanced services include video and multimedia messaging and broadband wireless data, all in a mobile environment.

3.5G (Enhanced Third Generation Wireless): Evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are HSPA and CDMA EV-DO.

4G (Fourth Generation Wireless): A technology that offers increased voice, video, and multimedia capabilities, a higher network capacity, improved spectral efficiency, and high-speed data rates over current 3G benchmarks. Also referred to as LTE.

4.5G (Enhanced Fourth Generation Wireless): Evolutionary upgrades to 4G services that enables two to three times the download speeds of 4G technology. 4.5G technology has been designed to support virtual and augmented reality, 4K streaming, and other emerging services.

5G (Fifth Generation Wireless): The proposed next generation of wireless telecommunications standards. We expect 5G technology to result in significantly reduced latency compared to LTE, improvements in signalling efficiency and coverage, and the ability to connect to more devices at once than ever before.

4K - Ultra-High Definition Video: Denotes a specific television display resolution of 4096x2160 pixels. 1920x1080 resolution full-HD televisions present an image of around 2 megapixels, while the 4K generation of screens displays an 8 megapixel image.

ABPU (Average Billings per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless industry to describe the average amount billed to customers per month. ABPU is an indicator of a business’ operating performance.

ARPU (Average Revenue per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless and cable industries to describe the revenue generated per customer per month. ARPU is an indicator of a wireless or cable business’ operating performance.

AWS (Advanced Wireless Services): The wireless telecommunications spectrum band that is used for wireless voice, data, messaging services, and multimedia.

Bandwidth: Bandwidth can have two different meanings: (1) a band or block of radio frequencies measured in cycles per second, or Hertz; or (2) an amount or unit of capacity in a telecommunications transmission network. In general, bandwidth is the available space to carry a signal. The greater the bandwidth, the greater the information-carrying capacity.

BDU (Broadcast Distribution Undertaking): An undertaking for the reception of broadcasting and the retransmission thereof by radio waves or other means of telecommunication to more than one permanent or temporary residence or dwelling unit or to another such undertaking.

bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data that is transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bps; Mbps (megabits per second) is millions of bps; Gbps (gigabits per second) is billions of bps; and Tbps (terabits per second) is trillions of bps.

Broadband: Communications service that allows for the high-speed transmission of voice, data, and video simultaneously at rates of 1.544 Mbps and above.

Bundling: Refers to the coupling of independent products or services offered into one retail package.

BYOD (Bring Your Own Device): Refers to the action that customers are able to sign up for wireless services on a personally purchased device, as opposed to the traditional means of acquiring one through a term contract.

Cable Telephony (Phone): The transmission of real-time voice communications over a cable network.

Churn: This business performance measure is used to describe the disconnect rate of customers to a telecommunications service. It is a measure of customer turnover and is often at least partially reflective of service quality and competitive intensity. It is usually expressed as a percentage and calculated as the number of subscriber units disconnecting in a period divided by the average number of units on the network in the same period.

CLEC (Competitive Local Exchange Carrier): A telecommunications provider company that competes with other, already established carriers, generally the ILEC.

Cloud Computing: The ability to run a program or application on many connected computers simultaneously as the software, data, and services reside in data centres.

CPE (Customer Premise Equipment): Telecommunications hardware, such as a modem or set-top box, that is located at the home or business of a customer.

CRTC (Canadian Radio-television and Telecommunications Commission): The federal regulator for radio and television broadcasters and cable TV and telecommunications companies in Canada.

Data Centre: A facility used to house computer systems and associated components, such as telecommunications and storage systems. It generally includes redundant or backup power supplies, redundant data communications connections, environmental controls (e.g., air conditioning, fire suppression), and security controls.

DOCSIS (Data Over Cable Service Interface Specification): A non-proprietary industry standard developed by CableLabs that allows for equipment interoperability from the headend to the CPE. The latest version (DOCSIS 3.1) enables bonding of multiple channels to allow for download speeds up to 10 Gbps and upload speeds up to 2 Gbps, depending upon how many channels are bonded together.

DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service but uses a different part of the phone line’s bandwidth.

Fibre Optics: A method for the transmission of information (voice, video, or data) in which light is modulated and transmitted over hair-thin filaments of glass called fibre optic cables. The bandwidth capacity of fibre optic cable is much greater than that of copper wire and light can travel relatively long distances through glass without the need for amplification.

FTTH (Fibre-to-the-Home)/FTTP (Fibre-to-the- Premise): Represents fibre optic cable that reaches the boundary of the home or premise, such as a box on the outside wall of a home or business.

GSM (Global System for Mobile Communications): A TDMA-based technology and a member of the “second generation” (2G) family of mobile protocols that is deployed widely around the world, especially at the 850, 900, 1800, and 1900 MHz frequency bands.

HDR (High Dynamic Range): An imaging technique used to reproduce a greater dynamic range of luminosity than is possible with standard digital imaging or photographic techniques.

Hertz: A unit of frequency defined as one cycle per second. It is commonly used to describe the speeds at which electronics are driven in the radio industry. MHz (megahertz) is millions of hertz; GHz (gigahertz) is billions of hertz; and THz is trillions of hertz.

Homes Passed: Total number of homes that have the potential for being connected to a cable system in a defined geographic area.

Hosting (Web Hosting): The business of housing, serving, and maintaining files for one or more websites or e-mail accounts. Using a hosting service allows many companies to share the cost of a high-speed Internet connection for serving files, as well as other Internet infrastructure and management costs.

Hotspot: A Wi-Fi access point in a public place, such as a café, train station, airport, commercial office property, or conference centre.

HSPA (High-Speed Packet Access): HSPA is an IP-based packet-data enhancement technology that provides high-speed broadband packet data services over 3G networks. HSPA+ provides high-speed broadband packet data services at even faster speeds than HSPA over 4G networks.

HUP (Hardware Upgrade): The act of an existing wireless customer upgrading to a new wireless device.

Hybrid Fibre-Coaxial Network Architecture (HFC): A technology in which fibre optic cable and coaxial cable are used in different portions of a network to carry broadband content (such as video, voice, and data) from a distribution facility to a subscriber premise.

ILEC (Incumbent Local Exchange Carrier): The dominant telecommunications company providing local telephone service in a given geographic area when competition began. Typically, an ILEC is the traditional phone company and the original local exchange carrier in a given market.

IoT (Internet of Things): The concept of connecting everyday objects and devices (e.g., appliances and cellular phones) to the Internet and each other. This allows them to sense their environment and communicate between themselves, allowing for the seamless flow of data.

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IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so they can communicate with one another. IP is a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers.

IPTV (Internet Protocol Television): A system where a digital television signal is delivered using IP. Unlike broadcasting, viewers receive only the stream of content they have requested (by surfing channels or ordering video on demand).

ISED Canada (Innovation, Science and Economic Development Canada): The Canadian federal government department responsible for, amongst other things, the regulation, management, and allocation of radio spectrum and establishing technical requirements for various wireless systems.

ISP (Internet Service Provider): A provider of Internet access service to consumers and/or businesses.

LAN (Local Area Network): A network created via linked computers within a small area, such as a single site or building.

LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G) that has evolved and enhanced the UMTS/HSPA+ mobile phone standards. LTE improves spectral efficiency, lowers costs, improves services, and, most importantly, allows for higher data rates. LTE technology is designed to deliver speeds up to 300 Mbps.

LTE Advanced: A mobile communication standard that represents a major enhancement of the LTE standard. With a peak data rate of 1 Gbps, LTE Advanced also offers faster switching between power states and improved performance at the cell edge.

M2M (Machine-to-Machine): The wireless inter-connection of physical devices or objects that are seamlessly integrated into an information network to become active participants in business processes. Services are available to interact with these ‘smart objects’ over the Internet, query, change their state, and capture any information associated with them.

MVNO (Mobile Virtual Network Operator): A wireless communications service provider that does not own the wireless network infrastructure through which it provides services to its customers.

Near-net: Customer location(s) adjacent to network infrastructure allowing connectivity to the premises to be extended with relative ease.

Off-net: Customer location(s) where network infrastructure is not readily available, necessitating the use of a third-party leased access for connectivity to the premises.

On-net: Customer location(s) where network infrastructure is in place to provide connectivity to the premises without further builds or third-party leases. An on-net customer can be readily provisioned.

OTT (Over-the-Top): Audio, visual, or alternative media distributed via the Internet or other non-traditional media.

Penetration: The degree to which a product or service has been sold into, or adopted by, the base of potential customers or subscribers in a given geographic area. This value is typically expressed as a percentage.

POPs (Persons of Population): A wireless industry term for population or number of potential subscribers in a market, a measure of the market size. A POP refers to one person living in a population area, which, in whole or in substantial part, is included in the coverage areas.

Postpaid: A conventional method of payment for wireless service where a subscriber pays a fixed monthly fee for a significant portion of services. Usage (e.g. long distance) and overages are billed in arrears, subsequent to consuming the services. The fees are often arranged on a term contract basis.

Prepaid: A method of payment for wireless service that requires a subscriber to prepay for a set amount of airtime or data usage in advance of actual usage. Generally, a subscriber’s prepaid account is debited at the time of usage so that actual usage cannot exceed the prepaid amount until an additional prepayment is made.

PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format. The term includes set-top boxes with direct-to-disk recording capabilities, which enables video capture and playback to and from a hard disk.

Set-Top Box: A standalone device that receives and decodes programming so that it may be displayed on a television. Set-top boxes may be used to receive broadcast, cable, and satellite programming.

Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data, and video. Various portions of spectrum are designated for use in cellular service, television, FM radio, and satellite transmissions.

SVOD (Subscription Video-on-Demand): Refers to a service that offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis.

TPIA (Third-Party Internet Access): Wholesale high-speed access services of large cable carriers that enable independent service providers to offer retail Internet services to their own end-users.

TSU (Total Service Unit): In the cable TV industry, this typically refers to television, Internet, and cable telephony subscribers. A subscriber that has purchased television and Internet services is counted as two TSUs. A subscriber that has purchased television, Internet, and cable telephony services is counted as three TSUs, etc.

VOD (Video-on-Demand): A cable service that allows a customer to select and view movies and shows at any time from a library of thousands of titles.

VoIP (Voice over IP): The technology used to transmit real-time voice conversations in data packets over a data network using IP. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets, and the Internet.

VoLTE (Voice over LTE): A platform to provide voice services to wireless customers over LTE wireless networks. The LTE standard only supports packet switching, as it is all IP-based technology. Voice calls in GSM are circuit switched, so with the adoption of LTE, carriers are required to re-engineer their voice call network, while providing continuity for traditional circuit-switched networks on 2G and 3G networks.

Wi-Fi: The commercial name for a networking technology standard for wireless LANs that essentially provide the same connectivity as wired networks, but at lower speeds. Wi-Fi allows any user with a Wi-Fi-enabled device to connect to a wireless access point.

Helpful links

Canadian Radio-Television and Telecommunications Commission (CRTC)

The CRTC is an independent public organization that regulates and supervises the Canadian broadcasting and telecommunications systems. It reports to Parliament through the Minister of Canadian Heritage. www.crtc.gc.ca

Innovation, Science and Economic Development Canada (ISED Canada)

ISED Canada is a ministry of the federal government whose mission is to foster a growing, competitive, knowledge-based Canadian economy. It also works with Canadians throughout the economy and in all parts of the country to improve conditions for investment, improve Canada’s innovation performance, increase Canada’s share of global trade, and build an efficient and competitive marketplace. www.ic.gc.ca

Federal Communications Commission (FCC)

The FCC is an independent United States government agency. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite, and cable. The FCC’s jurisdiction covers the 50 states, the District of Columbia, and U.S. territories. www.fcc.gov

Canadian Wireless Telecommunications Association (CWTA)

The CWTA is the industry trade organization and authority on wireless issues, developments, and trends in Canada. It represents wireless service providers as well as companies that develop and produce products and services for the industry, including handset and equipment manufacturers, content and application creators, and business-to-business service providers. www.cwta.ca

The Wireless Association (CTIA)

The CTIA is an international non-profit membership organization, founded in 1984, representing wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The CTIA advocates on their behalf before all levels of government. www.ctia.org

GSM Association (GSMA)

The GSMA is a global trade association representing nearly 800 operators with more than 300 companies in the broader mobile ecosystem, including handset and device makers, software companies, equipment providers, and Internet companies, as well as organizations in adjacent industry sectors. In addition, more than 180 manufacturers and suppliers support the Association’s initiatives as associate members. The GSMA works on projects and initiatives that address the collective interests of the mobile industry, and of mobile operators in particular. www.gsma.com

Commission for Complaints for Telecom-television Services (CCTS)

An independent organization dedicated to working with consumers and service providers to resolve complaints about telephone, television, and Internet services. Its structure and mandate were approved by the CRTC. www.ccts-cprst.ca

For a more comprehensive glossary of industry and technology terms, go to rogers.com/glossary

2018 ANNUAL REPORT  ROGERS COMMUNICATIONS INC.   |     145

Corporate and shareholder information

CORPORATE OFFICES

Rogers Communications Inc.

333 Bloor Street East,

Toronto, ON M4W 1G9

416.935.7777

CUSTOMER SERVICE AND

PRODUCT INFORMATION

888.764.3771 or rogers.com

SHAREHOLDER SERVICES

If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar:

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, QC H3B 3K3, Canada

416.682.3860 or 800.387.0825

inquiries@astfinancial.com

Duplicate Mailings

If you receive duplicate shareholder mailings from Rogers Communications, please contact AST Trust Company (Canada) as detailed above to consolidate your accounts.

INVESTOR RELATIONS

Institutional investors, securities analysts and others requiring additional financial information can visit investors.rogers.com or contact us at:

647.435.6470 or

416.935.7777 (outside North America)

or investor.relations@rci.rogers.com

CORPORATE PHILANTHROPY

For information relating to Rogers’ various philanthropic endeavours, refer to the “About Rogers” section of rogers.com

SUSTAINABILITY

Rogers is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, please visit rogers.com/csr

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange (TSX):

RCI.A – Class A Voting shares

(CUSIP # 775109101)

RCI.B – Class B Non-Voting shares

(CUSIP # 775109200)

New York Stock Exchange (NYSE):

RCI – Class B Non-Voting shares

(CUSIP # 775109200)

DEBT SECURITIES

For details of the public debt securities of the Rogers companies, please refer to the “Debt Securities” section under investors.rogers.com

INDEPENDENT AUDITORS

KPMG LLP

ON-LINE INFORMATION

Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit investors.rogers.com where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms, and management information circulars. You may also subscribe to our news by email or RSS feeds to automatically receive Rogers news releases electronically.

DIRECT DEPOSIT SERVICE

Shareholders may have dividends deposited directly into accounts held at financial institutions. To arrange direct deposit service, please contact AST Trust Company (Canada) as detailed earlier on this page.

COMMON STOCK TRADING AND DIVIDEND INFORMATION

	Price RCI.B on TSX			Dividends Declared per Share
2018	High	Low	Close
First Quarter	$59.31	$55.63	$57.54	$0.48
Second Quarter	$63.02	$60.54	$62.44	$0.48
Third Quarter	$68.68	$65.89	$66.43	$0.48
Fourth Quarter	$72.45	$68.03	$69.96	$0.48

Shares Outstanding at December 31, 2018

Class A Voting	111,155,637
Class B Non-Voting	403,657,038

2019 Expected Dividend Dates

Record Date*:	Payment Date*:
March 12, 2019	April 1, 2019
June 10, 2019	July 2, 2019
September 9, 2019	October 1, 2019
December 11, 2019	January 2, 2020

* Subject to Board approval

Unless indicated otherwise, all dividends paid by Rogers Communications are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

DIVIDEND REINVESTMENT PLAN (DRIP)

Rogers offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Rogers Communications shares by reinvesting their cash dividends without incurring brokerage fees or administration fees. For plan information and enrolment materials or to learn more about Rogers’ DRIP, please visit https://ca.astfinancial. com/InvestorServices/Search-DRIP or contact AST Trust Company (Canada) as detailed earlier on this page.

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS

Registered shareholders can receive electronic notice of financial reports and proxy materials by registering at https://ca.astfinancial.com/edelivery. This approach gets information to shareholders faster than conventional mail and helps Rogers protect the environment and reduce printing and postage costs.

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS

This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the “Risks and Uncertainties Affecting our Business” and “About Forward-Looking Information” sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report.

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The fibre used in the manufacture of the stock comes from well-managed forests,

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This annual report is recyclable	2,373 litres of water saved	19 kg solid waste not created	52 kg CO2 of net greenhouse gases prevented	1,000,000 BTUs energy not consumed

© 2018 Rogers Communications Inc.

Other registered trademarks that appear are the property of the respective owners.

146     |   ROGERS COMMUNICATIONS INC.  2018 ANNUAL REPORT

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